SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom Consolidated financial statements years ended December 31, 2003, 2002 and 2001

FRANCE TELECOM

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Avertissement

Cette traduction anglaise des comptes consolidés rédigés en langue française a été préparée pour le confort des lecteurs anglophones. Malgré tout le soin apporté à cette traduction, certaines erreurs, omissions ou approximations peuvent y subsister. France Télécom, ses représentants et ses salariés n’en assumeront aucune responsabilité.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

(en blanc)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

FRANCE TELECOM

CONSOLIDATED STATEMENT OF INCOME

(Amounts in million of euros, except per share data)

	Note	Year ended December 31,
		2003	2002	2001
Sales of services and products		46,121	46,630	43,026
Cost of services and products sold (excluding items shown separately below)		(17,223)	(18,558)	(17,619)
Selling, general and administrative expenses		(11,117)	(12,579)	(12,520)
Research and development expenses		(478)	(576)	(567)

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan		17,303	14,917	12,320

Depreciation and amortization (excluding goodwill)		(7,538)	(7,910)	(6,910)
Amortization of actuarial adjustments in the early retirement plan	22	(211)	(199)	(210)

Operating income		9,554	6,808	5,200

Interest expenses, net (excluding perpetual bonds redeemable for shares—TDIRA)	16	(3,688)	(4,041)	(3,847)
Interest expense on TDIRA	26	(277)	—	—
Foreign exchange gain/(loss), net		(25)	136	(337)
Discounting of early retirement plan	22	(199)	(216)	(229)

Current income from integrated companies		5,365	2,687	787

Other non-operating income/(expense), net	6	(1,119)	(12,849)	(5,904)
Income taxes	7	2,591	(2,499)	2,932
Employee profit-sharing		(127)	(148)	(131)

Net income/(loss) from integrated companies		6,710	(12,809)	(2,316)

Equity in net income/(loss) of affiliates	11	(168)	(367)	(890)
Goodwill amortization	8-11	(1,677)	(2,352)	(2,531)
Exceptional goodwill amortization	8-11	(1,137)	(5,378)	(3,257)

Net income/(loss) of the consolidated group		3,728	(20,906)	(8,994)

Minority interest	24	(522)	170	714

Net income/(loss)		3,206	(20,736)	(8,280)

Earnings per share (in euros)

Earnings per share
— basic
published		1.64	(19.11)	(7.51)
comparable (1)			(16.75)
— diluted
published		1.60	(19.11)	(7.51)
comparable (1)			(16.75)

(1) see note 25

The accompanying notes are an integral part of then consolidated financial statements

FRANCE TELECOM

CONSOLIDATED BALANCE SHEET

(Amounts in million of euros)

	Note	At December 31,
		2003	2002	2001
ASSETS
Goodwill, net	8	25,838	27,675	34,963
Other intangible assets, net	9	16,554	18,411	18,189
Property, plant and equipment, net	10	30,635	36,268	31,728
Investments accounted for under the equity method	11	205	2,564	8,912
Non-consolidated investments, net	12	1,045	1,418	3,240
Other long-term assets, net	13-16	3,171	2,501	1,936
Deferred income taxes, net	7	7,927	3,903	5,369

Total long-term assets		85,375	92,740	104,337

Inventories, net		516	696	900
Trade accounts receivable, less provisions (1,325 at December 31, 2003, 1,625 at December 31, 2002)	13	3,819	5,474	7,596
Deferred income taxes, net	7	1,429	416	1,102
Prepaid expenses and other current assets	14	3,470	4,397	6,653
Receivable from divestment of real estate				2,689
Marketable securities	19	1,874	45	1,138
Cash and cash equivalents	19	3,350	2,819	2,943

Total current assets		14,458	13,847	23,021

TOTAL ASSETS		99,833	106,587	127,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital: 2,402,315,600 shares with a par value of €4		9,609	4,761	4,615
Additional paid-in capital		15,333	24,750	24,228
Retained earnings/(losses carried forward)		(9,239)	(5,434)	4,682
Net income/(loss) for the period		3,206	(20,736)	(8,280)
Foreign currency translation adjustment		(6,883)	(3,315)	844
Own shares			(9,977)	(5,002)

Shareholders’ equity	25	12,026	(9,951)	21,087

Minority interests	24	5,966	9,780	8,101

Non-refundable funds and equivalents	26	5,279

Bonds	16	36,356	42,489	48,554
Other long- and medium-term debt, less current portion	16	2,408	4,409	5,989
Other long-term liabilities	22	5,986	14,978	8,663

Total long-term liabilities		44,750	61,876	63,206

Current portion of long- and medium-term debt	16	9,057	13,495	1,596
Bank overdrafts and other short-term borrowings	16	1,570	10,490	11,365
Trade accounts payable		7,368	8,503	8,631
Accrued expenses and other payables	22	9,040	7,395	7,259
Other current liabilities	22	1,378	1,712	2,481
Deferred income taxes, net	7	234	87	374
Deferred income	15	3,165	3,200	3,258

Total current liabilities		31,812	44,882	34,964

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		99,833	106,587	127,358

The accompanying notes are an integral part of then consolidated financial statements

FRANCE TELECOM

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros, except per share data)

	Number of shares issued	Share Capital	Additional paid-in capital	Retained earnings	Foreign curr. translation adjustment	Treasury shares	Total

Balance at January 1, 2001	1,153,831,943	4,615	24,228	6,408	59	(2,153)	33,157

Net loss for the year 2001				(8,280)			(8,280)
Movements in holdings of treasury shares (note 25)				(1,271)		(2,849)	(4,120)
Appropriation of earnings				(1,075)			(1,075)
Translation adjustment (note 25)					785		785
Other movements (note 25)				620			620

Balance at December 31, 2001	1,153,831,943	4,615	24,228	(3,598)	844	(5,002)	21,087

Net loss for the year 2002				(20,736)			(20,736)
Movements in capital (note 25)	36,326,781	146	522				668
Movements in holdings of treasury shares (note 25)						(4,975)	(4,975)
Appropriation of earnings				(1,056)			(1,056)
Translation adjustment (note 25)					(4,152)		(4,152)
Other movements (note 25)				(780)	(7)		(787)

Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net income for the year 2003				3,206			3,206
Capital increase (FT Ambition Plan) (note 25)	1,037,205,725	4,149	10,691				14,840
Employee share issue (note 25)	7,350,628	29	58				87
Capital reduction through cancellation of treasury shares held (note 25)	(3,000,000)	(12)	(300)			312	0
Capital increase further to public tender offer for Orange shares (note 25)	170,600,523	682	2,910				3,592
FT treasury shares transferred to Orange shareholders as payment for Orange shares (note 25)						9,665	9,665
impact of the loss on the exchange of shares on the Orange public tender offer (note 25)				(7,638)			(7,638)
Tax impact on the loss on the exchange of shares on the Orange public tender offer (note 25)				1,963			1,963
Capital increase on bond conversions (note 25)	1,228	0	0				0
Allocation of France Telecom SA’s statutory earnings (note 25)			(22,776)	22,776			0
Translation adjustment (note 25)					(3,614)		(3,614)
Other movements (note 25)				(170)	46		(124)

Balance at December 31, 2003	2,402,316,828	9,609	15,333	(6,033)	(6,883)	0	12,026

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)

	Note	Year ended December 31,
		2003	2002	2001
OPERATING ACTIVITIES
Net income/(loss)		3,206	(20,736)	(8,280)
Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill	8-11	10,352	15,639	12,698
Net loss/(gain) on sales of real estate		(31)		(705)
Net loss/(gain) on sales of tangible and intangible assets		(46)	(37)	(92)
Net loss/(gain) on sales of other assets	6	(309)	(960)	(2,093)
Change in other provisions	6	(399)	13,119	7,860
Undistributed earnings of affiliates		169	369	841
Deferred income taxes	7	(2,941)	1,586	(2,090)
Interest expense on TDIRA	26	253	—
Minority interests	24	522	(170)	(714)
Unrealized exchange rate gain (1)		(710)	—	—
Other non-monetary items		14	(232)	(19)
Change in working capital (trade)
Decrease/(increase) in inventories		131	193	341
Decrease/(increase) in trade accounts receivable		1,470	1,219	(628)
Increase/(decrease) in trade accounts payable		(323)	(420)	(588)
Change in working capital (non-trade)
Net impact of sales of commercial receivables	13	(222)	797	914
Net impact of sales of future receivables	22		(82)	690
Net impact of sales of carry back receivables	7		1,111	(1,111)
Decrease/(increase) in other receivables		300	542	(1,974)
Increase/(decrease) in accrued expenses and other payables		(114)	(99)	2,026

Net cash provided by operating activities		11,322	11,839	7,076

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors (3)	9-10	(5,102)	(7,943)	(8,553)
Proceeds from sale of real estate	10	419	2,550	—
Proceeds from sales of property, plant and equipment and intangible assets		178	366	296
Purchase of own shares	3-25		(5,022)	(8,807)
Orange SA IPO proceeds				6,102
Purchase of Orange SA shares: exercise of E.On put option	3		(950)	—
Exercise of the call option on NTL preferred shares	12		(1,092)	—
Change in net cash following the full consolidation of TP Group			144	—
Cash paid for investment securities and acquired businesses, net of cash acquired (of which (€161) million for Orange public buy out offer)	3	(202)	(184)	(1,071)
Investments in affiliates	11	(35)	(146)	(3,284)
Sale of TDF sub-group and investment in Tower Participations	3		1,290	—
Net impact of the sale of Wind shares	3	1,537
Net impact of the sale of Caserna shares	3	498	—	—
Sale of Eutelsat and investment in BlueBirds	3	373	—	—
Proceeds on the sale of Sprint PCS shares	12	286	—	—
Proceeds from sales of investment securities and businesses, net of cash transferred	3-11	352	146	4,524
Decrease/(increase) in marketable securities and other long-term assets	19	(2,041)	(673)	(31)

Net cash used in investing activities		(3,737)	(11,514)	(10,824)

FINANCING ACTIVITIES
Issuance of long-term debt	16	7,398	4,394	37,244
Repayment of long-term debt	16	(18,100)	(3,380)	(18,174)
Increase/(decrease) in bank overdrafts and short-term borrowings	16	(9,079)	(1,077)	(13,556)
Net change in cash collateral (2)	16	(551)	—
Non-refundable funds and equivalents	26	(794)
UMTS vendor financing	22	(531)	271	234
Capital increase	25	14,894	—
Minority shareholders’ contributions		14	70	181
Dividends paid to minority shareholders	25	(119)	(77)	(128)
Dividends paid	25	0	(395)	(1,075)

Net cash provided by/(used in) financing activities		(6,868)	(194)	4,726

Net increase in cash and cash equivalents		717	131	978
Effect of changes in exchange rates on cash and cash equivalents		(186)	(255)	(75)
Cash and cash equivalents at beginning of period		2,819	2,943	2,040

Cash and cash equivalents at end of period		3,350	2,819	2,943

(1) Changes were previously recorded under “Decrease/(increase) in other receivables” for €(434) million for the year ended December 31, 2002 and €(392) million for the year ended December 31, 2001

(2)    Changes were previously reported under “Decrease/(increase) in other receivables/Increase (decrease) in accrued expenses and other payables” for €(587) million for the year ended December 31, 2002 and €228 million for the year ended December 31, 2001.

Supplementary disclosures

(3) Increase/(decrease) in fixed assets vendors		(16)	(368)	410

Cash paid during the period for
– Interest		(3,739)	(3,681)	(3,695)
– Income taxes		(325)	(959)	(610)
– Interest on perpetual bonds redeemable for shares (TDIRA)		(24)

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These financial statements were presented to the Board of Directors on February 11, 2004

NOTE 1—DESCRIPTION OF BUSINESS

The France Telecom Group (“France Telecom”), including in particular its publicly listed subsidiaries Orange, Wanadoo, TP Group (the Polish telecommunications operator TP SA and its subsidiaries) and Equant, is one of the leading telecommunications operators in the world and the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles according to rule 99-02 of the Comité de la Réglementation Comptable (CRC).

2.1 First time application of new accounting standards and regulations

Financial Security Law

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. The French National Accounting Council (“Conseil National de la Comptabilité”) is currently reviewing the amendments required to CRC rule 99-02 in relation to the new law’s terms and conditions of application. Therefore, France Telecom is currently reviewing the possible impact of the Financial Security Law and the assessment will be completed once these terms and conditions have been defined. Although France Telecom is not currently able to estimate the differences between the new law and the rules currently applied by France Telecom, the changes could increase the total of the Group’s assets and liabilities, particularly due to the transactions carried out under the receivables securitization programs (as described in Note 13) or guarantees given (Kulczyk Holding, QTE Lease (as described in Note 28.2).

CRC rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. France Telecom has chosen not to apply this rule in its December 31, 2003 financial statements.

CRC rule 03-07 of December 12, 2003 relating to the first time application of the accounting method by asset component and amending the transitional application rules set forth under CRC rule 02-10 for major repairs

In accordance with CRC rule 00-06 (on liabilities), CRC rule 02-10 and CRC rule 03-07, provisions for major repairs are subject to transitional application rules until January 1, 2005. These rules distinguish between two categories of major repairs:

•	expenditures aiming to fully or partly replace existing fixed assets,

•	expenditures scheduled over a number of years through major repair or revision plans in accordance with the applicable laws or regulations or with the standard procedures of the company with the sole aim of verifying the good working order of plant or equipment and maintaining it, without extending its useful life beyond that originally assessed.

For expenses in the first category, i.e. asset replacement, as rule CRC 02-10 had not been adopted at January 1, 2002, for 2003 and 2004 companies may either maintain their previous accounting treatment or use the component approach. For the second category of expenditure, companies may either record a provision for major repairs or use the method of accounting for assets by component.

France Telecom has chosen not to account for assets by component in its December 31, 2003 financial statements. Based on the nature of the Group’s business, France Telecom is not exposed to material expenditure under the second category mentioned above. Therefore, for the year ended December 31, 2003 the application of the rule did not have any material impact on France Telecom’s net income or shareholders’ equity.

Recommendation 03-R-01 of April 1, 2003 from the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation is applicable from January 1, 2004 with earlier adoption possible from January 1, 2003. It establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. France Telecom is currently reviewing the practical implications of this recommendation within France Telecom for its application as at January 1, 2004.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. CRC rule 03-05 is applicable to accounting periods commenced since January 1, 2004 and may be applied in advance as from January 1, 2003. France Telecom chose not to apply this rule in its financial statements for the year ended December 31, 2003. However, as France Telecom already applies similar terms and conditions to those set out in the rule, its application should not have a material impact on net income or shareholders’ equity.

CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. It applies to accounting periods commenced since January 1, 2004 and may be applied in advance as from January 1, 2003. France Telecom chose not to apply this rule in its financial statements for the year ended December 31, 2003. However, as France Telecom already applies similar terms and conditions to those set out in the rule, its application should not have a material impact on net income or shareholders’ equity.

CNC Recommendation 03-R-02 of October 21, 2003 relating to environmental issues

This recommendation sets out the provisions of the European Commission Recommendation of May 30, 2001 relating to the “recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies”. The CNC recommendation is applicable to accounting periods commenced from January 1, 2004. It does not amend the rules applicable to the accounting treatment of environment-related liabilities but aims to achieve greater harmonization of the type of environmental disclosures made by different companies.

2.2 Presentation of the financial statements and earnings per share data

The consolidated financial statements are prepared in euros.

•	Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan are broken down by destination as follows:

-	the cost of services and products sold represents the cost of services and products sold during the accounting period;

-	selling, general and administrative expenses reflect, respectively, the expenses resulting from the actions undertaken by the company to sell its products and services, and the expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);

-	research costs include original work organized and conducted to gain understanding and new scientific or technical knowledge. Development costs include the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of materials, appliances, products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.

•	Operating income before depreciation and amortization (REAA) represents the difference between revenues and operating expenses before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan. Operating income corresponds to REAA after depreciation, amortization and provisions, and amortization of actuarial adjustments in the early retirement plan.

•	The costs resulting from the discounting of the Group’s commitments under the French early retirement plan and from the French legal employee profit sharing plan are presented as two separate line items in the consolidated statement of income after operating income.

•	“Other non-operating income/(expense), net” relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).

•	The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.

•	Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.

•	In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

France Telecom discloses both basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments at the year end and the liquidity agreement that France Telecom has undertaken to establish for Orange option holders (see the liquidity agreement section below). Diluted earnings per share are calculated based on consolidated net income adjusted for the financial impact of dilutive instruments and their effect on employee profit-sharing, net of the related tax effect. When the earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the case of capital increase made at a price lower than the market price, in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares held recorded as a reduction in consolidated shareholders’ equity are not included in the calculation of earnings per share.

2.3 Consolidation principles

The main consolidation principles are as follows:

•	Subsidiaries which France Telecom controls, either directly or indirectly, are fully consolidated;

•	Investments in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

•	Investments over which France Telecom exercises significant influence but does not control (generally a 20% to 50% interest), are accounted for under the equity method;

•	Material inter-company balances and transactions are eliminated in consolidation.

Translation of financial statements of foreign subsidiaries

Except for companies in countries with hyper-inflationary economies, the financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros as follows:

•	assets and liabilities are translated at the year-end rate;

•	items in the statement of income are translated at the average rate for the year;

•	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

The local currency financial statements of foreign subsidiaries operating in countries with hyper-inflationary economies are re-measured into their functional currency, prior to translating into euros, using the following method:

•	monetary balance sheet items are translated at the year-end rate;

•	non-monetary items are translated at the historical rate;

•	items in the statement of income are translated at the average rate for the year except for charges to and reversals of depreciation, amortization and provisions, which are translated at the historical rate;

•	the translation adjustment resulting from the use of these different rates is recorded in the income statement as an exchange gain or loss.

The financial statements of subsidiaries re-measured as described above are then translated into euros using the method applied to all foreign subsidiaries of France Telecom.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading “Goodwill” for fully and proportionally consolidated entities and is included in the heading “Investments accounted for under the equity method” for entities over which France Telecom exercises significant influence.

Goodwill related to foreign companies is recorded as an asset in the functional currency of the foreign company.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of, which is removed from the balance sheet at the time the partial disposal is recorded, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

France Telecom carries out a review of the recoverable value of goodwill at least annually and more frequently when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

France Telecom generally analyses recoverable value based on the grouping of its activities within its principal sub groups:

•	Acquired mobile activities of Orange plc and those held previously by France Telecom;

•	Equant activities;

•	Wanadoo internet activities;

•	Wanadoo directory activities;

•	TP Group activities.

France Telecom considers that this level of analysis reflects:

•	the fact that the entities concerned have similar businesses or markets (technology, trademarks, customers, marketing),

•	the fact that the entities share common resources (IT platforms, R&D, management, financing),

•	the strategic premiums accepted by France Telecom to acquire these activities in order to group them with those held previously within coherent sub groups in order to benefit from increased growth potential.

For other consolidated companies, including equity accounted companies, recoverable value is assessed on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm’s length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions, regulations, license renewals and operating conditions forecasts used by the management of France Telecom, as follows:

•	the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe of between 5 and 10 years,

•	beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

•	the cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period, except for those hedged by currency swap contracts and those arising on liabilities effectively hedged by assets in the same currency.

Revenue recognition

France Telecom’s principal sources of revenue are recognized as follows:

•	Revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

•	Revenues from incoming and outgoing traffic are recognized when the service is rendered;

•	Revenues from sales of telecommunications equipment—net of discounts and similar commissions granted to distributors—and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

•	Revenues from Internet advertising are recognized over the period that services are provided. Since 2003, the same applies to revenues from the sale of advertisements in electronic directories. Revenues from advertisements in printed directories are recognized when directories are published;

•	Revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use—IRU) are recorded in the income statement on a straight-line basis over the duration of the contract.

•	Revenues from value added services are presented net of payments to the providers of these services when the service provider is responsible for the contents thereof and for determining the price paid by the subscriber.

The change of method applied in 2003 relating to the accounting treatment of the sale of advertisements in electronic directories led to a reduction of €14 million in sales, and of €12 million in operating income. The cumulative impact of this change in method of (€39 million) (Group share) has been recorded in other movements within shareholders’ equity at December 31, 2003 (see note 25).

Barter transactions on goods or services

Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services either provided or received, whichever is more readily determinable in the circumstances, whether or not the goods bartered are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the company with other third parties in identical conditions and that have a reliably measurable fair value. If a reliable estimation of fair value is not possible, the transaction is valued either at the book value of the asset given in the exchange or at a nil value.

Customer acquisition and retention costs

Customer acquisition and retention costs are expensed as incurred.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred. Advertising costs amounted to €1,063 million for the year ended December 31, 2003 (€1,232 million in 2002).

Research and development

Research and development costs are expensed as incurred.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Website development costs

Website development costs are capitalized when all of the following conditions are met:

•	the website has serious chances of being technically successful,

•	the company intends to complete the website in order to use it or sell it,

•	the company has the ability to use or sell the website,

•	the website will generate future economic benefits,

•	the relevant resources (technical, financial and others) are available to the company to complete the development of the website and to use or sell it,

•	the company has the ability to reliably measure the expenditures attributable to the website during its development.

Website development costs are expensed as incurred or capitalized depending on the development stage of the sites:

•	upstream research costs are expensed as incurred,

•	costs related to the development and creation of the design are capitalized if they meet the definition criteria for an asset,

•	costs incurred following completion of the website are expensed except if they allow the website to generate additional future economic benefits and if the attributable costs can be measured reliably.

Trade accounts receivable

France Telecom does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Commercial receivables sold to third parties under securitization programs in accordance with the applicable laws in the different countries concerned, are derecognized from the balance sheet when:

(i)	legal title to the receivables is transferred,

(ii)	France Telecom has given no guarantees in relation to the receivables,

(iii)	France Telecom has made no recourse commitment in relation to the receivables,

(iv)	France Telecom is neither a partner nor a shareholder of the purchaser, and does not exercise any decision-making or management powers within the purchaser’s business.

Residual interests held in divested receivables under varying forms (subordinated units, deferred consideration, etc.) are recorded under “Other long-term assets, net”. Impairments in value of such interests, determined based on the risk of non-recovery of the receivables divested, are presented as a reduction in “Other long-term assets, net” and movements are recorded as “selling, general and administrative expenses”. Costs of divesting receivables are recorded in non-operating expenses.

Cash and cash equivalents

Cash and cash equivalents consist of immediatly available cash and highly liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable realizable value for securities not publicly traded.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Inventories

Inventories are stated at the lower of cost or probable net realizable value taking into account future revenue expected from new subscriptions arising from mobile handset sales. Cost represents either acquisition or production cost and is generally determined using the weighted-average method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized; they are subject to impairment tests (see below – Impairment of long-lived assets).

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the date on which the network concerned is technically ready for the effective marketing of services. The right to operate a third generation mobile network (UMTS) in France is recorded in an amount corresponding to the fixed portion of the royalties due at the granting of the license. According to the ruling of the CNC’s Comité d’Urgence, the variable portion of these royalties (equal to 1% of the eligible sales generated by the third generation network) will be recorded as an expense in the period incurred. Interest expenses related to financing mobile telephone licenses, such as UMTS licenses, are expensed when France Telecom is committed to them.

Purchases of transmission capacity on land and submarine cables (IRUs) are capitalized and amortized over the forecasted useful life. Income from the sale of IRUs is recorded on a straight-line basis in the statement of income over the duration of the contract.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded in the opening balance sheet at net values jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Since that date, property, plant and equipment are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as expenses incurred for improving the capacity of equipment.

Interest arising from debt incurred to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed as incurred.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network software)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the property, plant and equipment financed and, consequently, are recognized in the income statement on the basis of the rhythm of consumption of the economic benefits expected from the corresponding assets.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Finance leases

Assets financed under leases which transfer the risks and rewards of ownership to France Telecom are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt. Leases are classified as finance leases if they fulfill any one of the following conditions:

–	the lease transfers ownership of the asset to the lessee by the end of the lease term,

–	the lessee has the option to purchase the asset and the conditions of the option are such that its is reasonably certain at the inception of the lease that the option will be exercised,

–	the lease term represents the major part of the estimated economic life of the leased asset,

–	the present value of the minimum lease payments is close to the fair value of the leased asset.

Where France Telecom transfers the risks and rewards of ownership of an asset to a third party under a lease, the asset concerned is treated in the same way as if it had been sold.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of France Telecom or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at cost, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon management’s analysis, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders’ equity, taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured by applying the tax rates enacted at the end of the accounting period, as applicable at the time the temporary difference is expected to reverse. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares, except if net deferred tax assets were recognized at the same time as tax losses carry-forwards of these companies.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Debt issuance costs

Debt issuance costs are capitalized and amortized over the term of the related debt instrument.

Costs of capital increases

In accordance with opinion 2000-D issued by the Comité d’Urgence du CNC, the external costs directly related to capital increases are deducted from the additional paid in capital, net of any tax savings generated. Other costs are expensed as incurred.

Non refundable funds and equivalents

When, based on the terms of the contract or on the economic conditions at the time of issuance, an interest-bearing financial instrument is not redeemable at the option of the lender or if it is redeemable for equity instruments, this instrument is shown under the heading Non refundable funds and equivalents.

The perpetual bonds redeemable for shares (TDIRA) issued on March 3, 2003 by France Telecom are included under this heading.

Treasury shares transactions

Treasury sharesTreasury shares held by France Telecom are recorded at acquisition cost as a reduction in shareholders’ equity, except for those held for share price stabilization transactions or for the purpose of attribution to holders of stock options (including under the liquidity agreement), which are recorded as marketable securities. Gains and losses on disposals of treasury sharestreasury shares recorded as a reduction in shareholders’ equity are recorded in consolidated retained earnings net of tax and, where applicable, net of any related discounting provision. In the consolidated financial statements of France Telecom SA, provisions recorded for impairment of treasury sharestreasury shares held within investment securities, as well as provisions for risk relating to commitments to repurchase treasury shares, are eliminated in consolidation.

Derivatives

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, caps and floors, foreign exchange futures contracts on organized forward markets, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Gains and losses resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the losses and gains on the underlying transaction being hedged:

•	Differences between interest receivable and interest payable on swaps, caps and floor contracts designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to interest expense;

•	Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged;

•	Gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain transactions in compliance with France Telecom’s hedging policy do not qualify as hedge transactions for accounting purposes. Such transactions are evaluated as follows:

•	For operations on organized markets, margin calls are recorded directly in the statement of income.

•	Net unrealized losses on over-the-counter instruments are fully provided for.

•	Unrealized gains on over-the-counter instruments are recorded upon unwinding of the position.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Provisions for risks and charges

Provisions are recorded when, at the period-end, France Telecom has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of France Telecom or from public commitments having created a legitimate expectation on the part of such third parties that France Telecom will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that France Telecom will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

Securitization of future receivables

Sales of future receivables are recorded as a liability in the balance sheet.

Pension obligations and similar benefits

The following principles are applied for each main type of obligation:

•	Pension plan for French civil servants:

Civil servants employed by France Telecom are eligible to receive retirement benefits from the defined benefit pension plan for civil servants and military personnel, which is administered by the French State.

The “France Telecom Law” (FT law) (French law n°96-660 of July 26, 1996) states that France Telecom’s obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for pension or other plans of other civil servants.

•	Early retirement plan for French civil servants

In accordance with the “FT law”, France Telecom has introduced an early retirement plan for civil servants and other employees in France. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who reach the age of 55 and have 25 years service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55. This indemnity declines progressively to zero as the age at which they elect to retire approaches the normal retirement age.

A provision corresponding to an actuarial measurement of the liability under this plan has been recorded (See Note 22). Actuarial assumptions are monitored and modified based upon experience.

Changes in actuarial assumptions are accounted for from the anniversary date of the plan in the consolidated statement of income in the year of change, and on a pro rata basis over future service periods until the end of the plan as personnel opt for early retirement.

•	Other retirement plans

Where defined benefit plans exist, the actuarial cost of commitments is accounted for each year over the service life of the employees. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

The costs relating to defined benefit plans are recorded in the year incurred.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

•	Retirement indemnities and related obligations

In certain countries, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

•	Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, credit card fees and various other benefits to retirees.

France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

Stock option plans

Grants of share subscription options and share purchase options are not recorded in the consolidated income statement.

Shares of subsidiaries issued upon exercise of subscription options granted to employees are recorded as a share capital increase, based on the exercise price of the options, creating a dilution impact in France Telecom’s financial statements. When a dilution loss is probable and quantifiable, a provision is recorded.

With regard to purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social charges assumed in connection with the stock option plans are provided for when it is probable that the options will be exercised.

Liquidity agreement

Holders of Orange stock options may receive France Telecom shares under the liquidity agreement that France Telecom undertook to implement for their benefit, subject to certain conditions (see Note 25). The impact of this agreement is taken into account in the calculation of diluted earnings per share.

France Telecom is unable to determine if either new or existing France Telecom shares will be granted to the option holders in accordance with the liquidity agreement or whether a cash payment will be made.

The purpose of the liquidity agreement is to provide Orange option holders liquidity that is similar to what they had originally. It also results in the acquisition of future minority interests in Orange that may be created when the signatories of the liquidity agreement exercise their options. Therefore, by analogy with the accounting treatment applicable to contingent value rights certificates (“CVRs”) that are deemed “attractive” under Recommendation no. 98-B issued by the CNC’s Comité d’Urgence, all payments made under the liquidity agreement, irrespective of their form, will be recorded when the Orange option holders exercise their options.

2.5 Use of estimates

France Telecom’s reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with French generally accepted accounting principles requires the management of France Telecom to make estimates and assumptions which affect the amounts reported in the financial

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets and investment securities as well as the description of liquidity.

NOTE 3—MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

YEAR ENDED DECEMBER 31, 2003

Main acquisitions

Acquisition of Orange SA shares through public offers

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares, raising its interest to 4,758,984,293 shares, representing around 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares (see Note 25). The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represents €5,652 million, based on France Telecom’s closing share price of €21.25, on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financiers (CMF)) published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer (offre publique de retrait) for, followed by a compulsory purchase of (retrait obligatoire) the outstanding shares in Orange, at a price of €9.50 per Orange share. The tender offer was not extended into the United States and cannot be accepted by holders resident there. Under the compulsory purchase procedure, France Telecom undertook to purchase all Orange shares not tendered into the original public offer (see Note 28). The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeals for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the approval (visa) by the Commission des Opérations de Bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the Autorité des Marchés Financiers (AMF) – the French stock exchange regulatory authority which replaced the COB and the CMF – decided to extend the tender offer procedure period until the Paris Court of Appeals has issued its decision. Therefore the compulsory purchase – which was due to commence on December 4, 2003, the day after the planned closing of the tender offer – has been postponed. The Court of Appeals is expected to issue its decision at the end of the first quarter of 2004. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%.

At December 31, 2003, the goodwill corresponding to France Telecom’s additional 12.73% stake in Orange SA amounted to €2,790 million.

Main divestitures

Casema

In accordance with the agreement signed on December 24, 2002, France Telecom sold on January 28, 2003 100% of Casema to a group of financial investors made up of Carlyle, Providence Equity and GMT Communication Partners. The transaction valued the company, excluding borrowings, at €665 million.

This amount, paid in a cash upon completion of the transaction, was partly allocated to repay bank borrowings amounting to €163 million at the time of the sale, including termination indemnities. The remaining amount of €502 million was allocated to settle the current account loans granted by France Telecom to Casema.

The net impact on cash of this transaction for France Telecom amounted to €498 million. The net gain on disposal before tax recognized in 2003 amounted to €16 million.

Eutelsat

On April 28, 2003, France Telecom sold its 23.11% stake in Eutelsat to BlueBirds Participations SARL (“BlueBirds”), in accordance with an agreement signed on February 4, 2003 with Eurazeo. This transaction valued France Telecom’s interest at €447 million. France Telecom reinvested €74 million to acquire 20% of BlueBirds, whose controlling shareholder is Eurazeo. Other financial investors also acquired interests to become minority shareholders of BlueBirds.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

The net cash proceeds generated by France Telecom as a result of the disposal amounted to €373 million. The net pre tax gain amounted to €87 million, of which €14 million was recognized in 2003, representing the difference between the gain on disposal and the amount reinvested in BlueBirds, with the remaining balance being recorded as deferred income.

On distribution of the proceeds resulting from future divestment by BlueBirds of its Eutelsat shares, Eurazeo and the other financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% Internal Rate of Return (“IRR”). Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the remaining proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. Finally, the remaining proceeds are shared by all shareholders.

France Telecom accounts for its investment in BlueBirds using the equity method. The carrying amount of its investment totals €52 million, which represents the amount of its investment net of the deferred gain on the 20% interest still indirectly held in Eutelsat. France Telecom’s interest in the net income of this company varies in relation to changes in France Telecom’s rights relating to Bluebirds’ net assets. This treatment is consistent with the preferential payment rights held by France Telecom and B shareholders. As France Telecom has no financial obligations towards Bluebirds and since a portion of the gain on disposal has been deferred, the risk for France Telecom is nil.

In addition, France Telecom benefits from various rights—notably preemption rights and the right to receive fairness opinions—aimed at protecting its financial investment.

Wind

On July 1, 2003, France Telecom sold its interest in Wind to Enel. The disposal proceeds amounted to €1,537 million, broken down as €1,362 million of cash consideration for the 26.58% stake in Wind and €175 million representing the reimbursement of the shareholders’ loan granted to Wind.

At June 30, 2003, based on the final terms of the sale transaction, the provision for risk on Wind amounting to €303 million was reversed and a €33 million impairment provision was recognized in relation to France Telecom’s Wind shares. The €270 million difference between these two amounts was recorded under non-operating income in 2003 (See Note 6).

The acquisition contract contained a condition under which France Telecom benefits from a price increase if, before December 31, 2004, Enel sells all or some of its Wind shares for a price valuing 100% of Wind’s net assets at over €5 billion.

As a result of this operation, all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares). Enel has undertaken to release France Telecom from all financial commitments related to its 26.58% stake in Wind (notably funding commitments and guaranties given) that resulted from these agreements.

CTE Salvador

In accordance with an agreement entered into on September 8, 2003, France Telecom sold its stake in the historical El Salvador-based operator CTE Salvador on October 22, 2003 for €197 million. The net pre-tax disposal gain recognized in the accounts amounted to €78 million.

Nortel/Telecom Argentina

On December 19, 2003, France Telecom sold to Sofora—a company jointly held with Telecom Italia—Nortel Inversora shares representing 25.5% of the latter’s economic interests. Nortel Inversora in turn holds a 54.7% stake in Telecom Argentina. On the same date, France Telecom sold a 48% interest in Sofora to W de Argentina, a subsidiary of the Los W group—a major Argentinean investor—for €97 million. France Telecom also granted W de Argentina a call option on its remaining 2% interest in Sofora at a price of US$ 10,000 in return for a premium of €3 million. The net pre-tax disposal gain recognized in the accounts amounted to €97 million.

France Telecom did not grant any guarantees relating to the shares sold or the underlying assets.

YEAR ENDED DECEMBER 31, 2002

Full consolidation of the TP Group

At the April 2002 General Shareholders’ Meeting, the France Telecom/Kulczyk Holding consortium appointed the majority of the Supervisory Board members of TP SA. The TP Group (TP SA and its subsidiaries) has therefore been fully

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

consolidated in France Telecom’s financial statements since April 1, 2002. Before that date, TP Group was accounted for using the equity method.

(in millions of euros)	1st block (1)	2nd block (2)	Total

Purchase price	3,431	679	4,110
Fair value of assets and liabilities acquired (Group share)	(1,196)	(389)	(1,585)

Goodwill	2,235	290	2,525

(1)	Acquisition of 25% in October 2000.
(2)	Acquisition of 8.93% in September 2001.

The revaluation of TP Group’s assets led to a valuation of customer relationships for Fixed Line, Internet and Mobile Services (€1,099 million at December 31, 2002), and the TP trademark (€204 million at December 31, 2002). The trademark was valued using the present value of royalties that would have been paid by TP to use this trademark. The customer relationships have been valued on the basis of the customer portfolio at the date of acquisition of the controlling interest and the margin generated by these customers.

In accordance with CRC rule 99-02, the share of the revaluation of assets and liabilities attributable to the first block of shares, on the basis of the values used for the second block, was directly recorded in reserves for €243 million (See Note 25).

Main acquisitions

Orange SA—Exercise of the put option by E.On Group

In accordance with a put and call option contract dated November 2000 and amended in January 2002, on June 5, 2002 the E.On Group exercised its put option to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the sale of its interest in Orange Communications SA (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounted to €410 million at December 31, 2002 and is being amortized over 20 years (See Note 8). Following this operation, France Telecom owned 86.29% of Orange SA at December 31, 2002.

eresMas

In July 2002, Wanadoo signed an agreement with the telecommunications operator Auna related to the acquisition of 100% of the Spanish Internet access provider and portal eresMas Interactiva (hereafter referred to as “eresMas”), through an exchange for Wanadoo shares. On October 24, 2002, the General Meeting of Wanadoo shareholders approved the contribution by Auna of 14,527 thousand shares representing 100% of the capital of eresMas for a value of €255 million.

As payment for this contribution, Wanadoo issued 53,622 thousand shares. The dilutive impact for France Telecom was 2.55% (i.e. a gain of €35 million), bringing its interest in Wanadoo to 71.13%.

The preliminary goodwill generated on this transaction amounted to €283 million at December 31, 2002 and is being amortized over 20 years from November 1, 2002.

Following the revaluation of eresMas assets, the final goodwill amount at December 31, 2003 totaled €255 million (see Note 8). At January 1, 2003, Wanadoo España was merged into eresMas, renamed Wanadoo España.

Main divestitures

TPS (Télévision Par Satellite)

In accordance with an agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002, for €128.7 million. The disposal gain amounted to €177 million, taking into account previously recorded results.

Stellat

In accordance with an agreement signed on August 5, 2002, France Telecom sold satellite owner Stellat to Eutelsat in September 2002.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Prior to this divestiture, France Telecom had purchased from Europe*Star its shares in Stellat. After taking into consideration this purchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the 2002 consolidated income statement was not material.

Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo)—the fixed line Indonesian telephone operator (in which France Telecom held 40%)—sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of Pramindo shares by the shareholders is to be performed in three steps:

•	30% of the shares in September 2002,

•	15% in September 2003, and

•	55% in December 2004.

The pre-tax gain recognized in 2002 on the sale of the 30% of the shares amounted to €27 million.

The sale price for France Telecom amounted to US$147 million. Settlement was made in 2002 through a cash payment and promissory notes. France Telecom sold without recourse US$103 million of its notes on the Indonesian market in December 2002 and the remainder in January 2003.

TDF

Pursuant to an agreement signed on July 25, 2002, France Telecom sold its entire interest in the TDF Group to the holding company Tower Participations SAS in December 2002. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed to a share capital increase in Tower Participations SAS. The amount subscribed was €100 million, bringing France Telecom’s interest in Tower Participations SAS to 36%. France Telecom also subscribed €150 million to a convertible bonds issue launched by Tower Participations France, a subsidiary of Tower Participations SAS. This convertible bonds subscription was made on a pro rata basis to France Telecom’s stake in the capital of Tower Participations SAS. It represents France Telecom’s share in the shareholders’ financing of the TDF acquisition. France Telecom has not contracted any obligation which could result in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis to its interest, in the form of convertible bonds and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of current accounts amounted to €1.3 billion. The pre tax gain recorded in the income statement amounted to €486 million representing the 63.8% effectively divested.

The shares of the new holding structure controlled by the financial investors were as follows at December 31, 2002:

•	investment funds—44.2%

•	France Telecom through Cogecom—36.2%

•	Caisse des Dépôts et Consignations—19.6%.

The shareholders’ agreement between the parties gives control over Tower Participations SAS to the investment funds that have the majority of the representative members on the Supervisory Board. In the event of a failure to respect contractual provisions relating to the composition of the Supervisory Board or majority rules for the general meetings of Tower Participations SAS, shareholders are committed to pay a penalty of €400 million to the investment funds on a pro rata basis. The shareholder agreement specifies shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

On subsequent divestiture of Tower Participations France shares, the shareholders have committed to share the gain on their investment according to specific conditions (See Note 28).

Tower Participations SAS has been accounted for by the equity method since December 31, 2002.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

YEAR ENDED DECEMBER 31, 2001

Main acquisitions

Equant

Following the Extraordinary General Meeting of Equant on June 27, 2001, and in accordance with an agreement concluded in November 2000, France Telecom carried out the following transactions on June 29, 2001:

•	Acquisition of 67,950,000 Equant common shares from the SITA Foundation in exchange for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share, resulting in consideration of €1,739 million based on the share price at June 29, 2001 of €56.3.

•	Investment of US$ 1 billion (€1,179 million) through subscription for 10 million newly issued Equant convertible preference shares. Each preference share has the same voting rights as one Equant common share and will automatically convert into one new Equant common share five years after the date of subscription; and

•	Contribution to Equant in exchange for 80,617,348 newly issued Equant common shares, of 100% of the share capital of Global One Communications World Holding BV and Global One Communications Holding BV, with France Telecom retaining certain activities previously performed by Global One. The fair value of this contribution was determined on the basis of discounted future cash flows of US$5,168 million (€6,094 million), including contributed cash amounting to US$300 million.

As a result of these transactions, France Telecom owned, at June 29, 2001 54.27% of the newly combined Equant company.

Under the terms of the agreement, within a two-year period, France Telecom is to pay back to Equant:

•	50% of costs related to the preservation of employment or the cancellation of employment contracts for certain employees of the newly combined Equant company;

•	Restructuring and integration costs other than those relating to employees, up to a maximum of US$210 million.

On the basis of these elements, the purchase accounting for Equant at historical rates is as follows:

(in millions of euros)

Contribution of Global One	6,094
Proceeds from subscription of the 10 million Equant preference shares, paid in cash	1,179
	7,273
Minority interests, corresponding to Equant shareholders	45.73%	3,326
Acquisition of Equant common shares from the SITA Foundation		1,739
Restructuring, integration and associated acquisition costs		369

Preliminary acquisition cost		5,434

Fair value of net assets acquired		634

Goodwill		4,800

The goodwill arising on this transaction amounted to €4,800 million (US$4,071 million) and is being amortized over periods not exceeding 20 years as from July 1, 2001. In the second half of 2001, exceptional amortization was taken on the acquisition and restructuring costs associated with the purchase of Equant (see Note 8).

TP SA

Under a new agreement signed on September 5, 2001 between the Polish government and the consortium led by France Telecom, France Telecom and Kulczyk Holding, its partner in the consortium, increased their interests in TP SA by 8.93% and 3.57% respectively for a total of PLN 3,656 million (€950 million), of which PLN 2,612 million (€679 million) were paid by France Telecom. Following this operation, the consortium held 47.5% of TP SA, of which 33.93% was held by France Telecom. Until December 31, 2002, the consortium held a call option on 2.5% of TP SA’s capital. This option was

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

not exercised. In addition, put and call options were agreed between Kulczyk Holding and France Telecom relating to Kulczyk Holding’s stake in TP SA and to Kulczyk Holding’s financing of its acquisition of TP SA shares (see Note 28).

The goodwill relating to this additional investment amounted to €290 million at December 31, 2002 (€213 million at December 31, 2001) and is being amortized over 20 years from October 1, 2001. The investment in TP SA was accounted for under the equity method from October 1, 2000 to April 1, 2002 and since that date it has been fully consolidated.

Freeserve

In December 2000, Wanadoo SA made an offer for the entire share capital of Freeserve, the main Internet service provider in the United Kingdom. The offer was carried out in March 2001 based on 0.225 of a new Wanadoo share for each Freeserve share. The number of shares issued amounted to 230,069,681, resulting in a purchase price of €2,078 million.

The goodwill arising on this transaction amounted to €1,886 million and is being amortized over a 20-year period from March 1, 2001.

QDQ Media (formerly Indice Multimedia)

On December 18, 2000, Wanadoo agreed to acquire the entire share capital of Indice Multimedia, the second largest directory operator in Spain. At the General Meeting of March 22, 2001, and in accordance with the agreement, Wanadoo acquired 86.71% of the capital of Indice Multimedia by issuing 20,325,444 shares, representing €190 million, and through a cash payment of €80.5 million. In addition, put options on the remainder of the shares were granted to employees (for cash) and to certain shareholders, in cash and Wanadoo shares.

The acquisition of Indice Multimedia gave rise to goodwill of €318 million.

Wind

On October 11, 2000, France Telecom and Enel reached an agreement relating to Enel’s acquisition of Infostrada and its commitment to merge Wind and Infostrada.

Under the agreement, and following an Extraordinary General Meeting held on July 30, 2001 which approved a capital increase reserved for Enel as consideration for the contribution of Infostrada, France Telecom’s interest was reduced from 43.4% to 26.58% in the new entity. The effect of this operation was a dilution gain of €934 million. The legal merger between Wind and Infostrada took place on January 1, 2002.

Main divestitures

Orange SA Initial Public Offering (IPO)

In February 2001, France Telecom sold 636 million existing Orange SA shares, representing 13.24% of the total number of existing shares and voting rights in Orange SA, through a public offer to private and institutional investors as well as employees. The net proceeds from these offers amounted to €6.1 billion.

From February 13, 2001, Orange SA shares are listed on the Premier Marché of Euronext Paris SA and on the London Stock Exchange. This operation had no material impact on consolidated income before tax for 2001, given that a provision of €1,773 million to cover the expected loss was recorded in the financial statements for the year ended December 31, 2000.

Following this offering and the transfer to E.On of 102.7 million Orange SA shares as consideration for 42.5% of Orange Communications SA (Switzerland), acquired in November 2000, France Telecom owned 84.2% of Orange SA at December 31, 2001.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 4—SEGMENT INFORMATION

From the first half of 2003, in order to better reflect the France Telecom Group’s evolution and the structure of its operations by its various activities and subsidiaries, France Telecom has defined the six following business segments:

•	The “Orange” segment, which includes worldwide mobile telephony services, in France and the United Kingdom, as contributed to Orange SA in 2000—including Orange plc from its date of acquisition by France Telecom at the end of August 2000.

•	The “Wanadoo” segment, which includes Internet Access, Portals, e-Merchant and Directories activities transferred to Wanadoo SA in 2000.

•	The “Fixed line, Distribution, Networks, Large customers and Operators” segment, which includes the France Telecom Group’s fixed line services mainly in France, in particular fixed line telephony, services to operators, services to business, cable TV, sales outlets, the sale and rental of equipment, as well as support functions (including research and development services, logistics and purchases) and the information systems division.

•	The “Equant” segment, which includes the activities of the new Equant company, created following the merger with Global One on July 1, 2001 in the field of worldwide services of data transmission to businesses.

•	The “TP Group” segment, which since April 2002 includes TP SA, the historical Polish operator, and its subsidiaries, the main one being PTK Centertel for mobile operations.

•	The “Other International” segment, which includes France Telecom’s other international subsidiaries, whose main activities are fixed line telephone activities outside France and some of France Telecom’s mobile operations that were not contributed to its subsidiary Orange SA.

The modification compared to the former segmentation (“Orange”, “Wanadoo”, “Fixed line, voice and data services—France” and “fixed line, voice and data services—outside France”) mainly consisted of reallocating entities of the segment formerly named “fixed line, voice and data services—outside France” to the following new segments: “Equant”, “TP Group” and “Other International”, in order to allow for a better understanding of the France Telecom Group’s operational results by splitting out its worldwide business data transmission activity, and its Polish telecommunications operator activity. These activities represent important strategic positions in the France Telecom Group’s organization and are carried out by listed subsidiaries.

France Telecom’s business segments develop in line with changes in its activities and organization.

France Telecom evaluates the performance of each segment and allocates resources based on the segment’s contribution to France Telecom’s cash flow. This is determined notably on the basis of operating income before depreciation and amortization (REAA) (defined as operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan) and on the basis of investments made by the segment.

The “Elimination and other items” column includes inter-segment transaction eliminations and other non-material items used for reconciling data with France Telecom’s consolidated financial statements.

The table below sets out the main operating indicators per segment for the years ended December 31, 2003, 2002 and 2001. Published information related to the years ended December 31, 2002 and 2001 has been restated in accordance with the six new segments in order to ensure comparability with the year ended December 31, 2003.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant (5)	TP Group (5)	Other International (7)	Eliminations and other items	Total France Telecom

At December 31, 2003

Total sales	17,941	(2)	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Of which Orange network sales (3)	16,394

Operating income/(loss) before depreciation and amortization (REAA)(4)	6,578		347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)		(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan				(211)					(211)

Operating income/(loss)	4,265		250	4,066	(168)	890	314	(63)	(9,554)

Purchases of tangible and intangible assets
—UMTS and GSM licenses
—excluding UMTS and GSM licenses	2,362		76	1,356	248	884	183	(23)	5,086
—financed through capital leases	—		—	—	—	—	—	—	—

Total acquisitions	2,362		76	1,356	248	884	183	(23)	5,086
—of which tangible assets (see Note 10)									5,009
—of which intangible assets (see Note 9)									77

Average number of employees (1)	30,722		6,568	120,037	9,872	43,451	11,007		221,657

At December 31, 2002

Total sales	17,085	(2)	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630

Of which Orange network sales (3)	15,488

Operating income/(loss) before depreciation and amortization (REAA)(4)	5,146		90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)		(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan				(199)					(199)

Operating income/(loss)	2,782		(6)	3,496	(321)	653	278	(74)	6,808

Purchases of tangible and intangible assets
—UMTS and GSM licenses	88		—	—	—	—	46	—	134
—excluding UMTS and GSM licenses	3,281		108	2,243	392	1,045	396	(24)	7,441
—financed through capital leases	27		—	3	—	—	57	—	87

Total acquisitions	3,396		108	2,246	392	1,045	499	(24)	7,662
—of which tangible assets (see Note 10)									7,421
—of which intangible assets (see Note 9)									241

Average number of employees (1)	30,876		6,761	131,311	11,928	45,222 (6)	14,047	—	240,145

(1)	Average full time equivalents.
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of terminals and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income before depreciation and amortization, representing operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.
(6)	In 2002, TP’s average full time equivalent is prorated by the number of months TP Group was fully consolidated divided by the total number of months in the period.
(7)	At July 1, 2002, mobile activities in Egypt were transferred from Other International to the Orange segment.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant (5)	TP Group	Other International	Eliminations and other items	Total France Telecom

At December 31 2001

Total sales	15,087	(2)	1,563	24,054	2,392		4,495	(4,565)	43,026

Of which Orange network sales (3)	13,434

Operating income/(loss) before depreciation and amortization (REAA)(4)	3,288		(64)	7,757	(177)		1,487	29	12,320
Depreciation and amortization	(1,848)		(89)	(3,494)	(324)		(1,042)	(113)	(6,910)
Amortization of actuarial adjustments in the early retirement plan				(210)					(210)

Operating income/(loss)	1,440		(153)	4,053	(501)		445	(84)	5,200

Purchases of tangible and intangible assets
—UMTS and GSM licenses	873		—		—		—		873
—excluding UMTS and GSM licenses	3,356		111	3,107	436		1,081	—	8,091
—financed through capital leases	—		—	15	—		1	—	16

Total acquisitions	4,229		111	3,122	436		1,082		8,980
—of which tangible assets (see Note 10)									7,811
—of which intangible assets (see Note 9)									1,169

Average number of employees (1)	29,970		6,588	136,335	9,996		23,295		206,184

(1)	Average full time equivalents.
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of terminals and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income before depreciation and amortization, representing operating income before amortization and depreciation, including impairment losses on long lived assets and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.

For 2003, the TP Group segment included twelve months of activity, compared with nine months in 2002. This is due to the TP Group being fully consolidated since April 1, 2002 (See Note 3).

At December 31, 2001, the Equant segment included the Equant businesses merged with Global One as from the second half of the year (see Note 3).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Geographical breakdown

	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Contribution to consolidated sales	46,121	46,630	43,026
France	27,060	27,403	27,626
United Kingdom	6,045	6,240	5,521
Poland	4,158	3,471	—
Other (6)	8,858	9,516	9,879

Tangible and intangible assets (1)	47,189	54,679	49,917
France (2)	16,735	18,733	20,431
United Kingdom (3)	15,715	17,203	18,163
Poland (4)	7,173	8,582	—
Other (5) & (6)	7,566	10,161	11,323

(1)	Excluding goodwill.
(2)	Including the UMTS license (€629 million) and all shared network structures, notably the European backbone.
(3)	Including €5,812 million for the UMTS licenses at December 31, 2003. Changes in values of these licenses are due to currency movements.
(4)	Including €347 million for the UMTS licenses at December 31, 2003. Changes in values of these licenses are mainly due to currency movements.
(5)	Including €567 million for the UMTS licenses at December 31, 2003. Changes in values of these licenses are mainly due to currency movements.
(6)	Includes all companies of the Equant Group.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 5— OPERATING EXPENSES

Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan—that are included in “Costs of services and products sold”, “Selling, general and administrative expenses” and “Research and development expenses”—can be analyzed as follows by principal type of expense:

	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Personnel costs	9,239	10,036	9,408
Other operating expenses	19,579	21,677	21,298

Total operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	28,818	31,713	30,706

of which :
—cost of services and products sold	17,223	18,558	17,619
—selling, general and administrative expenses	11,117	12,579	12,520
—research and development expenses	478	576	567

Personnel costs break down as follows:

	Year ended
(in millions of euros, except number of employees)	December 31, 2003	December 31, 2002	December 31, 2001

Average number of employees (1) (full time equivalents)	221,657	240,145	206,184
—Wages and salaries	6,986	7,535	6,889

—Social charges	2,471	2,705	2,593

Total personnel expenditure	9,457	10,240	9,482

—Capitalized personnel costs (2)	(408)	(431)	(356)
—Payroll taxes and other	190	227	282

Total personnel costs	9,239	10,036	9,408

(1)	Of whom approximately 43.4% were civil servants at December 31, 2003, 42% at December 31, 2002 and 51.6% at December 31, 2001. Due to the full consolidation of TP Group from April 1, 2002, its average number of employees is prorated based on 3 months out of 6 at June 30, 2002 and 9 months out of 12 at December 31, 2002.

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

Net of capitalized personnel costs, personnel costs included in operating income before depreciation and amortization (REAA) for the period ended December 31, 2003 amount to €9,239 million versus €10,036 million in 2002 and €9,408 million in 2001.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 6— OTHER NON-OPERATING INCOME (EXPENSE), NET

	Note	Year ended

(in millions of euros)		December 31, 2003	December 31, 2002	December 31, 2001

Perpetual bonds redeemable for France Telecom shares (TDIRA)	26	(431)
MobilCom	22	—	(7,290)	(1,393)
NTL	12 and 14	—	(1,926)	(5,910)
Noos	12 and 14	(125)	—	—
Wind	3 and 11	270	(1,627)	—
Orange restructuring provisions and costs	22	(129)	(490)
Other restructuring provisions and costs		(176)	(50)	(87)
Commitment signed with Kulczyk Holding to buy TPSA shares	22	(299)	(571)
Ivory Coast (1)		9	(343)
Equant CVR provision	22	—	—	(2,077)
Other provision movements (2)		(186)	(1,303)	(694)
Disposal gains or losses (3)		333	941	2,576
Dilution impact (4)		1	34	1,993
Cost of receivables sales		(104)	(62)	(503)
Loss on bond buybacks		(141)	—	—
Equalization payments on termination of interest rate swaps and collars		(58)
Dividends received		14	18	262
Other		(97)	(180)	(71)

Total		(1,119)	(12,849)	(5,904)

(1)	In 2002: a €343 million (€244 million for the Group share and €99 million for minority interests) relating to the impact of the political and economic situation in Ivory Coast on the value of France Telecom’s assets in the country (Orange Côte-d’Ivoire and CI Telecom)

(2)	Other provision movements primarily include:

–	In 2003: a €73 million write-down of BITCO shares (see Note 11).

–	In 2002: (i) a €212 million increase relating to Dutchtone; (ii) a €192 million increase relating to Uni2 ; (iii) a €145 million increase relating to Intelig; (iv) a €132 million increase relating to ONE GmbH (formerly Connect Austria); (v) a €52 million increase relating to the sale of Casema.

–	In 2001: (i) a net reversal of €396 million from the provision set up at December 31, 2000 relating to the Equant/Global One transaction; (ii) a €134 million increase relating to TE.SA.M; (iii) provisions relating to the realizable value of certain non-strategic foreign subsidiaries, including €141 million relating to Intelig.

(3)	Disposal gains and losses include:

–	In 2003: (i) the gain on the second real estate disposal program (€31 million – see Note 10); (ii) gains on disposals of consolidated subsidiaries (see Note 3): Eutelsat (€14 million), Casema (€16 million), CTE Salvador (€78 million), Nortel/ Telecom Argentina (€97 million); (iii) gains on disposals of non-consolidated companies (see Note 12): Sprint (€19 million), Inmarsat (€35 million).

–	In 2002: the gain on the disposal of the TDF sub-group (€486 million – see Note 3); the gain on the sale of France Telecom’s interest in Panafon (€274 million); (iii) the gain on the sale of France Telecom’s interest in TPS (€177 million – see Note 3), (iv) the gain on the unwinding of the CCIC off-balance sheet commitment (€41 million) for an outlay of €477 million.

-	In 2001: (i) the gain on the disposal of France Telecom’s interest in Sema Group plc (€401 million); (ii) gains on the disposal of the interests in Sprint FON (€181 million) and FT1CI/STMicroelectronics (€1,068 million), and a €482 million gain further to the determination of Global One’s fair value when the company was transferred to Equant; (iii) the €705 million gain, net of expenses, on the sale of office and technical buildings to a consortium of investors in 2001.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

(4)	Dilution impact includes:

-	In 2002, a €35 million gain relating to the acquisition of eresMas;

-	In 2001, (i) a €1,086 gain relating to the Indice Mulitmedia and Freeserve transactions ; (ii) a €934 million gain on the transfer of Infostrada to Wind.

NOTE 7— INCOME TAXES

7.1 France Telecom Group tax proof

Income taxes for 2003 are based on the application of the effective tax rate on pre-tax profit at December 31, 2003. In France, deferred taxes are calculated based on enacted tax rates, i.e. 36.43% for 2001 and 35.43% for 2002 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Consolidated net income/(loss) before tax	1,137	(18,407)	(11,927)
Statutory tax rate	35,43%	35,43%	36,43%
Theoretical tax	(403)	6,522	4,345

Income/(loss) from affiliates accounted for under the equity method	(59)	(130)	(324)
Goodwill amortization	(997)	(2,739)	(2,109)
Other	4,050	(6,152)	1,020

Effective tax	2,591	(2,499)	2,932

In addition to the impact of goodwill amortization and income from companies accounted for under the equity method, significant reconciling elements of the tax proof are :

•	In 2003:

–	A tax gain of €2,684 million resulting from the reorganization of Orange’s operations .

–	For the FT SA consolidated tax group, a €1,100 million net deferred tax gain, relating primarily to a reversal of the deferred tax asset valuation allowance .

–	A €357 million provision reversal of the deferred tax asset valuation allowance relating to the Wanadoo consolidated tax group, concerning tax losses carried forward at December 31, 2002.

•	In 2002:

–	A €2,691 million addition to the deferred tax asset valuation allowance, net of the impact of discounting, relating to the FT SA consolidated tax group.

–	Impairments recognized under non-operating expense in the second half of 2002 on some subsidiaries (notably Wind for €1.6 billion), which did not result in the recognition of deferred tax assets.

–	Deferred tax assets related to tax losses carried forward by the Wanadoo SA consolidated tax group, which were fully provided for (see above).

•	In 2001:

–	Impact of the difference between the values determined for accounting and tax purposes in relation to Orange floated shares.

–	Dilution gains relating to Wanadoo and Wind.

–	Impact of income generated by the transfer of Global One to Equant.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

7.2 Income tax benefit (charge)

The income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

—Current taxes	—	14	1,604
—Deferred taxes	1,100	(1,602)	2,258
France Telecom SA tax group (see below)	1,100	(1,588)	3,862

—Current taxes	—	(576)	(582)
—Deferred taxes	1,861	45	(11)
Orange SA tax group (see below)	1,861	(531)	(593)

—Current taxes	(18)	(2)	(34)
—Deferred taxes	231	70	8
Wanadoo SA tax group (see below)	213	68	(26)

—Current taxes	0	0	0
—Deferred taxes	(293)	(208)	(11)
Orange UK Group	(293)	(208)	(11)

—Current taxes	(137)	(64)	0
—Deferred taxes	(7)	9	0
TP Group	(144)	(55)	0

—Current taxes	(8)	(85)	(39)
—Deferred taxes	(14)	25	(141)
Other French subsidiaries	(22)	(60)	(180)

—Current taxes	(187)	(200)	(107)
—Deferred taxes	63	75	(13)
Other foreign subsidiaries	(124)	(125)	(120)

Total income tax benefit (charge)	2,591	(2,499)	2,932

Of which :
—Current taxes	(350)	(913)	842
Deferred taxes	2,941	(1,586)	2,090

•	FT SA tax consolidation group

France Telecom SA files a consolidated tax return for all French subsidiaries of which it owns 95% or more.

2001

In 2001, France Telecom SA and its consolidated tax group recorded a significant tax loss arising primarily from the impact of the IPO of Orange SA and the sale of France Telecom shares to SITA in connection with the Equant acquisition. This resulted in carryback tax credits in the amount of €1,630 million and tax loss carryforwards totaling €2,231 million.

In December 2001, France Telecom sold to a financial institution French State tax credits on carrybacks, of which €1,111 million was in exchange for bills which were cashed in 2002.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

2002

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom SA share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom SA consolidated tax group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom SA consolidated tax group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom SA tax group for the year ended December 31, 2002 amounted to €1,602 million after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

2003

Taking into account the impact of its capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom S.A.’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax valuation allowance.

Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity (see Note 25).

Based on its budgets, business plans and financing plans that reflect the financial situation at December 31, 2003, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom SA and the companies within its consolidated tax group will be able to recovered due to the taxable income expected in the coming years as part of its regularly profitable activity as a fixed line and mobile operator in France.

France Telecom SA and its main French subsidiaries were subject to a tax audit for the fiscal years 1998 and 1999. This audit is partly completed and any eventual reassessment relate mainly to timing differences in taxable amounts. The subsidiaries concerned have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom SA is awaiting a final decision from the tax authorities

•	Orange SA consolidated tax group

Orange SA and its French subsidiaries have had their own consolidated tax regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of June 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange SA’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the Public Exchange Offer, at December 31, 2003 Orange was directly and indirectly held over 95% by France Telecom SA, a French company subject to corporate income taxes.

Therefore, as of January 1, 2004, the members of Orange’s tax group may elect to file a consolidated tax return with France Telecom SA.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

This election was filed during January 2004.

•	Wanadoo SA consolidated tax group

Wanadoo SA and its French subsidiaries have had their own consolidated tax regime since 2001.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carry forwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax gain expected in the future as a result of the use of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans show that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses have been offset against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €85 million.

During 2001 and 2002, Pages Jaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

Further to a review of the taxation methods applicable to revenues received by Wanadoo SA during 2000 and deducted for tax purposes under the parent-subsidiary tax regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo SA, challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo SA on the purchase by two of its subsidiaries of their treasury shares. The risk relating to this tax reassessment represents the payment of an additional €18 million in tax, including late payment interest at December 31, 2003 and the possible loss of €25 million in tax loss carryforwards from 2000 used in 2002. The company has contested this reassessment but the tax authorities are maintaining their claim. Wanadoo SA intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the company has recorded a provision for the full amount of the tax risk.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

7.3 Balance sheet tax position

The balance sheet tax position breaks down as follows by type of temporary difference:

	As of
(in millions of euros)	December 31, 2003	December 31, 2002

Early retirement plan	1,282	1,385
Impairment of long-lived assets	80	384
Temporarily non-deductible provisions and tax loss carryforwards	8,377	5,280
Other deferred tax assets	447	691
Excess tax depreciation and reglemented provisions	(358)	(338)
Other deferred tax liabilities	(120)	(120)
Valuation allowance and discounting	(2,841)	(3,472)

Sub-total France Telecom SA tax group	6,867	3,810

—Tax loss carryforwards	2,335	10
—Other	(418)	46
Orange SA tax group(1)	1,917	56

—Tax loss carryforwards(2)	351	479
—Other	(2)	(392)
Wanadoo SA tax group	349	87

Other subsidiaries	(241)	(33)

Deferred taxes of the France Telecom group (net of valuation allowances of €5,721 million at December 31, 2003 and €7,504 million at December 31, 2002)	8,892	3,920

(1)	Including €1,886 million in deferred tax assets generated by the Orange operational reorganization (net of the amount used in the year).

(2)	Including tax loss carryforwards arising before entry into the Wanadoo SA tax group

Apart from the amounts relating to the France Telecom SA tax group, the valuation allowance and discounting provision relating to deferred tax assets primarily concerns the tax loss carry forwards of foreign subsidiaries, in an amount of €2,880 million.

The Group’s net position is presented as follows in the balance sheet:

	As of
(in millions of euros)	December 31, 2003	December 31, 2002

Long-term net deferred tax assets	7,927	3,903
Short-term net deferred tax assets	1,429	416
Long-term net deferred tax liabilities	(230)	(312)
Short-term net deferred tax liabilities	(234)	(87)

Total	8,892	3,920

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 8—GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principle goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	Year ended

	December 31, 2003			December 31, 2002	December 31, 2001

(in millions of euros)	Cost(1)	Accumulated amortization	Net book value	Net book value	Net book value

Orange	26,529	(5,054)	21,475	21,499	24,490

Orange PCS	20,214	(3,373)	16,841	19,342	21,870
Orange Communications SA (Switzerland)	2,442	(1,165)	1,277	1,452	2,401
Orange SA	3,200	(66)	3,134	400	—
Other Orange	673	(450)	223	305	219

Equant	4,931	(4,417)	514	655	6,290

Wanadoo	3,266	(1,495)	1,771	2,843	2,908

Freeserve	1,710	(669)	1,041	1,683	1,898
QDQ Media (formerly Indice Multimedia)	358	(288)	70	313	311
Wanadoo España(2) (3)	581	(231)	350	458	247
Pages Jaunes	319	(87)	232	247	263
Other Wanadoo	298	(220)	78	142	189

TP Group	2,127	(354)	1,773	2,195	—

JTC	340	(210)	130	141	295
Mauritius	163	(163)	—	160	203
Other	618	(443)	175	182	777

Total	37,974	(12,136)	25,838	27,675	34,963

(1)	Goodwill in foreign currency is converted at the year-end rate.
(2)	At January 1, 2003, Wanadoo España was merged into eresMas and renamed Wanadoo España.
(3)	Including €255 million relating to eresMas’ goodwill (at cost) from 2002 (see Note 3).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Movements in the net book value of goodwill are as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Opening balance	27,675	34,963	36,049
Acquisitions(1)	2,893	850	8,027
Divestitures	(55)	(95)	(6,489)
Effect of fully consolidating TP Group (see Note 3)	—	2,564	—
Amortization	(1,643)	(2,233)	(2,195)
Exceptional amortization	(850)	(5,247)	(560)
Translation adjustment	(2,172)	(2,733)	296
Reclassifications and other	(10)	(394)	(165)

Closing balance	25,838	27,675	34,963

(1)	Including in 2003, the acquisition of Orange S.A. shares leading to goodwill of €2,790 million (see Note 3)

The impact of the principal acquisitions and divestitures, as well as the full consolidation of the TP Group, are described in Note 3.

In December 2001, divestitures related to the decrease in goodwill generated by Orange’s IPO and to the transfer of Global One to Equant.

The goodwill amortization charges (excluding exceptional amortization) relating to fully or proportionally consolidated companies are as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Orange	(1,194)	(1,300)	(1,366)
Orange PCS	(1,030)	(1,133)	(1,157)
Other Orange	(164)	(167)	(209)

Equant / Global One(3)	(33)	(492)	(377)

Wanadoo	(256)	(256)	(248)

TP Group(1)	(132)	(99)	—

Other	(28)	(86)	(204)

Total(2)	(1,643)	(2,233)	(2,195)

(1)	Fully consolidated since April 1, 2002.
(2)	Excluding exceptional amortization.
(3)	At December 31, 2001, Equant (for the period of July 1 to December 31) and Global One (12 months).

Exceptional goodwill amortization can be analyzed as follows:

At December 31, 2003, goodwill was written down by way of exceptional amortization as follows: Freeserve in the amount of €447 million (€318 million group share) reducing the company’s net book value at the year-end exchange rate to €782 million group share; QDQ Media in the amount of €245 million (€174 million group share) reducing the company’s net book value to €17 million group share; Mauritius Telecom in the amount of €143 million group share, reducing the net book value of Mauritius Telecom and its subsidiaries to €86 million at the year-end exchange rate.

At December 31, 2002, goodwill generated on the successive acquisitions of Global One and Equant was written down by way of an exceptional amortization charge in the amount of €4,244 million and goodwill relating to Radianz was also written down (see Note 11), representing a charge of €4,375 million (€4,300 million group share). Consequently, Equant’s book value—translated into euros at the year-end exchange rate – was reduced to €1,570 million, group share at December 31, 2002.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Goodwill relating to Orange Communications SA was written down by way of exceptional amortization in the amount of €872 million (€872 million group share). This brought its group share book value to €2,321 million (including current accounts) at December 31, 2002. An exceptional write-down was also recorded in relation to JTC in the amount of €131 million (€115 million group share) bringing its book value—translated into euros at the 2002 year-end exchange rate—to €309 million, group share.

At December 31, 2001, exceptional amortization was recorded to write down goodwill relating to Ananova and Wildfire (€211 million) and the new Equant/Global One group in an amount corresponding to restructuring costs and additional costs included in the acquisition price (€349 million).

Translation adjustments result from the recording in foreign currency of goodwill relating to non-euro zone companies. The exchange rate adjustments recorded in 2003 are primarily due to the impact of exchange-rate movements in the pound Sterling (€1,592 million), the Polish zloty (€311 million), the Swiss franc (€96 million), and the US dollar (€108 million) against the euro.

Translation adjustments recorded in 2002 resulted mainly from exchange-rate movements in the pound sterling (€1,492 million), the US dollar (€961 million) and the Polish zloty (€270 million) against the euro.

In connection with the review of goodwill concerning the main sub groups, the perpetual growth rates and discount rates applied to expected cash flows on the basis of economic assumptions and forecasted operating conditions used by France Telecom are as follows for the main entities in each of the Group’s businesses:

	Year ended

	December 31, 2003		December 31, 2002

	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate

Orange	3%	9%	3%	9%
TP Group	2%	10,5%	3%	10,5%
Equant	3%	10,5%	3%	10,5%
Wanadoo – Internet	4%	11,5%	4,5%	12,5%
Wanadoo – Directories	2%	9%	3,5%	9%

At December 31, 2003, the sensitivity of value in use to an independent change of one point in the perpetual growth rate or discount rate, compared to the excess of estimated value in use over carrying value is as follows (France Telecom group share):

	Excess of estimated value in use over carrying value	Impact of one point increase/decrease in the

(in billions of euros)		Perpetual growth rate	Discount rate

Orange	12	+6.4/-4.6	-7.6/+10.5
TP Group	1.0	+0.6/-0.4	-0.6/+0.8
Equant	0.1	+0.1/-0.1	-0.1/+0.2
Wanadoo – Internet	4.0	+0.4/-0.3	-0.6/+0.8
Wanadoo – Directories	2.1	+0.2/-0.2	-0.3/+0.4

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 9—OTHER INTANGIBLE ASSETS

	As of

	December 31, 2003			December 31, 2002	December 31, 2001

(in millions of euros)	Cost	Accumulated amortization	Net book value	Net book value	Net book value

Telecommunications licenses	9,318	(804)	8,514	9,309	9,304
Patents and rights of use	551	(292)	259	432	782
Trademarks	4,469	(65)	4,404	4,811	4,965
Customer relationships	3,204	—	3,204	3,560	2,688
Other intangible assets	653	(480)	173	299	450

Total	18,195	(1,641)	16,554	18,411	18,189

Movements in the net book values of telecommunication licenses, trademarks and customer relationships between December 31, 2002 and December 31, 2003 were mainly due to movements in exchange rates (see below).

Movements in the net book value of other intangible assets were as follows:

	Year ended

(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Opening balance	18,411	18,189	16,289
Acquisitions of UMTS licenses	—	134	884
Acquisitions of other intangible assets	77	107	285
Impact of acquisitions and divestitures (see Note 3)	(35)	1,957	716
Divestments	(8)	(25)	(31)
Amortization and provisions	(354)	(368)	(382)
Translation adjustment	(1,507)	(1,344)	352
Reclassfications and other	(30)	(239)	76

Closing balance	16,554	18,411	18,189

At December 31, 2003, “Telecommunications licenses” primarily related to the net book value of UMTS and GSM mobile network operating licenses in the United Kingdom (€6.4 billion), in France (€0.6 billion), in Poland (€0.4 billion) and in the Netherlands (€0.4 billion).

The UMTS licenses to operate mobile networks will be amortized on a straight line basis from the date on which the network is technically ready to market services.

The postponement in deploying the UMTS network and services led France Telecom to review at December 31, 2003—as it did at December 31, 2002—the present value of the United Kingdom UMTS license (see Note 2). At December 31, 2003, the latter’s net book value amounted to €5.8 billion. At the Orange PCS level, given the extremely close technical and commercial links between the second and third generation services offerings, this review consisted of comparing the net book value of second and third generation intangible assets and property, plant and equipment with the expected cash flows over the remaining life of the UMTS license, on the basis of the most recent business plan, discounted at 9%. This review did not reveal the need for an impairment charge.

The GSM license granted to Orange France for a period of 15 years from March 25, 1991 expires in March 2006. Under the terms of this license, the renewal conditions will be defined in March 2004 at the latest. The French Telecommunications Regulation Authority (the ART) issued a request for comments in relation to this issue in July 2003, based on a renewal scenario with retention of the current frequency attributions.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

“Patents and rights of use” include mainly patents and cable usage rights.

Net “Trademarks” relates mainly to the Orange trademark for an amount of €4,002 million, TP Group trademarks for €170 million and Equant trademarks for €230 million.

“Customer relationships” relate mainly to Orange in the United Kingdom, TP Group in Poland and Equant for amounts of €1,697 million, €914 million and €279 million respectively.

In 2002, the impact of acquisitions and divestitures related mainly to the first full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

The translation adjustment for 2003 primarily concerns the negative impact of GB pound sterling exchange rate changes on intangible assets in the United Kingdom (€1,034 million), the negative impact of Polish zloty exchange rate changes on intangible assets in Poland (€256 million) and the negative impact of the weaker US dollar against the euro (€122 million). The translation adjustment for 2002 related mainly to the impact of changes in GB pound sterling on UK intangible assets.

NOTE 10—PROPERTY, PLANT AND EQUIPMENT

	As of
	December 31, 2003			December 31, 2002	December 31, 2001

(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value	Net book value

Land and buildings	10,837	(4,938)	5,899	6,129	6,301
Switching and transmission equipment	24,072	(18,509)	5,563	7,622	7,254
Cables and public infrastructure	24,054	(14,998)	9,056	10,730	8,461
Other network equipment	11,817	(5,670)	6,147	6,683	5,365
Computer and terminal equipment	9,184	(5,970)	3,214	3,543	3,138
Other tangible assets	2,618	(1,862)	756	1,561	1,209

Total	82,582	(51,947)	30,635	36,268	31,728

Changes in the net book value of property, plant and equipment are as follows:

	As of
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Opening balance	36,268	31,728	34,623
Acquisitions of property, plant and equipment (1)	5,009	7,421	7,811
Impact of acquisitions and divestitures	(1,100)	6,738	(1,605)
Sale of real estate	(381)	98	(1,963)
Retirements and other sales	(130)	(334)	(286)
Depreciation and provisions	(7,184)	(7,542)	(6,613)
Translation adjustment	(1,801)	(1,598)	189
Reclassifications and other	(46)	(243)	(428)

Closing balance	30,635	36,268	31,728

(1)	Including €0.1 million financed through capital leases at December 31, 2003 and €87 million at December 31, 2002.

The impact of acquisitions and divestitures relates mainly to:

•	in 2003: the divestiture of Casema (€676 million) and to the sale of the Salvador sub-group (€399 million).

•	in 2002: the full consolidation of TP Group (€7.4 billion), and the divestiture of the TDF sub group for €672 million.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

In 2001, France Telecom sold 409 buildings as part of the first tranche of a divestiture transaction, for which it recorded a disposal gain, net of related expenses, of €705 million under non-operating income. The proceeds from the sale of this first tranche (€2.6 billion) were received in 2002.

A second divestiture transaction was carried out in the six months ended June 30, 2003, resulting in the sale of 389 assets. A disposal gain of €31 million, net of related expenses, was recorded under non-operating income. The proceeds from the sale, totaling €419 million, were received in the year ended December 31, 2003.

France Telecom is committed to re-lease these buildings through 6-9 year operating leases, except for certain assets to be vacated in the short-term (see Note 28).

The translation adjustments for the year ended December 31, 2003 related mainly to movements in the Polish zloty, the GB pound sterling and the US dollar against the euro totaling €(975) million, €(288) million and €(163) million respectively.

The translation adjustments for the year ended December 31, 2002 related mainly to movements in the Polish zloty, the GB pound sterling and the US dollar against the euro.

NOTE 11—INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

11.1 Carrying value of equity accounted investments

The carrying values of France Telecom’s investments in affiliates are as follows (in millions of euros):

			As of
Company	Main activity	% control Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

TPSA(1)	Telephone operator in Poland	—	—	—	4,552
PTK Centertel(2)	Mobile telephone operator in Poland	—	—	—	164
Tower Participations SAS (3)	Broadcasting and audiovisual transmission	36.0	86	100	—
Wind Infostrada(4)	Telephone operator in Italy	—	—	1,596	3,349
BITCO / TA Orange Company Ltd	Mobile telephone operator in Thailand	49.0	0	406	460
Radianz	Equant subsidiary	49.0	47	97	301
Eutelsat(5)	Satellite organization	—	—	350	—
BlueBirds Participations France(6)	Satellite organization	20.0	52	0	—
Nortel / Telecom Argentina		—	—	0	0
Other		—	20	15	86

Total			205	2,564	8,912

(1) and (2)	The Polish entities TPSA and PTK Centertel, accounted for by the equity method until March 31, 2002 have been fully consolidated since April 1, 2002.
(3)	Tower Participations SAS, a holding company for TDF, has been accounted for under the equity method since December 31, 2002 following France Telecom’s purchase of a 36.20% stake in its capital (see Note 3).
(4)	Wind was sold on July 1, 2003 (see below and Note 3)
(5)	Eutelsat was accounted for under the equity method since January 1, 2002. This investment was sold during the six months ended June 30, 2003 (see Note 3).
(6)	BlueBirds Participations France, which holds 23.1% of Eutelsat, has been accounted for under the equity method since May 1, 2003 following France Telecom’s purchase of a 20% stake in its capital (see Note 3).

Wind (Italy)

As part of the strategic investment review carried out at December 31, 2002, France Telecom reassessed the value in use of Wind. On the basis of a multi-criteria approach, an impairment charge of €1,695 million was recorded. Of this amount €371 million was recorded through shareholders’ equity (including €320 million group share)—corresponding to the revaluation reserve previously recorded through shareholders’ equity (see Note 25)—and €1,324 million was recognized under non operating expenses (€1,142 million group share). This write-down was primarily allocated to intangible assets recorded by

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Wind after its combination with Infostrada. An additional €303 million provision for risks relating to Wind was recorded at December 31, 2002 in other liabilities.

On March 20, 2003, France Telecom and Orange, its co-shareholder in Wind, approved an increase in Wind’s capital, decided by Wind’s Board of Directors on March 7, 2003. The capital increase totaled €133 million, with France Telecom’s share representing €35 million, corresponding to its 26.58% interest in Wind.

On March 20, 2003, France Telecom signed an agreement with Enel in order to sell its 26.58% stake in Wind to Enel. The transaction was completed on July 1, 2003, following regulatory approval obtained on June 16, 2003 (see Note 3).

Telecom Argentina (Argentina)

Since December 21, 2001, Telecom Argentina has been accounted for using the equity method. Its value under equity accounting was subsequently reduced to nil.

On December 19, 2003, France Telecom sold its stake to W de Argentina, which forms part of the Los W Group (see Note 3).

BITCO (Thailand)

In January 2001, Orange entered into a shareholders’ agreement with its partners in BITCO, whereby the parties to this agreement are committed to bring financial, technical and commercial support to BITCO, in accordance with the law and regulations applicable in Thailand, in order to roll out a mobile telecommunication network and provide related services under the Orange brand name in Thailand. BITCO owns 99.86% of TA Orange Company Ltd, a company holding a concession to operate a GSM 1800 network in Thailand. The full commercial launch of the Orange branded activities of TA Orange Company Ltd took place in March 2002.

The commitments of Orange arising from the shareholders’ agreement dated January 2001 and from the Sponsor Support Deed dated February 2002, in relation to TA Orange Company Limited’s financing arrangements, are described in Note 28. Orange has initiated discussions with its co-shareholders in BITCO, with a view to reviewing the possibility of reducing its current 49% shareholding in BITCO. However, all the existing commitments of Orange under TA Orange Limited’s financing agreements (see Note 28) remain in place as long as the parties do not enter into a new legally binding arrangement.

At June 30, 2003, Orange had reassessed the fair value of its investment in BITCO based on the economic conditions imposed on TA Orange Company Ltd by the concession agreement under which it currently operates. In light of the uncertainties surrounding the establishment of a competitive regime for the telecommunications industry in Thailand and their potential economic consequences on TA Orange, Orange had recorded a total impairment charge of €287 million against goodwill and a depreciation of equity accounted investment of €40 recorded as a non-operating expense for the six months ended June 30, 2003. At December 31, 2003, Orange has reassessed the fair value of its investment, in light of its on-going discussions with its co-shareholders in BITCO (see above) and recorded an additional depreciation of €33 million, bringing the net book value of BITCO shares down to zero.

BITCO financial data for the year ended December 31, 2003 (unaudited):

(in millions of euros)	Year ended December 31, 2003

Balance sheet
—current assets	129
—long-term assets	706
—short-term debt	(772)

Net assets	63

Orange’s share in net assets (49%)(1)	31

Income statement
—Revenues	253
—Operating income	(99)
—Net financial expenses	(41)

Net income	(140)

Orange’s share of net income (49%)	(69)

(1)	The carrying amount of the BITCO shares held by Orange had been written down to zero at December 31, 2003 (see above).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

BlueBirds

(See Note 3)

11.2 Changes in the net book value of investments accounted for under the equity method

	As of
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Opening balance	2,564	8,912	10,506
Investments in affiliates, including share capital increases( see below)	87	260	1,208
Impact of transferring Infostrada to Wind	—	—	934
Transfer to investment securities(1)	(34)	(51)	(786)
Net provision for impairment of equity-accounted investments(2)	(100)	(1,711)	(839)
Wind shareholder advance	32	—	—
Impact of acquisitions, divestitures and reclassifications(see below)	(1,828)	(4,039)	1,326
Equity in net income/(loss) of affiliates	(168)	(367)	(890)
Goodwill amortization(3)	(34)	(119)	(336)
Exceptional amortization of goodwill(4)	(287)	(131)	(2,697)
Dividends received	(2)	(2)	49
Translation adjustment(5)	(25)	(188)	437

Closing balance	205	2,564	8,912

(1)	In 2003, the TP Group’s stake in Eutelsat was reclassified to investment securities.
(2)	Primarily including for 2003, €(73) million relating to BITCO and TA Orange Company Ltd and €(33) million relating to Wind. For 2002, €(1 695) million relating to Wind and €(15) million relating to Novis.
(3)	Including a €23 million charge relating to Wind in 2003.
(4)	In 2003, €(287) million relating to BITCO and in 2002, €(131) million relating to Radianz.
(5)	Including, for 2002, €(122) million relating to TP SA before it was fully consolidated on April 1, 2002 and €(25) million relating to BITCO and TA Orange Company Ltd.

At December 31, 2003, additional investments and capital increases relate mainly to accounting for BlueBirds under the equity method from May 1, 2003 for €52 million and an increase in Wind’s capital for €35 million. At December 31, 2002, investments and capital increases mainly included (i) accounting for Tower Participations SAS under the equity method since December 31, 2002 for €100 million following the Group’s investment in this company, and the sale to Tower Participations of 100% of TDF’s shares, (ii) an increase in the capital of BITCO / TA Orange Company Ltd for €69 million.

At December 31, 2003, the impact of acquisitions and divestitures primarily concerned the sales of Wind (€1,537 million) and Eutelsat (€339 million).

At December 31, 2002, the impact of acquisitions and divestitures concerned mainly: (i) the Polish entities TP SA for €(4,404) million and PTK Centertel for €(148) million, accounted for under the equity method until March 31, 2002 and fully consolidated from April 1, 2002, (ii) the first-time consolidation of Eutelsat for €280 million; and (iii) the deconsolidation of TPS representing €67 million following its sale (See Note 3).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

11.3 Goodwill related to investments accounted for by the equity method

At December 31, 2003, the net book value of the major goodwill items was as follows:

	As of
(in millions of euros)	December 31, 2003	December 30, 2002	December 30, 2001

TP SA(1)	—	—	2,574
Wind(2)	—	823	867
Radianz(3)	0	0	155
BITCO / TA Orange Company Ltd(4)	0	300	331
Other	2	—	29

Total	2	1,123	3,956

(1)	The Polish telephone operator has been fully consolidated since April 1, 2002 (see Note 3)
(2)	Company sold during 2003 (see Note 3)
(3)	In 2002 exceptional goodwill amortization related to Radianz—an Equant subsidiary—in the amount of €131 million, in connection with the review of Equant’s value in use (see Note 8)
(4)	In 2003 the goodwill on BITCO /TA Orange Company Limited was fully amortized.

11.4 Income/(loss) from companies accounted for by the equity method

	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

TP SA(1)	—	6	65
Eutelsat(2)	24	70	—
BITCO / TA Orange Company Ltd	(68)	(80)	(58)
MobilCom	—	—	(178)
Wind(2)	(70)	(305)	(358)
Nortel / Telecom Argentina(2)	—	—	(178)
Other companies	(54)	(58)	(183)

Total	(168)	(367)	(890)

(1)	For three months in 2002, (fully consolidated from April 1, 2002—see Note 3).
(2)	Companies sold during 2003 (see Note 3)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 12 —OTHER INVESTMENT SECURITIES

France Telecom’s main investments in non-consolidated companies are as follows:

		As of

		December 31, 2003			December 31, 2002	December 31, 2001

(in millions of euros)	% interest	Cost	Provisions for impairment in value	Net book value	Net book value	Net book value

Bull SA and other instruments	16.9	438	(438)	0	0	0
MobilCom(1)	28.3	0	0	0	0	—
Sprint PCS	—	—	—	—	267	306
Panafon	—	—	—	—	—	35

Main listed companies		438	(438)	0	267	341

FT1CI	36.2	462	0	462	462	464
Satellite organizations(2)		101	(3)	98	94	335
Optimus(1)	20.2	143	(31)	112	112	122
ONE GmbH (1) (formerly Connect Austria)	17.5	220	(125)	95	90	112
Noos	27.0	125	(125)	0	0	—
NTL(4)	—	—	—	—	0	1,369

Main unlisted companies		1,051	(284)	767	758	2,402

Other companies(3)		546	(268)	278	393	497

Total		2,035	(990)	1,045	1,418	3,240

(1)	Orange’s ownership interest in its investments. France Telecom’s ownership interests in Orange were 99.02% and 86.29% in 2003 and 2002, respectively.

(2)	Inmarsat, Intelsat and Eutelsat in 2001, Inmarsat and Intelsat in 2002 and Intelsat and Eutelsat (TP Group’s interest) in 2003.

(3)	Including 2003 disposals of Hutchinson (owned by Orange), STSN (owned by Equant) and Pramindo Ikat (15%—see Note 3).

(4)	NTL was listed in 2001.

BULL

On December 5, 2003, France Telecom sold all of its OCEANEs (bonds convertible or exchangeable for new or existing shares) in the IT group Bull, for a total amount of €9.8 million. The gross value of these bonds totaled €32.8 million and was provisioned in full. France Telecom re-iterated its support of Bull’s restructuring plan, issued on November 20, 2003, and maintained its commitment to invest up to €7.5 million when the plan has been approved. Under the agreement, the sale is conditional upon the plan being set up by June 30, 2004. Recognition of the related capital gain of €9.8 million (adjustable under an earn-out clause) has therefore been deferred until that date.

MobilCom

The MobilCom investment was reclassified in other investment securities in 2002 for its value under equity accounting which had been taken down to zero in 2001 ( see Note 22.3 description of the relations with MobilCom) .

Sprint PCS

On June 20, 2003, France Telecom sold its 5.5% interest in the US-based telecommunications operator, Sprint PCS, for an amount of US$ 330 million (€286 million). The pre-tax capital gain arising on this sale, net of currency effects, amounted to €19 million.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

FT1CI/ST Microelectronics

At the end of 2001, France Telecom issued notes exchangeable for STMicroelectronics (STM) shares for a nominal value of €1.5 billion (see Note 17). These notes are exchangeable from January 2, 2004 into 30 million existing STM shares, subject to subsequent adjustment of the exchange ratio (see Note 31).

On July 29, 2002, France Telecom issued for an amount of €442 million, 21,138,723 notes redeemable for STMshares from January 2, 2004 (see Note 17). The number of STM shares which France Telecom will deliver to the holders of the notes will be a maximum of 26.42 million (representing the balance of its indirect stake in STM) and a minimum of 20.13 million, depending on the share price at the maturity date of August 6, 2005. If the price exceeds €21.97 at maturity, France Telecom would have 6.3 million STM shares available for divestment on the market.

The STM shares underlying the notes issued have been placed in escrow and will be transferred to France Telecom through the exercise of call options granted by STH II. As part of the agreement with Areva, France Telecom has committed to reduce its share in FT1CI through and in proportion to the number of STM shares transferred to holders of the exchangeable notes.

Satellite organizations/Inmarsat

On December 31, 2003 France Telecom sold its 5.3% interest in Inmarsat for US$79 million (€64 million). The pre-tax gain on this sale amounted to €35 million.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NTL

At the beginning of 2002, NTL began to implement a financial restructuring process and set up a business plan based on a new strategic shareholder. After the 2001 financial statements were issued, the strategic investors with whom NTL was in negotiation withdrew. On May 8, 2002, NTL proposed a financial restructuring plan and filed for bankruptcy protection in a US bankruptcy court. On September 5, 2002, this plan, previously approved by the bondholders of NTL, and by France Telecom, was also approved by the bankruptcy court. This plan took effect on January 10, 2003.

Under this plan, NTL and its subsidiaries have been reorganized into two separate groups around the former holding companies previously called NTL Communications Corp. (now NTL Incorporated), grouping the UK and Irish operations and NTL Incorporated (now NTL Europe, Inc), grouping the continental Europe networks, with the exception of the 27% interest in Suez Lyonnaise Telecom (Noos).

In accordance with this plan, France Telecom received the following in exchange for its NTL ordinary and preferred shares and for payment of US$25 million:

•	6,040,347 NTL Incorporated warrants exercisable until January 10, 2011, giving the right to 10.68% of NTL Incorporated’s ordinary shares (before dilution) at an exercise price of US$309.88 per share. At December 31, 2003, these warrants were recorded under “Other long-term assets, net” in the amount of €11.5 million. At December 31, 2003 the market value of these warrants was €46 million.

•	376,910 ordinary shares in NTL Europe Inc. (representing 1.9% of NTL Europe Inc.’s ordinary shares before dilution), which are not publicly traded. These shares are recorded under “Other companies” in the above table. The amount is not material.

Noos

At the beginning of 2003, under NTL’s restructuring plan (see above), NTL securities amounting to €125 million—received by France Telecom following its sale of Noos shares—were cancelled in exchange for the 27% stake NTL held in Noos since the 2001 sale, which were pledged for the benefit of France Telecom. The present value of these shares—calculated at December 31, 2003 based on a multi-criteria valuation approach—is zero and therefore France Telecom wrote down its interest in the company in full.

NOTE 13— TRADE ACCOUNTS RECEIVABLE, LESS PROVISIONS

Programs for the sale of commercial receivables are in place for France Telecom SA and for the Orange group.

These programs cover receivables existing at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, whose legal form depends on the law applicable in each country, obtain financing from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and subordinated units represent residual interests retained by the sellers in the receivables. These retained interests are intended to cover the risk of non-recovery of the sold receivables that have been removed from the balance sheet. These residual interests are recorded under “Other long-term assets”. The accounting treatment for sales of receivables is presented in Note 2.

Sale of commercial receivables by FT SA

France Telecom SA has sold commercial receivables without recourse to Fonds Commun de Créances (“FCC”). The receivables related to fixed line telephony contracts with business customers and consumers in mainland France. The contractual term of this securitization program for business customers runs through December 31, 2007 and the consumer securitization program should be renewed in 2004.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Sale of commercial receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, under which the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under UK law.

These programs have a planned duration of 5 years, which can be reduced if the funding is stopped in advance.

The impact of these securitization programs is as follows:

	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Net receivables sold	3,180	3,078	1,765
FT SA consumers	1,274	1,541	1,765
FT SA business customers	1,229	823	—
Orange	677	714	—

Net residual interests	1,722	1,367	851
Interests in FCC and deferred price	1,946	1,679	1,049
Amortization and provisions	(224)	(312)	(198)

Translation adjustment	31	0	0

Impact on cash flow for the period (excluding costs of sale and excluding bad debt)
For the period	(222)	797	914
Cumulated	1,489	1,711	914

NOTE 14— PREPAID EXPENSES AND OTHER CURRENT ASSETS

This item primarily includes:

•	At December 31, 2003, deductible VAT (€1.3 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.3 billion), prepaid expenses relating both to operating activities (€0.4 billion) and to financial elements (€0.3 billion). NTL debt securities received by France Telecom included under this heading at December 31, 2002 have been cancelled as a result of the exchange of the 27% stake in Noos owned by NTL since the 2001 sale (see Note 12).

•	At December 31, 2002, deductible VAT (€1.4 billion), income tax advances (€0.3 billion), borrowing issuance costs to be amortized (€0.3 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial elements (€0.2 billion). At the same date, prepaid expenses and other current assets also included €125 million corresponding to NTL debt securities, net of related provisions, following payment received from Morgan Stanley Dean Witter Private Equity.

•	At December 31, 2001, the short-term portion of the debt securities amounting to €1,187 million received in payment for France Telecom’s 2001 sale of its 49.9% share in Noos to Morgan Stanley Dean Witter Private Equity and NTL Inc. (22.9% and 27% respectively).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 15— DEFERRED INCOME

Deferred income notably includes:

•	amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and telephone packages (€1.5 billion at December 31, 2003 and €1.3 billion at December 31, 2002);

•	advertising revenue from telephone directories (€ 0.5 billion at December 31, 2003 and €0.3 billion at December 31, 2002);

•	civil engineering services relating to the transfer of cable networks (€ 0.6 billion at both December 31, 2003 and 2002).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 16— GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

16.1 – Schedule of gross borrowings, cash and cash equivalents and marketable securities

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates should take into account changes occurring after the year-end.

Year ended December 31

(in millions of euros)	Note	2004	2005	2006	2007	2008	2009 and beyond	Total over one year	At Dec. 31, 2003	At Dec. 31, 2002	At Dec. 31, 2001

Long-term borrowings
Bonds	17	8,129	7,763	3,761	2,377	4,980	17,475	36,356	44,485	53,286	49,001
Capital leases		46	24	23	60	21	181	309	355	420	73
Other long-term borrowings (2)		882	628	408	397	281	385	2,099	2,981	6,687	7,065

Total		9,057	8,415	4,192	2,834	5,282	18,041	38,764	47,821	60,393	56,139

Other short term debt
Bank loans (1)		197						—	197	8,024	7,619
Accrued interest on perpetual bonds redeemable for shares (TDIRA)		253						—	253	—	—
Treasury bills		2						—	2	1,058	2,369
Overdrafts		973						—	973	1,273	995
Other short-term borrowings		145						—	145	135	382

Total		1,570	—	—	—	—	—	—	1,570	10,490	11,365

Total gross borrowings	A	10,627	8,415	4,192	2,834	5,282	18,041	38,764	49,391	70,883	67,504

Marketable securities	19	1,874						—	1,874	45	1,138
Cash and cash equivalents	19	3,350						—	3,350	2,819	2,943

Total cash and cash equivalents and marketable securities	B	5,224	—	—	—	—	—	—	5,224	2,864	4,081

Total gross borrowings, net of cash and cash equivalents and marketable securities at year end	A-B	5,403	8,415	4,192	2,834	5,282	18,041	38,764	44,167	68,019	63,423

(1)	At December 31, 2002, including €7,658 million in draw downs on France Telecom SA’s long-term multicurrency syndicated credit lines. The €5 billion Tranche A, maturing in 2003, was replaced by a new 3-year syndicated credit line of the same amount on February 6, 2003. The Tranche B of €10 billion matures in 2005.
(2)	Primarily including bank loans that were long-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Breakdown of gross borrowings, net of cash and cash equivalents and marketable securities by maturity
	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002		December 31, 2001

2002	—	—		8,880
2003	—	21,121		13,152
2004	5,403	10,277		9,581
2005	8,415	9,972		9,715
2006	4,192	4,869		3,940
2007	2,834	1,942		18,155	(1)
2008	5,282	19,838	(1)	—
2009 and beyond	18,041	—		—

Total	44,167	68,019		63,423

(1)	At December 31, 2002, maturing in 2008 and beyond ; at December 31, 2001, maturing in 2007 and beyond.

At December 31, 2003, the weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities was 7.05% (5.90% in 2002).

The covenants on France Telecom’s borrowings and credit lines are presented in Note 20.4.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark to market impact of all off-balance sheet operations with these banks. In 2001, France Telecom issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for euros. The rise of the euro resulted in a sharp decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €910 million in 2003 (€359 million in 2002). These amounts are included under “Other long-term assets” (see Note 28.3.2).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Notes 28 and 31).

16.2 – Gross borrowings, cash and cash equivalents and marketable securities by currency

The table below provides details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, excluding accrued interest and taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited (see Note 20.2).

Breakdown of gross borrowings vis à vis third parties, net of cash and cash equivalents and marketable securities by currency

(in euros at the year-end exchange rate)
	FT SA	Orange	TP Group	Other	Total

EUR	36,656	220	319	173	37,368
USD	575	144	43	(262)	500
GBP	1,620	669	—	(9)	2,280
PLN	431	—	2,296	—	2,727
Other currencies	1,223	132	—	(63)	1,292

Total	40,505	1,165	2,658	(161)	44,167

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 17—BONDS

The table below provides an analysis of bonds by issuer:

	Note	As of
		(in millions of euros)
		December 31, 2003	December 31, 2002	December 31, 2001

France Telecom SA – bonds convertible, exchangeable or redeemable into shares	17.1	6,838	11,192	10,750
France Telecom SA – other bonds	17.1	35,072	38,351	36,985
Orange Group	17.2	512	1,140	1,164
TP Group	17.3	2,021	2,559	—
Other issuers		42	44	102

Total bonds		44,485	53,286	49,001

17.1 France Telecom SA

The table below gives details of other outstanding bonds at December 31, 2003 issued by France Telecom SA, excluding accrued interest and before taking into account the impact of interest or currency swaps:

Bonds convertible, exchangeable or redeemable into shares						Year ended
						(in millions of euros)
Currency	Amount issued (1)		Original maturity	Interest rate (%)		December 31, 2003	December 31, 2002	December 31, 2001

EUR	3,082	(2)	2003	2.500	(2)	—	3,082	3,082
FRF	13,322	(3)	2004	2.000	(3)	2,030	2,030	2,030
EUR	623	(4)	2004	4.125	(4)	—	623	623
EUR	1,523	(5)	2004	1.000	(5)	1,523	1,523	1,523
EUR	3,492	(6)	2005	4.000	(6)	2,843	3,492	3,492
EUR	442	(7)	2005	6.750	(7)	442	442	0

Total bonds convertible, exchangeable or redeemable in shares						6,838	11,192	10,750

(1)	In millions of currency.

(2)	Bond redeemed in cash in February 2003.

(3)	Bond with a face value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 12.17 France Telecom shares per bond, i.e. a conversion price of €65.735 per share, subject to adjustment.

(4)	Bond with a face value of €1,000, exchangeable for Panafon shares between January 8, 2000 and November 29, 2004 at a ratio of 69.9574 shares for one bond, i.e. a conversion price of €14.29 per share. On July 22, 2003, France Telecom proceeded with an early redemption of these bonds at par.

(5)	Bond with a face value of €1,000, exchangeable for STMicroelectronics shares at a ratio of 19.6986 shares per bond, i.e. a conversion price of €50.765 per share, subject to adjustment (see Note 12). On February 6, 2004 France Telecom notified the bondholders that it intends to proceed with an early redemption of these bonds in full at par value in cash on March 9, 2004. The redemption price will be €1,002.27 per bond, for a total amount of €1,526 million (including accrued interest) based on the number of bonds currently outstanding.

(6)	Bond with a face value of €1,000, exchangeable for France Telecom shares at a ratio of 17.08 France Telecom shares per bond, i.e. a conversion price of €58.548 per share, subject to adjustment.

(7)	Bond with a face value of €20.92 redeemable in STMicroelectronics shares between January 2, 2004 and July 27, 2005.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Other bonds
						Year ended
						(in millions of euros)
Currency	Amount issued (1)		Maturity	Interest rate		December 31, 2003	December 31, 2002

FRF (5)	1,500		2004	5.750		229	229
EUR	3,500	(4)	2004	5.750		3,450	3,450
JPY	50,000S	)	2004	1.000		370	402
EUR	1,000		2005	6.125		990	1,000
EUR	2,750	(4)	2005	5.000		2,466	2,750
GBP	500		2005	7.000		497	769
FRF (5)	2,000		2005	4.800		305	305
FRF (5)	1,000	(2)	2005	1.000		152	152
CHF	1,000	(4)	2006	4.500		428	689
USD	2,000	(4)	2006	7.200		1,584	1,907
FRF	4,500	(4)	2006	6.250		686	686
FRF (5)	6,000		2007	5.750		907	915
EUR (7)	1,000		2007	6.000		1,000
EUR (6)	3,650	(4)	2008	6.750		3,330	3,650
FRF (5)	3,000		2008	5.400		457	457
FRF	900		2008	4.600 until 03/13/02 then TEC10(3) less 0.675%		69	137
USD	500		2008	6.000		396	477
FRF (5)	1,500	(3)	2009	TEC 10	(3)	229	229
EUR	2,500		2009	7.000		2,500	2,500
FRF (5)	3,000		2010	5.700		457	457
EUR	1,400		2010	6.625		1,400	1,400
USD	3,500	(4)	2011	7.750		2,680	3,337
GBP	600	(4)	2011	7.500		830	922
EUR (7)	3,500		2013	7.250		3,500
GBP (8)	500		2017	8.000		709	384
GBP	450		2020	7.250		638	692
USD	2,500		2031	8.500		1,978	2,382
EUR (7)	1,500		2033	8.125		1500
Bonds maturing at December 31, 2003						—	7,085

Currency swaps						1,335	988
Total other bonds issued by France Télécom SA						35,072	38,351

(1)	In millions of currency.

(2)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and covered by a swap of the same amount, which indexes this debt on PIBOR.

(3)	TEC10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.

(4)	Bonds with coupons subject to revision in case of changes in credit rating.

(5)	These bonds, initially denominated in French francs, have been converted into euros.

(6)	Of which €150 million issued in 2002.

(7)	Issued during 2003.

(8)	Of which GBP 250 million issued in 2003.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

France Telecom’s bonds at December 31, 2003 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2003 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

In addition, France Telecom issued the following bonds in January 2004:

	(in millions of euros)
Currency	Amount issued (1)	Maturity	Interest rate (%)	Amount issued

EUR	1,000	2007	Euribor 3 month +0.250%	1,000
EUR	750	2012	4,625	750
GBP	500	2034	5,625	726

Total				2,476

(1)	In millions of currency

17.2 Orange Group

The table below provides details at December 31, 2003 of outstanding bonds issued by the Orange Group, before taking into account the impact of interest or currency swaps:

					As of
					(in millions of euros)
Currency	Amount issued(1)		Maturity	Interest rate (%)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

USD	197	(3)	2006	8.750	32	188	224
EGP	340		2007	12.250	31	51	—
GBP	197	(2)	2008	8.625	—	303	324
USD	18	(2)	2008	8.000	—	18	21
EUR	94	(2)	2008	7.625	—	94	94
GBP	150		2009	8.875	213	231	247
USD	263		2009	9.000	208	251	298

Currency swaps					28	4	(44)

Total bonds issued by the Orange Group					512	1,140	1,164

(1)	In millions of currency

(2)	On June 30, 2003 Orange Plc exercised its option for early redemption of its bonds maturing in August 2008. The bonds were redeemed on August 1, 2003 based on the contractual price.

(3)	On July 18, 2003 Orange plc launched a tender offer to purchase for cash its bonds due in 2006. This offer was completed on August 26, 2003.

Orange Plc’s bonds are redeemable at maturity and no specific guarantees have been granted in relation to their issuance. In addition, certain bonds may be redeemed in advance, at Orange Plc’s request.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

17.3 TP Group

The table below provides details at December 31, 2003 of outstanding bonds issued by the TP Group before taking into account the impact of interest or currency swaps:

				As of
				(in millions of euros)
Currency	Amount issued(1)	Maturity	Interest rate (%)	December 31, 2003	December 31, 2002

PLN	200	2003	—	—	50
USD	200	2003	7.125	—	191
EUR	500	2004	6.125	500	500
PLN	300	2005	7.250	64	75
EUR	500	2006	6.625	500	500
EUR	475	2007	6.500	475	475
USD	800	2008	7.750	633	763

Currency swaps				(151)	5

Total bonds issued by the TP Group				2,021	2,559

(1)	In millions of currency

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 18—CREDIT LINES

At December 31, 2003, France Telecom had the following principal bilateral and syndicated credit lines:

	As of December 31, 2003

	Currency		Amounts in currency	Amounts in euros		Amount drawn down(8)
			(in millions)	(in millions)		(in millions of euros)

France Telecom SA bilateral credit lines
Bank overdrafts	EUR		150	150		—

France Telecom SA syndicated credit lines
Long-term	MC	(1)	10,000	10,000
Long-term	MC	(1)	5,000	5,000		—
Short-term	MC	(2)	1,400	1,108		—

Orange bilateral credit lines
Short-term	EUR		91	91		—
Short-term	SKK		4,520	110		89
Long-term(4)	USD		151	119		119
Other Orange				42		27

Orange syndicated credit lines
Long-term(4)	USD		84	67		67
Long-term(4)	XAF		52,550	80		80
Long-term(4)	EGP		587	76		76
Long-term(4)	GBP	(3)	1,006	1,428		367	(7)

TP Group bilateral credit lines
Long-term(4)	EUR		612	612		612
Long-term(4)	USD		69	55		55
Long-term and short-term(4)	PLN		1,115	237	(5)	205

TP Group syndicated credit lines
Long-term(4)	EUR		400	400		—
Long-term and short-term(4)	PLN		906	193	(6)	193

(1)	Multi-currency facilities, denominated in euro equivalents, including a €10 billion tranche A with a maturity date of 2005 and a €5 billion Tranche B with a maturity date of 2006.
(2)	Multi-currency, denominated in US$ equivalents, maturing in 2004
(3)	Amortizable facility, maturing in 2004. This line was cancelled on February 4, 2004 (see Notes 28 and 31).
(4)	At December 31, 2003, draw downs on these credit lines are included under “Other long-term borrowings” (see Note 16.1)
(5)	Including PLN 88 million (€ 19 million) in short-term debt.
(6)	Including PLN 43 million (€9 million) in short-term debt
(7)	Draw downs on these credit lines are classified as the short-term portion of “Other long-term borrowings” (see Note 16.1).
(8)	Before the impact of currency swaps

The €5 billion tranche A of the multi-currency syndicated credit line matured on February 14, 2003. A new €5 billion credit line maturing in 2006 was put in place.

€5 billion of the unused €10 billion tranche B of the France Telecom SA multi-currency syndicated credit line was canceled on February 12, 2004. Bilateral 364 day renewable credit lines representing €1,800 million were set up (see Note 20.3).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 19—CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

	As of

(in millions of euros)	December 31, 2003	December 31, 2002

Loans due within three months	334	392
Certificates of deposit	202	306
Other	55	300

Short-term investments with a maturity at origin of three months	991	998

Banks	2,359	1,821

Cash and cash equivalents	3,350	2,819

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	1,839	6
Other	35	39
Total marketable securities	1,874	45

Total cash and cash equivalents and marketable securities	5,224	2,864

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 20—EXPOSURE TO MARKET RISKS

20.1 Interest-rate risk management

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

20.1.1 Derivatives

The following table provides details of outstanding derivatives at December 31, 2003 taken into account in the calculation of the average spot rate:

	Due in less than 1 yr	Due between 1 and 5 yrs	Due beyond 5 yrs	Notional amount(1)
				(in millions of euros)

Instruments used to hedge long-term debt

Swaps paying fixed rate and receiving variable rate	117	2,323	—	2,440

Swaps paying variable rate and receiving fixed rate	123	1,167	45	1,335

Swaps paying variable rate and receiving variable rate	—	50	229	279

Swaps of structured issuances against payment of variable rate	—	282	—	282

Caps	—	877	—	877

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes

Swaps used to hedge long-term debt	805	2,100	—	2,905

3 month Euribor contract	974	—	—	974

Interest rate collar (purchase of cap / sale of floor)	—	500	—	500

Caps	—	1,099	—	1,099

(1)	see Note 21 concerning the fair value of off-balance sheet financial instruments

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

20.1.2 Analysis of gross borrowings by interest rate

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest-rate and currency swaps:

	As of
(in millions of euros)	December 31, 2003	December 31, 2002

Bonds and bank loans (1)
Less than 5%	7,224	11,958
Between 5 and 7%	14,065	18,250
Between 7 and 9%	17,038	11,024
Higher than 9%	2,085	5,717

Total fixed rate	40,412	46,949
(Weighted average spot rate: 6.45% at Dec. 31, 2003; 6.18% at Dec. 31, 2002
Total variable rate	7,054	13,024
(Weighted average spot rate: 4.88% at Dec. 31, 2003; 5.68% at Dec. 31, 2002

Total bonds and bank loans	47,466	59,973
(Weighted average spot rate: 6.22% at Dec. 31, 2003 (2); 6.07% at Dec. 31, 2002
Capital leases	355	420

Total long-term borrowings	47,821	60,393

Short-term borrowings excluding bank credit balances	597	9,217
(Weighted average spot rate: 2.94% at Dec. 31, 2003; 4.25% at Dec. 31, 2002
Bank credit balances	973	1,273

Total short-term borrowings	1,570	10,490

Total borrowings, gross	49,391	70,883

(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable in shares.

(2)	6.21% after taking into account swaps qualifying as trading.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

20.1.3 Management of fixed rate/variable rate debt

At December 31, 2003, 91% of France Telecom’s gross borrowings net of cash and cash equivalents and marketable securities was at fixed rates (including the impact of futures), compared with 99% at June 30, 2003 and 72% at December 31, 2002.

France Telecom’s fixed rate/variable rate position is also calculated on a forward looking basis for the next three years, based on France Telecom’s estimations relating to changes in gross borrowings net of cash and cash equivalents, and marketable securities.

The capital increase carried out in April 2003 initially enabled France Telecom to repay its short-term debt. Subsequently, as interest rates were particularly low, France Telecom increased the fixed rate portion of its gross borrowings net of cash and cash equivalents, and marketable securities.

20.1.4 Analysis of the Group’s sensitivity to changes in interest rates

•	Sensitivity of interest expense

At December 31, 2003, 91% of the Group’s gross borrowings net of cash and cash equivalents, and marketable securities was at fixed rates. A 1% increase in interest rates would result in:

–	a €52 million increase in interest expense due on gross borrowings net of cash and cash equivalents and marketable securities at variable rates, after swaps which qualify as hedge.

–	an €11 million reduction in interest expense due to recording changes in the market value of the off-balance sheet portfolio which does not qualify as a hedge for accounting purposes.

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a total €41 million increase in interest expense.

•	Sensitivity of gross borrowings net of cash and cash equivalents and marketable securities

A 1% increase in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.7 billion, which represents approximately 4% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

20.2 Foreign currency risk management

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on these commercial transactions is limited. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: FT SA, Orange and the TP Group.

	Currency
	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	€ millions 10% exchange rate fluctuation

FT SA	(686)	(2,030)	(683)	(212)				(2,080)	(144)
TP Group	(43)						(319)	(353)	(37)
Orange	(212)			7	6	7	26	(136)	(19)
Other	190						2)	150	(19)

Total (currency)	(751)	(2,030)	(683)	(205)	6	7	(293)	(2,419)

Total (euros)	(595)	(431)	(969)	132	1	1	(293)	(2,419)	(219)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom and TP Group, i.e. a 10% decrease in the value of the euro against the dollar, pound sterling and the Swiss franc, as well as a 10% increase in the euro against the zloty.

For Orange, the selected assumptions are, on the one hand, a 10% decrease in the Slovak crown against the euro, a 10% decrease in the Romanian Lei, the Egyptian pound and the Dominican peso against the dollar, and on the other hand a 10% decrease in the dollar against the Lebanese pound.

These unfavorable exchange rate movements would result in a foreign exchange loss of €219 million.

The following table provides, for the off-balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom Group, details on the notional amounts of currencies to be delivered and received. Issues in US dollar, yen and sterling were mainly converted into euros (by France Telecom SA) and zloty (by TP Group):

	Currency
(1)	EUR	USD	JPY	GBP	PLN	Other currency	Total euro equivalent (in millions)(2)

Asset leg of currency swaps	291	4,569	52,000	600	9,122	23	7,108
Liability leg of currency swaps(3)	(7,547)	(807)	—	(189)	(776)	—	(8,618)
Currency to be received on forward currency contracts	2,907	4,423	—	783	—	303	7,851
Currency to be delivered on forward currency contracts	(4,840)	(714)	—	(662)	(2,030)	(1,139)	(7,943)
Currency options	—	—	—	—	—	—	—

Total	(9,189)	7,471	52,000	532	6,316	(813)	(1,602)

(1)	Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.

(2)	In euro equivalent.

(3)	Excluding delayed start currency swaps representing €(425) million.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

20.3 Liquidity risk management

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

–	Strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

–	A plan for improving operational performance;

–	Extending debt maturities: between December 2002 and February 2003, France Telecom refinanced €9.2 billion of debt with an average maturity of 11.3 years. A new €5 billion credit line with a three-year term was put in place in February 2003 replacing a credit line of the same amount with a shorter maturity. In January 2004, France Telecom refinanced €2.5 billion of debt with an average maturity of 12.5 years (see Note 17.1).

The capital increase and the net cash flows generated by operating activities, less net cash used in investing activities, including the divestiture of non-strategic assets, enabled France Telecom to decrease its gross borrowings, net of cash and cash equivalents and marketable securities. Due to this decrease, together with the bond issuances of December 2002 and February 2003, the average maturity of borrowings was extended from 4 years at December 31, 2002 to approximately 6 years at December 31, 2003.

At December 31, 2003, the liquidity position as detailed below approximates €20.5 billion; long-term borrowings due in 2004 were estimated to be €9 billion (see Note 16).

	As of
(in millions of euros)	December 31, 2003	December 31, 2002

Available draw downs on the €15 billion credit line, reduced to €10 billion in 2003 (see Note 18)(1)	10,000	8,750
Available draw downs on the €5 billion credit line (see Note 18)	5,000	—
Available draw downs on bilateral credit lines (See Note 18)	—	450
Available draw downs on the multi-currency credit line	1,108	0
Authorized overdrafts (see Note 18)	150	150

France Telecom SA credit facilities not utilized at year-end	16,258	9,350

Cash and cash equivalents and marketable securities (see Note 19)	5,224	2,864
Bank credit balances (see Note 16)	(973)	(1,273)

Liquidity position at year end	20,509	10,941

Cancellation of €5 billion credit line	(5,000)
New €1,800 million bilateral credit lines	1,800

Liquidity position reflecting post-closing events	17,309

(1)	€5 billion credit line canceled with effect on February 12, 2004, 364 day renewable bilateral credit lines representing an amount of €1,800 million were set up (see Note 18).

At the date of preparing the financial statements, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA

Long-term debt	BBB	Baa3	BBB
Outlook	positive	positive	positive
Short-term debt	A2	P3	F2

On May 14, 2003, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB- to BBB with a positive outlook and France Telecom’s short-term rating from A-3 to A-2. On August 7, 2003, Fitch IBCA upgraded France Telecom’s long-term debt rating from BBB- with a positive outlook to BBB with a positive outlook. On September 23, 2003,

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Moody’s upgraded France Telecom’s long-term Baa3 rating from stable to positive and then on December 5, 2003 it was put on review for a possible upgrade.

At December 31, 2003, a large portion of the debt (€17.1 billion of the outstanding balance) had step-up clauses.

Standard & Poor’s upgrading of France Telecom’s rating will result in a 25 basis-point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2003 for the US dollar and pound sterling denominated bonds issued in March 2001. This explains why the positive impact of the Standard & Poor’s rating upgrade was €5.8 million in 2003, compared to an estimated €25.2 million for 2004.

20.4 Management of covenants

Most of France Telecom’s financing agreements include customary covenants in case of default or material adverse changes affecting France Telecom SA and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt could result in a substantial portion, or almost all, of the borrowings of France Telecom coming due and the unavailability of its credit lines.

France Telecom is, moreover, bound by the following specific commitments with regard to ratios:

In connection with France Telecom S.A.’s €15 billion syndicated credit line, of which the €5 billion tranche A has reached maturity, as well as the new €5 billion credit line, it undertook to respect the following financial ratios (see Note 18):

The ratio of EBITDA1 to net interest expense must be greater than or equal to the following:

-	December 31, 2003: 3.25

-	June 30, 2004: 3.25

-	December 31, 2004: 3.25

-	June 30, 2005: 3.50

-	December 31, 2005: 4

The ratio of net debt to EBITDA1 must be less than or equal to the following:

-	December 31, 2003: 4.50

-	June 30, 2004: 4.25

-	December 31, 2004: 3.75

-	June 30, 2005: 3.5

-	December 31, 2005: 3.

The ratio calculations are based on the consolidated financial statements prepared under the French GAAP in effect as of the contract dates. EBITDA1 is calculated on a rolling 12 month basis, by using data restated for acquisitions and disposals that took place within the preceding 12 months.

Several amortization scenarios are possible for France Telecom SA’s receivables securitization programs (see Note 13): (i) standard amortization on the contractual maturity date of the programs at December 31, 2003 or December 31, 2007 (with renewable maturity), depending on the programs, (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of accelerated amortization, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Certain financial ratios also have to be respected in connection with Orange’s securitization programs (ratios of indebtedness and coverage of interest costs for Orange France and Orange SA)(see Note 13). If these ratios are not respected, the sale of receivables is stopped in order to progressively repay the holders of beneficial interests with cash received.

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

The financing of Kulczyk Holding’s purchase of shares in TP SA (see Note 29) is subject to the same financial ratios as France Telecom SA’s €5 billion syndicated credit line. This financing may also become due if Kulczyk Holding becomes insolvent or defaults on its financial covenants.

(1)	EBITDA as defined in the agreements with the financial institutions.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

TP Group has undertaken to respect certain financial ratios and targets which were renegotiated in the first half of 2003. The principal ratio to be respected is TP Group’s (formerly TP SA’s) ratio of net debt to EBITDA1, which must be less than or equal to 3 (formerly 2.5). The calculation of this ratio is established on the basis of international accounting standards and EBITDA1 is calculated on a rolling 12 months basis.

At December 31, 2003 the ratios calculated met the conditions required.

20.5 Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments are presented in Note 21.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which are applied coefficients which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

20.6 Market risk on shares

France Telecom exchanged all of the treasury shares it held (approximately 95 million shares) for the Orange shares it acquired in the public exchange offer. At the close of that transaction, France Telecom no longer held any treasury shares.

France Telecom has also acquired options to purchase France Telecom shares for an amount of €9 million, exercisable for 40 million shares at a price of €58.55 per share. These options are intended to partially cover the France Telecom bonds maturing in 2005 which are exchangeable for France Telecom shares.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 21—FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings as well as trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities have been estimated based on quoted market prices at the year end. For other investments, France Telecom considers, using available information, that their market value is not less than the carrying value.

	As of
(in millions of euros)	December 31, 2003		December 31, 2002
Financial instruments (assets)	Book value	Fair value	Book value	Fair value

Marketable securities	1,874	1,911	45	45
Investments in non-consolidated companies	1,045	2,064	1,418	2,050

The market value of long-term debt was determined using:

–	The present value of future cash flows, discounted using rates available to France Telecom at the end of the year for instruments with similar terms and maturities;

–	The quoted market value for convertible, exchangeable and indexed bonds.

	As of
(in millions of euros)	December 31, 2003		December 31, 2002
Financial instruments (liabilities)	Book value	Fair value	Book value	Fair value

Bank overdrafts and other short-term loans (1) (2)	1,570	1,570	10,490	10,490
Long-term loans (1) (2)	47,821	52,107	60,393	62,090

(1)	After taking into account the effect of currency swaps

(2)	The book and market values presented exclude accrued interest.

The fair values of currency and interest rate swaps were estimated by discounting the expected future cash flows using market exchange rates and related year-end interest rates over the remaining life of the contract.

The fair value of over-the-counter options was estimated using option-pricing tools recognized by the market.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

	As of
(in millions of euros)	December 31, 2003			December 31, 2002
Off-balance sheet financial instruments	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value

Interest rate caps	1,976	2	6	1,258	1	(3)
Interest rate collars (caps and floors)	500	(5)	(5)	2,950	—	(27)
Interest rate swaps (1)	7,241	(60)	10	16,778	(467)	(351)
Futures	974	2	2	22,514	(58)	(58)

Currency swaps	9,043	(1,118)	(947)	12,569	(1,054)	(690)
Forward currency contracts	7,943	(105)	(106)	6,675	(224)	(217)
Currency options	—	—	—	262	(8)	(1)

Panafon options	623	—	—	—	—	—
Swaptions	200	—	2	—	—
Options on shares	2,342	7	3	623	—	2

Total	30,669	(1,277)	(1,035)	63,629	(1,810)	(1,345)

(1)	Market value of swaps includes accrued interest.

The book value of off-balance sheet derivative instruments includes accrued interest, discounts and premiums paid for or received, as well as exchange rate gains or losses already accounted for in France Telecom’s financial statements. The difference between book and market values represents the unrealized gain or loss on off-balance sheet derivative instruments.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 22—PROVISIONS AND OTHER LIABILITIES

Provisions for risks and charges and other long-term liabilities are as follows:

		As of
(in millions of euros)	Note	December 31, 2003	December 31, 2002	December 31, 2001

Pension and other post-retirement benefit obligations	22.1	3,226	3,569	3,773
Equant CVR (1)	22.2	—	2,077	2,077
MobilCom	22.3	—	6,715	—
Kulczyk / TPSA off-balance sheet commitments	22.4	870	571	—
Restructuring provisions (total):	22.5	127	122	(2)
— Orange		88	122	(2)
— Equant		37	—	(2)
— Other companies		2	—	(2)

Other long-term provisions(2)		1,060	784	1,272

Sub-total long-term provisions		5,283	13,838	7,122
Long-term deferred taxes		230	312	330
Other long-term liabilities		473	828	1,211

Total		5,986	14,978	8,663

(1*)	reclassified in short-term liabilities (see table below)

(2)	at December 31, 2001, “Other long-term provisions” included restructuring provisions

•	Provisions for risks and charges and other short-term liabilities are as follows:

		As of
(in millions of euros)	Note	December 31, 2003	December 31, 2002	December 31, 2001

Pension and other post-retirement benefit obligations	22.1	844	747	—
Equant CVR(1)	22.2	2,077	0	646
MobilCom	22.3	201	0	—
Restructuring provisions (total):	22.5	204	353	—
— Provision for Orange Sweden withdrawal		64	72
— Other Orange entities		58	81
— Equant		14	106
— Other companies		68	94
Other short-term provisions(2)		944	1,158	1,446

Sub-total short-term provisions		4,270	2,258	2,092

Accrued expenses		4,770	5,137	5,167

Sub-total short-term provisions and accrued expenses		9,040	7,395	7,259

Other short-term liabilities		1,378	1,712	2,481

Total		10,418	9,107	9,740

(1)	Classified in provisions and other long-term liabilities in 2002 (see table above).

(2)	Includes restructuring provisions at December 31, 2001.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Movements in long and short-term provisions for risks and charges break down as follows:

(in millions of euros)	January 1, 2003	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification and other	December 31, 2003

Pension and other post-retirement benefit obligations	4,316	503	(741)	(14)	6	4,070
Equant CVR	2,077	—		—	—	2,077
MobilCom	6,715	—	(6,246)	—	(268)	201
Kulczyk/ TPSA off-balance sheet commitments	571	299	—	—	—	870
Restructuring provisions (total):	475	253	(413)	(30)	46	331
— Provision for Orange Sweden withdrawal	72	—	(25)	—	17	64
— OtherOrange entities	203	58	(77)	(29)	(9)	146
— Equant	106	175	(228)		(2)	51
— Other companies	94	20	(83)	(1)	40	70
Other provisions for risks and charges	1,942	619	(296)	(294)	33	2,004

Total provisions for risks and charges	16,096	1,674	(7,696)	(338)	(183)	9,553
— Long-term	13,838	1,213	(6,242)	(90)	(3,436)	5,283
— Short-term	2,258	461	(1,454)	(248)	3,253	4,270

The impact of increases and reversals of provisions on the income statement can be analyzed as follows:

	Year ended December 31, 2003

(in millions of euros)	Increases	Reversals of provisions(releases)	Other	Total

Operating loss/(income)	667	(171)	—	496
Non-operating and financial items	1,007	(167)	—	840

Total impact on the income statement	1,674	(338)		1,336

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

22.1 Pension and other post-retirement benefit obligations

	As of
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Early retirement plan	3,620	3,910	4,095
Post-retirement benefits other than pensions	156	158	149
Retirement bonuses and other plans	294	248	175

Total pension and other post-retirement benefit obligations	4,070	4,316	4,419
— Long-term	3,226	3,569	3,773
— Short-term	844	747	646

Early retirement plan for French civil servants

The actuarial cost of the early retirement plan described in Note 2, and the sensitivity of this cost to the success rate of the plan are as follows:

	As of
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001

Plan data (in millions of euros)
Actuarial value of the plan obligation at the beginning of the year	4,318	4,611	4,823
Actuarial adjustment during the year (1)	164	91	51
Discounting effect	198	216	229
Payments made	(700)	(601)	(492)

Actuarial value of the plan at year end	3,980	4,317	(4,611)
Actuarial adjustment not yet amortized	(360)	(407)	(516)

Accrued early retirement liability	3,620	3,910	(4,095)

Assumptions
Success rate of the plan	97%	95%	94%
Discount rate	5%	5%	5%

Analysis of the cost for the year
Discount charge	199	216	229
Amortization of actuarial adjustment	212	199	210

Cost for the year	410	415	439

Impact of changes in success rate on actuarial value
1% increase	85	98	27
1% decrease	(23)	(23)	(29)

(1)	Actuarial assumptions are reviewed on an annual basis. The discount rate for 2004 onwards is unchanged. The success rate of the plan has been revised upwards, to 97% for 2004. The rate of salary increases applied for 2003 and 2002 was 2%.

The impact of the revision of actuarial assumptions is accounted for as described in “Early Retirement Plan for French civil servants”, in Note 2.

Early retirement payments made under the plan since it was launched on September 1, 1996 amount to €3,044 million of which €700 million were paid in 2003.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

The August 21, 2003 law relating to pension plans provides for several specific clauses applicable to France Telecom civil servant employees. The new law states that civil servants will benefit from pension plan conditions from the date they joined the early retirement plan. Consequently, for civil servants who joined the early retirement plan before January 1, 2004 and who will retire between that date and December 31, 2008, the pension benefits will be calculated on conditions in force before January 1, 2004. For civil servants joining the plan between January 1, 2004 and December 31, 2006 and who will retire between 2004 and 2006, the pension will be calculated in accordance with regulations in force at the date of their entry into the retirement plan. The increase in the success rate of the plan shows reflects the impact of this law.

Post-retirement benefits other than pensions

The discounted liability for post-retirement benefits, amounting to €156 million at December 31, 2003 (€158 million at December 31, 2002) was determined using a discount rate of 5%.

22.2 Equant CVR provision

On July 2, 2001, France Telecom issued 138,446,013 contingent value rights certificates (“CVR”) to all Equant shareholders other than the SITA Foundation and to certain holders of stock options and restricted share awards granted by Equant before November 19, 2000. Each CVR gives the holder the right to receive a cash payment a maximum of seven trading days after the third anniversary of the completion of the Equant transaction on June 29, 2004), which represents the difference (if negative) between the average Equant share price for a defined period and €60, limited to a maximum of €15 per CVR. Movements in market prices have resulted in the market value of the CVRs since issue corresponding to a payment of the CVR at maturity. At December 31, 2001, France Telecom recorded a provision for the maximum risk, amounting to €2,077 million.

22.3 MobilCom

MobilCom has been accounted for using the equity method since November 1, 2000, following France Telecom’s acquisition of 28.5% of its share capital.

At December 31, 2001, a reexamination of the outlook for the mobile telephony market in Germany led France Telecom to depreciate through exceptional amortization the entire goodwill on the MobilCom shares, amounting to €2,509 million, to depreciate the value under equity accounting amounting to €839 million (see Note 12) and to depreciate as a matter of prudence certain assets for €544 million (including notably the current account of France Telecom with MobilCom).

At June 30, 2002, France Telecom recorded a €7 billion provision for risk, intended to cover the risks related to the financial commitment linked to the development of MobilCom’s UMTS activities, and to depreciate in full the €290 million in loans granted during the first half of 2002.

After the announcement of France Telecom’s withdrawal, MobilCom received support from the Federal Government of Germany who guaranteed a credit facility of €50 million from the Kreditanstalt für Wiederaufbau to MobilCom to enable it to continue operations.

The Federal Government of Germany also appointed a mediator in charge of establishing, together with the included parties, a plan for saving MobilCom. Given the support of the Federal Government of Germany and the maintaining by France Telecom of its offer to purchase their loans, the members of the banking syndicate rescheduled the maturity of the Senior Interim Facility first to October 14, then October 30 then finally to November 30, 2002, thus preventing the immediate bankruptcy of MobilCom.

As part of the support plan for MobilCom organized at the initiative and under the control of the Federal Government of Germany, France Telecom began discussions with MobilCom and the mediator. These discussions led to the signature of the MC Settlement Agreement on November 20, 2002, which stipulates the freeze of UMTS activities of MobilCom. In addition the plan includes a plan for saving the historic activities of MobilCom, financed by an aggregate bank loan of €162 million guaranteed by the German Federal Government and the Land of Schleswig-Holstein.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Pursuant to the MC Settlement Agreement and the three agreements (the “Assignement and Subscription Agreements”) signed on November 30, 2002 between France Telecom and certain MobilCom creditors who had granted the company loans for credit facilities, including: (i) the members of the Senior Interim Facility banking syndicate; (ii) Ericsson Credit AB; and (iii) Nokia OYJ.

-	France Telecom repurchased the loans granted by the members of the banking syndicate and the equipment suppliers (approximately €6 billion), and waived these loans as well as the shareholder loans granted to MobilCom in the previous two years (approximately €1 billion), i.e. a total of approximately €7 billion,

-	The general shareholders meeting of MobilCom held on January 27, 2003 approved the plan to save the historic activities of MobilCom, the freeze of UMTS activities as well as the waiver by MobilCom of all claims against the France Telecom group, with the MobilCom shares held by Mr Gerhard Schmid and Millenium to be placed in a trust with a commitment that the plan to save MobilCom would be approved at a general shareholders meeting,

-	The general shareholders meeting of France Telecom on February 25, 2003 authorized the issuance of perpetual bonds redeemable into shares of France Telecom (the “TDIRA”) reserved for the members of the banking syndicate and the equipment suppliers. Following this authorization, France Telecom proceeded with the issuance of TDIRA on March 3, 2003 in an amount of €6,072,940,500, of which €4,820,931,000 to the banking syndicate and €1,252,009,500 to Nokia and Ericsson (see Note 26);

-	Mr. Gerhard Schmid waived any claims against the France Telecom group (including Orange) and vice versa,

-	MobilCom waived any claims against the France Telecom group (including Orange) and vice versa,

-	France Telecom committed to contributing to the costs of freezing the UMTS activities of MobilCom:

(i)	By granting MobilCom a credit facility for a maximum amount of €248 million (such amount was set at €370 million before June 26, 2003, as described below), valid until December 31, 2003. France Telecom has waived the repayments of the amounts due under this facility, .

(ii)	By granting an indemnity to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, for a total amount of €210 million (payments are spread out until January 31, 2006).

-	France Telecom benefits from a clause of return to better fortune on the UMTS assets of MobilCom (including the license), allowing France Telecom to recover 90% of the proceeds from an eventual sale of any UMTS asset by MobilCom.

In February 2003, Gerhard Schmid filed for personal bankruptcy and the Flensburg tribunal appointed a legal administrator. This procedure could lead to the contesting of the transfer of the MobilCom shares of Gerhard Schmid to the trust and of his waiver of any claims against the group France Telecom, including Orange. Between March 15 and June 30, 2002, Gerhard Schmid sought five times to exercise his option to sell to France Telecom 21.6 million shares in MobilCom which he held pursuant to agreements with France Telecom at prices to be determined by experts, which could be in excess of current market prices for those shares. If Gerhard Schmid’s waivers were invalidated, he could make a claim for the price of the shares based on his put option or he could allege damages and interest against France Telecom for lost share value arising from an alleged wrongful termination by France Telecom of the Cooperation Framework Agreement containing the original agreements between France Telecom, M.Gerhard Schmid and MobilCom. France Telecom believes that Gerhard Schmid’s waiver is valid and that any claims he or the legal administrator may make are unfounded.

Shareholder suits have also been filed in Germany in February 2003 by MobilCom shareholders contesting the resolutions adopted by the MobilCom shareholders’ meeting on January 27, 2003 relating to the approval of the MC Settlement Agreement and the election of certain Supervisory Board members. France Telecom believes that the outcome of the litigation will not affect the validity of the MC Settlement Agreement.

On May 12, 2003, MobilCom Multimedia GmbH signed an agreement (the “Sale and Purchase Agreement on UMTS Network Assets”) with E-Plus, which became effective on June 26, 2003, providing for the sale of UMTS assets (other than the license). Following this divestiture, the credit facility limit granted to MobilCom was reduced from €370 million to €248 million. In the context of this sale, France Telecom granted E-Plus a guarantee (for a maximum amount of €50 million) related to the potential financial obligations of MobilCom Multimedia GmbH toward E-Plus for vendor guarantees granted under the Sale and Purchase Agreement on UMTS Network Assets.

On November 14, 2003, Gerhard Schmidt informed the France Telecom Group that he was contesting the validity of his waiver of any claims against France Telecom (including Orange). France Telecom considers that Gerhard Schmidt’s arguments are unfounded.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

At December 31, 2002, the €6,715 million provision corresponded to the the best estimate on the basis of the agreements with MobilCom, the Senior Interim Facility banks and the equipment suppliers, of the MobilCom risk for France Telecom, given the assessment of its legal position with respect to the different claims which could be made against it. Of this amount, €6,246 million was utilized during 2003 as follows:

•	€6,073 million related to the waiver granted to MobilCom of the loans previously held by the banking syndicate and the equipment suppliers

•	€173 million for the facility granted to MobilCom.

•	€268 million was reclassified on the course of the first half of 2003 as other debt, corresponding to:€210 million for the indemnity granted to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, of which €80 million was outstanding at December 31, 2003, and

•	€58 million related to the facility granted to MobilCom in relation with the closing of UMTS activities.

On December 10, 2003, France Telecom was given notice that Millenium GmbH—a company controlled by Mrs Schmid-Sindram—intends to apply to the Kiel court to claim damages in its capacity as a former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and concerns France Telecom’s relations with MobilCom between 2000 and 2003 under an alleged “domination agreement” . Millenium GmbH intends to claim that France Telecom was responsible for losses caused to MobilCom resulting in particular from its commitment in relation to UMTS, its resulting debt and its sudden withdrawal from UMTS. Millenium GmbH claims that it has suffered losses of €40 million.

In addition, on December 15, 2003 France Telecom was informed that Mrs. Schmid-Sindram and Mr. Marek also intend to apply to the Flensburg court for a claim against France Telecom based on substantially the same facts, in their capacity as MobilCom shareholders. The plaintiffs intend to claim compensation for their MobilCom shares based on a price of between €200 and €335 per share.

22.4 Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding are bound by different commitments (see Note 28).

Kulczyk Holding holds a put option to sell to France Telecom its 13.57 % stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest and less dividends paid. The amount of this commitment represented approximately €2.2 billion at December 31, 2003.

In 2002, France Telecom recorded a €571 million provision for the difference between the commitment and the value in use of the TP SA shares to be received. At December 31, 2003, the provision was increased to €870 million of which €299 million were recorded as an expense in 2003, mainly due to the fall of the zloty against the euro.

22.5 Restructuring provisions

At December 31, 2003, restructuring provisions amounted to €331 million and mainly included:

(i)	For Orange:

•	Restructuring costs in the amount of €146 million. This amount primarily includes €21 million in personnel costs, €57 million in indemnities for termination of advertising contracts and €61 million for closing down sites (exit costs and penalties for canceling tenancy agreements).

•	€64 million in costs relating to the withdrawal from Sweden—mainly for covering legal commitments.

(ii)	For Equant, €51 million mainly including:

•	€37 million in costs related to site closures (exit costs and penalties for canceling tenancy agreements).

•	€11 million in personnel costs

The €253 million increase in provisions recorded in 2003 mainly relates to an additional provision to cover reorganization costs in connection with the operational performance improvement plans. These costs break down as €58 million for Orange and €175 million for Equant.

Provisions used in 2003 totaled €413 million, mainly breaking down as follows:

•	€102 million for the Orange Group;

•	€73 million for TP;

•	€228 million for Equant.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

22.6 Other long-term liabilities

At December 31, 2003, this heading notably included:

•	Fixed assets supplier payables in the amount of €326 million (€325 million at December 31,2002).

•	Deferred income for a total amount of €122 million (€142 million at December 31, 2002) relating to Orange plc. This deferred income relates to the net credits arising from in-substance early extinguishment (“In substance defeasance”) of draw-downs under finance leases (see Note 28), which is recognized in income over the life of the lease on a straight-line basis.

Moreover, vendor financing amounting to €287 million at December 31, 2002 was reclassified as short-term liabilities due to its maturity date.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 23—STOCK OPTION PLANS

–	France Telecom SA has not set up any stock option plans.

However, France Telecom announced that, upon completion of the tender offer for, followed by a compulsory purchase of, the outstanding shares in Orange, it will offer to enter into a liquidity agreement (the “liquidity agreement”) with certain holders of Orange share options within three months after the publication date of the notice stating the results of the offer subject to certain conditions (see Note 25). Orange shares covered by this liquidity agreement and acquired by the participants upon exercise of their Orange share options will be exchanged for France Telecom S.A. shares at an exchange ratio of 11 France Telecom S.A. shares (or for a cash amount or a combination of shares and cash, at the sole discretion of France Telecom S.A.) for 25 Orange shares. If participants do not sign the liquidity agreement, they may still exercise their share options and receive Orange shares.

–	Orange SA, Equant NV and Wanadoo SA have granted stock options to management and employees.

Outstanding options represent respectively 2.39%, 2.94% and 2.16% of the share capital of these companies.

Details of these plans are provided hereafter.

23.1 Orange stock option plans

The stock option plans described hereafter have been approved by the company’s Board of Directors of the company and were applicable during 2003, 2002 and 2001:

•	Stock option plan (France)

The Orange Share Option Plan is designed for employees and executive directors of Orange subsidiaries who are French residents or otherwise eligible. Under this plan, options to subscribe for new shares of the company are granted to eligible persons.

•	International Sharesave Plan

The Orange International Sharesave Plan is designed for employees and executive directors of Orange subsidiaries. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons. The options can be exercised after an eligible employee has agreed to save a fixed monthly amount with authorized institutions for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

•	Stock option plan (International)

The International Share Option Plan is designed for employees and executive directors of subsidiaries of Orange who reside outside France, principally in the United Kingdom. Six tranches exist, each with a different vesting period.

In accordance with the accelerated vesting period provisions of the International Share Option plan and as a result of the Exchange Offer, 19,243,156 options, with initial three-year cliff vesting period, have become exercisable for a period of 6 months starting from 20 November 2003, i.e. the beginning of the public and compulsory buy-out period. If such options have not been exercised by 20 May 2004, they will revert back to their initial vesting schedule.

•	Stock option plan (United-States)

The Orange US Share Option Plan is a qualifying share option plan for employees and executive directors of the company’s subsidiaries in the United States. Two tranches exist, each having different vesting periods.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Information relating to Orange SA’s employee stock option plans is as follows:

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	111,403,926	€8.84

Granted	20,722,609	€7.42
Stock option plan (France)	8,113,320	€7.43
“Sharesave Plan” (International—3 years UK)	300,459	£4.53
“Sharesave Plan” (International—3 years Netherlands)	—	—
“Sharesave Plan” (International—5 years UK)	—	—
Stock option plan (International)	12,243,230	€7.43
Stock option plan (United States)	65,600	€7.43

Exercised	(8,555,394)	€7.19
Stock option plan (France)	—	—
“Sharesave Plan” (International—3 years UK)	(73,818)	£4.45
“Sharesave Plan” (International—3 years Netherlands)	(570)	€6.14
“Sharesave Plan” (International—5 years UK)	(50,999)	£4.43
Stock option plan (International)	(8,194,603)	€7.21
Stock option plan (United States)	(235,404)	€6.92

Cancelled, Returned, Lapsed	(8,516,525)	€8.27
Stock option plan (France)	(1,002,060)	€8.91
“Sharesave Plan” (International—3 years UK)	(861,291)	£4.31
“Sharesave Plan” (International—3 years Netherlands)	(57,733)	€6.14
“Sharesave Plan” (International—5 years UK)	(485,332)	£4.43
Stock option plan (International)	(5,325,755)	€8.71
Stock option plan (United States)	(784,354)	€8.24

Options outstanding at the end of the year	115,054,616	€8.72

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Details of outstanding options at December 31, 2003 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2003

Stock option plan (France)	42,695,872	11	€8.66	413,245
Stock option plan (International—3 years UK)	3,393,712	17	£4.14	44,934
Stock option plan (International—3 years—Netherlands)	173,883	27	€6.14	—
Stock option plan (International—5 years—UK)	1,656,594	27	£4.43	22,770
Stock option plan (International)	65,105,784	4	€8.94	41,055,188
Stock option plan (United States)	2,028,771	1	€9.54	1,807,636

Total	115,054,616	8	€8.72	43,343,773

The options outstanding at December 31, 2003 represente 2.39% of the shares issued by Orange SA at that date.

In addition, the Orange consolidated subsidiaries, Mobistar S.A. and ECMS have each set up stock options plans as described below:

•	Mobistar S.A.

Mobistar has granted stock options to certain employees in the form of stock warrants (BSA). 778,220 BSA – representing 1.23% of Mobistar S.A.’s share capital (after dilution) – were outstanding at December 31, 2003 (797,953 at December 31, 2002). The exercise price of a BSA is €34.15. 57,830 BSA expire in July 2005 with the remaining 720,390 expiring in July 2008. BSA may only be exercised during predefined one month periods between January 2004 and July 2008 at follows:

–	Beneficiaries my exercise up to 50% of their BSA in January 2004,

–	Beneficiaries may exercise up to 75% of their BSA in September 2004,

–	All of the BSA may be exercised in July 2005. The BSA which expire in July 2008 may also be exercised in January 2006, September 2006, January 2007, September 2007 and July 2008.

•	ECMS

ECMS granted 479,000 stock purchase options to its employees during 2003 and acquired treasury shares in order to comply with the requirements of this plan. The options may be exercised between February 20, 2006 and February 20, 2010 at an exercise price of 37 Egyptian pounds per option.

23.2 Equant stock option plans

The stock option plans approved by the Board of Directors of Equant are described below:

Equant adopted a Stock Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants took effect on July 21, 1998 for all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers, and its supervising directors. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to Equant or employees of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the employment contract.

In some countries, Equant has adopted a phantom plan rather than an actual stock option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning stock options without involving the actual transfer of options or shares.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

On May 25, 2001, Equant offered to purchase outstanding options (‘Option Buyback’) that were granted under the ‘Option Plan’ on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. This was subject to the completion of the France Telecom transaction, which occurred on June 29, 2001. As a result of the ‘Option Buyback’ Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options .

On June 29, 2001 all options and restricted shares that were granted under the ‘Option Plan’ on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in Equant paying US$0.5 million in social charges during the year ended December 31, 2001.

On March 27, 2002, Equant awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards as described below.

At December 31, 2002, Equant had granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from US$0.00 to US$117.81 and vesting periods from July 21, 2000 to October 23, 2006.

In 2003, Equant granted 285,974 options at a weighted average exercise price of US$6.52.

The different option plans granted by Equant to its employees (including the restricted share awards) are summarized below:

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	8,655,642		€20.45

Granted	285,974		€5.16
Stock option plans	285 974		$6.52

Exercised	(33,340)		€2.88
Stock option plans	(33,340)		$3.64

Cancelled, returned, lapsed	(293,253)		€16.11
Stock option plans	(293,253)		$20.35

Options outstanding at the end of the year	8,615,023	$ €	21.02 16.64

Details of outstanding options at December 31, 2003 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2003

Stock option plans	8,615,023	32	€16.64	3,645,769
Total	8,615,023	32	$21.02	3,645,769

The number of options outstanding at December 31, 2003 represente 2.94 % of shares issued by Equant NV at that date.

23.3 Wanadoo stock option plans

The different stock option plans approved by Wanadoo’s Board of Directors and in force during 2003 are summarized as follows:

•	2000 stock option plan

This plan is designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. It includes two tranches, one with and one without performance conditions. Exercise of the second tranche options is subject to the following performance conditions:

–	if growth in Wanadoo’s shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, then only 50% of the shares can be exercised;

–	if this growth is between 80% and 100%, then 66.66% of the options can be exercised;

–	if this growth is between 100% and 120%, then 83.3 % of the options can be exercised;

–	if this growth is over 120%, then 100% of the options can be exercised.

–	the other options can be exercised three years after their grant date but can only be sold four years after that date.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

•	Stock option plans of April and November 2001

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. The options for subscription of shares can be exercised three years after their grant date but can only be sold 4 years after that date. The exercise of options granted to the members of the Management Committee of the Wanadoo group is subject to the following performance conditions:

–	15% of the options will be available if the Wanadoo share performance exceeds that of Eurostoxx Telecommunications;

–	15% of the options will be available if the Wanadoo share performance equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro);

–	50% of the options will be available if proforma operating income before amortization and depreciation of Wanadoo based on a constant scope of consolidation was positive in the fourth quarter of 2002;

–	20% of the options will be available without conditions.

•	Stock option plans of June and November 2002

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. All options for subscription of shares can be exercised three years after their grant date but can only be sold 4 years after that date.

•	Freeserve stock option plans of March 2001

This plan exclusively concerns subscription options attributed to Freeserve employees. It provides for the exercise of the options as follows:

–	10% – 6 months after the date of grant

–	10% – 12 months after the date of grant

–	40% – 24 months after the date of grant

–	40% – 36 months after the date of grant

•	Freeserve stock option plan of November 2001

This plan exclusively concerns subscription options attributed to Freeserve employees. It breaks down into two different plans.

The first plan concerns 583,182 options exercisable as follows:

–	50% – 22 months after the date of grant

–	50% – 34 months after the date of grant

The second plan concerns 156,706 options exercisable as follows:

–	50% – 19 months after the date of grant

–	50% – 31 months after the date of grant.

•	Freeserve stock option plans of June and November 2002

These plans exclusively concern subscription options granted to Freeserve employees. It provides for exercise of the options as follows:

–	50% – 24 months after the date of grant

–	50% – 36 months after the date of grant

•	2003 stock option plan

This plan concerns employees and executive directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but may only be sold or transferred 4 years after their grant date.

The different stock option plans granted to employees are summarized below:

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	30,412,012	€7.43

Granted	5,400,000	€6.48
2003 stock option plan	5,400,000	€6.48

Exercised	—	—

Cancelled, returned, lapsed	(3,485,057)	€6.16
2000 stock option plan	(68,000)	€19.00
Freeserve stock option plan March 2001	(1,824,234)	€6.12
2001 stock option plan	(412,500)	€6.00
Freeserve stock option plan November 2001	(252,286)	€6.00
2002 stock option plan	(301,000)	€5.40
2002 Freeserve stock option plan	(619,037)	€5.40
2003 stock option plan	(8,000)	€6.48

Options outstanding at the end of the year	32,326,955	€7.41

Details of outstanding options at December 31, 2003 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Nov. 30, 2003
2000 stock option plan	3,741,000	7	€19.00	—
Freeserve stock option plan March 2001	2,041,569	1	€6.12	1,224,941
2001 stock option plan	10,654,500	16	€6.00	—
Freeserve stock option plan November 2001	678,440	4	€6.00	339,220
2002 stock option plan	8,581,000	30	€5.40	—
2002 Freeserve stock option plan	1,238,446	12	€5.40	—
2003 stock option plan	5,392,000	48	€6.48	—

Total	32,326,955	22	€7.41	1,564,161

The number of options outstanding at December 31, 2003 represented 2.16% of Wanadoo SA’s issued shares at that date.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 24— MINORITY INTERESTS

Changes in minority interests are as follows:

	Year ended
(in millions of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	9,780	8,101	2,036
Net income/(loss) for the period	522	(170)	(714)
Issuance of share capital to minority interests	(52)	23	74
Effect of acquisitions and divestitures	(3,226)	2,747	6,802
Appropriation of prior period net income/(loss)	(120)	(77)	(128)
Translation adjustment	(836)	(799)	31
Other	(102)	(45)	—

Closing balance	5,966	9,780	8,101

At December 31, 2003, minority interests related mainly to Orange SA and its subsidiaries for an amount of €673 million, TP Group for an amount of €2,507 million, Wanadoo for €1,449 million and Equant for €965 million. The change in translation adjustment is mainly due to the exchange rate variations of the Polish Zloty and the pound sterling.

At December 31, 2002, minority interests related mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP Group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million.

At December 31, 2001, minority interests related mainly to Orange SA and its subsidiaries for an amount of €4,204 million, Equant/Global One for an amount of €1,532 million and Wanadoo for €1,507 million.

In 2003, the effect of acquisitions and divestitures primarily reflects the purchase of minority interests in Orange—representing €2,962 million—further to France Telecom’s public exchange offer for Orange shares (see Note 3).

In 2002, the effect of acquisitions and divestitures related mainly to the change in the method of consolidation of TP Group (see Note 3) for €3,011 million and to the purchase of approximately 2% of minority interests in Orange SA following the exercise of a put option by E.On amounting to €(539) million (See Note 3) and to the dilution of France Telecom’s interest in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

In 2001, the effect of acquisitions and divestitures related mainly to the IPO concerning approximately 13% of the capital of Orange, the Equant/Global One transactions and the dilution in France Telecom’s interest in Wanadoo on the Freeserve and Indice Multimedia acquisitions (see Note 3), as well as Nortel/Telecom Argentina being accounted for using the equity method.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 25— SHAREHOLDERS’ EQUITY

At December 31, 2003, the share capital of France Telecom amounted to €9,609,267,312, made up of 2,402,316,828 ordinary shares with a par value of €4 each. For the year ended December 31, 2003, the weighted average number of ordinary shares outstanding amounted to 1,955,369,526 and the weighted average number of ordinary and dilutive shares amounted to 2,186,414,015. French law number 2003-1365 of December 31, 2003 authorized the transfer of the French State’s stake in France Telecom from the public sector to the private sector and removed the requirement for the State to directly or indirectly hold over half of the Company’s capital. France Telecom was also added to the list of companies for which privatization is possible set out in the appendix to law number 93-923 of July 19, 1993. At December 31, 2003, the French State owned directly, and indirectly through ERAP 54.53% of France Telecom’s share capital.

Changes in share capital

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003, the Board of Directors has the authority for a period of 26 months to proceed with the issuance of ordinary shares, with or without preferred subscription rights for existing shareholders, or of instruments giving access to France Telecom share capital, representing a maximum nominal capital increase of €30 billion.

During 2003, in addition to the TDIRA issuance (see Note 26) the authorization was used as follows:

•	France Telecom increased its share capital through the issuance of 1,037,205,725 new shares with a par value of €4. Following this issuance, the number of shares issued reached 2,224,364,449 and the Company’s share capital amounted to €8,897,457,796. This capital increase was carried out through grants of stock purchase warrants (“bons de souscription d’actions” or “BSA”) with a parity of one BSA per France Telecom share held. 20 BSAs gave holders the right to subscribe to 19 shares at a price of €14.50 per share. France Telecom, having announced that the BSAs granted to its 95,363,219 treasury shares would not be exercised or sold, 1,091,795,500 BSAs were exercised (5 BSAs have not been exercised due to the parity applicable). France Telecom entered into a collateral contract with a bank syndicate which committed the bank syndicate to acquire and exercise all outstanding BSA. At the end of the subscription period, the shares issued were placed on the market in the course of a placement with bookbuilding and the difference between the placement price and the subscription price, i.e. €4.275 per BSA, was paid to the BSA holders selling their BSA. The gross amount of the rights issue totaled €15,039 million. Taking into account the issuance costs and bank fees (€200 million), the net proceeds from the capital increase amounted to €14,839 million.

•	On February 25, 2003 the Board of Directors decided to cancel 3 million France Telecom shares (representing €312 million) over the first six months of 2003 in connection with the TDIRA issuance authorized by the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003.

•	In June 2003, France Telecom launched an employee share issue. On July 28, 2003 the Chairman noted that at the end of the subscription period 5,596,476 shares payable in cash had been subscribed, and a further 1,754,152 free shares had been granted to the subscribers, representing a total of 7,350,628 new shares for an amount of €87 million.

•	On October 17, 2003, France Telecom issued 170,600,523 shares with a par value of €4 thus increasing the number of shares in issue to 2,402,315,600 and the share capital to €9,609,262,400 in order to finance the acquisition of Orange shares as part of the exchange offer (see Note 3), in addition to the 95,363,219 treasury shares used (see below). Based on the market price of the France Telecom share on October 16, 2003 – the date on which the Conseil de Marchés Financiers published the results of the exchange offer– the gross amount of the capital increase was €3,625 million. Issuance costs and bank fees amounted to €32 million.

•	At December 31, 2003, the capital of France Telecom SA included 1,228 shares issued further to the conversion of 101 convertible bonds during the year, at a ratio of 12.17 shares for one bond. These bonds had a face value of €800.05 and were issued at par in November 1998. At December 31, 2003, 2,536,878 of the bonds were outstanding. They matured on January 1, 2004 and holders have been able to redeem their bonds since January 2, 2004.

During the year ended December 31, 2002, France Telecom:

•	increased its share capital through the issuance of 33,687,956 new shares with a par value of €4 representing €134.8 million, in order to partially distribute the 2001 dividend in the form of shares, including 98,677 new shares

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, representing a total of €527.6 million.

•	carried out an employee share issue representing 2,298,125 shares at a price of €22.85 to which is added the 2,381,416 shares granted free to subscribers, i.e. a total of 4,679,541 new shares with a par value of €4 for an amount of €18.7 million. The issuance premium amounted to €33.8 million after employer contributions and the discount linked to shares issued free to subscribers.

•	as part of the same operation, bought back 2,160,593 shares from the Fonds Commun de Placement d’Entreprise for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in share capital and issuance premium amounted to €8.1 million and €38.5 million respectively.

In 2001, there were no movements in share capital.

Dilutive instruments

	As of
	December 31, 2003	December 31, 2002	December 31, 2002

		Comparable	Published
Weighted average shares outstanding—basis	1,955,369,526	1,237,922,590	1,085,071,591
Convertible bonds (See Note 16)	85,803,753	84,275,665	73,869,829
Perpetual bonds redeemable for shares (TDIRA) (See Note 26)	141,786,988	0	0
Liquidity agreement	3,453,748	—	—

Weighted average shares outstanding—diluted	2,186,414,015	1,322,198,255	1,158,941,420

Potential dilutive ordinary shares include notes convertible into France Telecom shares issued in 1998 and 2001 (see Note 17), perpetual bonds redeemable into France Telecom shares (TDIRA) issued in March 2003 (see Note 26) and certain Orange stock subscription options (see conditions set out above). The weighted average numbers of outstanding shares for the years ended December 31, 2003 and 2002 have been adjusted to take into account the capital increases carried out during the period January 1 through December 31, 2003 at a price lower than the market price in order to ensure comparability of earnings per share information disclosed in the financial statements.

At the end of the tender offer, followed by a compulsory purchase of, the outstanding shares in Orange, France Telecom has announced that it will offer Orange stock option holders and holders of Orange shares obtained upon exercise of stock options the possibility of entering into a liquidity agreement within three months following the publication date of the notice stating the result of the offer.

Orange shares covered by the liquidity agreement would be automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non transferability period.

The signatories to the liquidity agreement would undertake not to exercise their options before the end of any tax or social security non-transferability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares would be exchanged based on the exchange ratio applicable in the tender offer, i.e. 11 France Telecom shares for 25 Orange shares, adjusted where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity agreement, and consistent with usual practices and within the limits of relevant laws and regulations.

In accordance with accounting rules, the Orange stock options covered by the liquidity agreement must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price multiplied by 25/11 does not exceed the market price of France Telecom shares at December 31, 2003.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value shall be determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity agreement, or (iii) a combination of shares and cash.

France Telecom reserves the right not to propose the liquidity agreement in countries where it would be likely to jeopardize the tax or social security benefits related to existing plans or where, pursuant to the regulations or public offerings of securities or other similar regulations, it could lead to significant costs for Orange or France Telecom. France Telecom will consider implementing a similar procedure in favor of those who, as a result, would not be able to benefit from the liquidity agreement.

Treasury shares

At the General Shareholders’ Meeting held on May 28, 2002, the Company’s shareholders authorized the Board of Directors from this date to purchase France Telecom shares representing up to 10% of the capital. This authorization was renewed for 18 months at the General Shareholders’ Meeting held on May 27, 2003. The General Shareholders’ Meeting held on October 6, 2003 amended the minimum sale price of shares under the share buyback program.

During the year ended December 31, 2003:

•	France Telecom used 95,363,219 existing treasury shares to in exchange for Orange shares under the public exchange offer (see Note 3), in addition to the 170,600,523 new shares issued (see above). This transaction resulted in a gross increase in shareholders’ equity of €9,665 million, less a €5,675 million capital loss, net of a €1,963 million tax impact, i.e. a net increase in consolidated shareholders’ equity of €3,990 million. Further to the public exchange offer, France Telecom no longer holds any of its treasury shares.

During the year ended December 31, 2002:

•	Acquisitions of treasury shares represented 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 of 49.74 million shares representing the remaining shares held by Vodafone for an amount of €4.973 billion and the July 31, 2002 purchase of 2.16 million shares from Company mutual funds (“Fonds Commun de Placement d’Enterprise”) for €49.4 million, as part of the employee share issue (see above).

•	Further to the employee share issue and the Company’s purchase of 2.16 million of its treasury shares (see above), on September 12, 2002 the Board of Directors decided to cancel 2,040,716 shares.

•	No treasury shares were divested during the year.

•	Put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

•	After these transactions, France Telecom had no off balance sheet commitments related to treasury shares.

During the year ended December 31, 2001:

•	Acquisitions of treasury shares represented 64.6 million shares at an average price of €103.37, resulting mainly from two purchases in March 2001 concerning 64.1 million shares from Vodafone for an amount of €6.65 billion.

•	Divestitures of treasury shares amounted to 31.5 million shares at an average price of €56.71, including the contribution to the SITA foundation of 30.9 million shares for the acquisition of Equant (see Note 3). The result of these sales was offset against consolidated reserves for an amount of €1,271 million, net of tax (€778 million).

Dividends

No dividend was distributed for 2002. The total dividend distributed for 2001 amounted to €1,056 million, of which €660 million was distributed in the form of shares (see above). The cash payment was made on July 8, 2002.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Other movements in shareholders’ equity

Other movements in shareholders’ equity in 2003 represented a net reduction of €170 million including a €39 million negative impact resulting from the change in accounting method applicable to electronic directories (see Note 2).

At December 31, 2002, other movements in shareholders’ equity totaled a €780 million reduction, primarily representing:

•	a €320 million write-down of the revaluation provision relating to Wind Infostrada formerly recorded as part of shareholders’ equity (See Note 11)

•	a €243 million reduction representing France Telecom’s share in the revaluation of the assets and liabilities of TP to fair value at April 1, 2002, relating to the first block of TP shares (See Note 3);

•	a €198 million reduction corresponding to the tax on dividends distributed (See Note 7).

Foreign currency translation adjustment

The €3,614 million reduction in shareholders’ equity recorded under “Translation adjustment” at December 31, 2003 primarily concerns Orange PCS (a €2,002 million reduction), TP SA (a €558 million reduction) and the Equant sub-group (a €249 million reduction).

Out of the total €3,614 million reduction, €2,142 million concerns goodwill, including €1,471 million relating to Orange PCS, €310 million to TP SA and €109 million to Equant.

Shareholders’ equity in the single company accounts of France Telecom SA

At December 31, 2003, the shareholders’ equity in the single company accounts of France Telecom SA amount to €23.8 billion after taking into account the loss at December 31, 2003 of €3.1 billion.

Moreover, on May 27, 2003 the General Shareholders’ Meeting decided to allocate €22,776 million of the parent company’s 2002 net loss to additional paid-in capital.

NOTE 26—NON-REFUNDABLE FUNDS AND EQUIVALENTS

In accordance with the Assignment and Subscription Agreements, the February 25, 2003 Ordinary and Extraordinary Shareholders’ Meeting of France Telecom authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRA), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors (See Note 23.3).

On March 3, 2003, France Telecom issued 430,705 perpetual bonds redeemable for shares of France Telecom (TDIRA) with a nominal value of €14,100 each, for €6,072,940,500 of which €4,820,931,000 was reserved for the banking syndicate and €1,252,009,500 for Nokia and Ericsson.

The TDIRA have an initial interest rate of 7% from their issuance date until December 31, 2009 inclusive and are indexed on Euribor +3% thereafter. These rates could be revised to 6.5% and Euribor 3 months + 2.5% if, among various conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s ratings respectively. Where no dividend payment is voted in the General Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay the payment of the coupon. Such deferred interest will itself accrue interest based on the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full—including the related accrued interest—at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRA. Such interest costs are expensed on an annual basis in the income statement. Where their payment is deferred, identified interest and/or capitalized interest will be included in liabilities but not in the “non-refundable funds and equivalents” line.

France Telecom’s General Shareholders’ Meeting on May 27, 2003 decided not to pay dividends for the year ended December 31, 2002. France Telecom decided to defer the payment of interest due on the TDIRA for 2003, representing an amount of €253 million at December 31, 2003.

The TDIRA are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010 provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is higher than 125% of the redemption price), using the following conversion ratio: 351.672 shares for one TDIRA with a nominal value of €14,100 (the

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

initial ratio of 300 shares per TDIRA was adjusted in April 2003 to take into account the capital increase which occurred in that month). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the TDIRA redemption rate allocated to the banking syndicate will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRA were listed on the Premier Marché (international issuances) of Paris Euronext and the information memorandum was approved with a warning by the Commission des Opérations de Bourse on February 24, 2003 under visa n°03-092. The initial subscribers have agreed not to sell their securities up to the earlier of the date that falls six months after any capital increase carried out by France Telecom through a public offer, on June 30, 2004.

On August 25, 2003 France Telecom and the TDIRA holders agreed to change the conditions applicable to the payment of interest on the TDIRA in order to align them with market conditions following interest rate spread decreases applied to France Telecom since its share capital increase. Following this amendment, the TDIRA bear interest at 5.75% from their issuance date until December 31, 2009 inclusive (instead of 7% as initially agreed) and at Euribor +3% thereafter (unchanged compared to the initial interest conditions as described above). These two rates could be revised to 5.25% (instead of 6.5% as per the initial interest conditions) and Euribor 3 months + 2.5% thereafter (unchanged compared to the initial interest conditions detailed above) if, amongst various conditions, France Telecom’s rating reaches Baal and BBB+ according to Moody’s and Standard & Poor’s ratings respectively. This set of amendments required France Telecom to pay an additional amount of €438 million to TDIRA holders, which was recorded as a non-operating expense in the second half of 2003.

In addition to the change in the interest on the TDIRA, the term of the commitment by the holders not to sell these securities on the market was extended from October 15, 2003 (the initial deadline) to June 30, 2004.

During the second half of 2003, France Telecom bought back 56,297 of the TDIRA. 54,524 TDIRA were bought back from holders of the “Bank Tranche” for an average price equivalent to 99.24% of the nominal value of the bonds excluding accrued interest and 1,773 TDIRA were bought back from holders of the “Supplier Tranche” for an average price equivalent to 99.19% of the nominal value of the bonds excluding accrued interest.

The amount paid out corresponding to the nominal value of the TDIRA bought back totaled €794 million and the income recorded in the income statement amounted to €7 million.

At December 31, 2003 the remaining TDIRA recorded under “Non-refundable funds and equivalents” amounted to €5,279 million.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 27—RELATED PARTY TRANSACTIONS

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided at market prices. Subsequent to the separation of France Telecom and the French postal services (La Poste) in 1987, a number of transactions have subsisted, relating particularly to personnel and shared properties.

The transactions and balances summarized below arose in the ordinary course of business between France Telecom and related parties:

Amounts receivable from related parties

(in millions of euros)	As of
Related party	December 31, 2003	December 31, 2002	December 31, 2001
La Poste	56	47	50
Satellite organizations (1)	—	128	92
Sprint (2)	—	—	20
Thomson (3)	26	—	—
Tower Participations SAS	4	—	—

Amounts payable to related parties

(in millions of euros)	As of
Related party	December 31, 2003	December 31, 2002	December 31, 2001
AXA (3)	21	—	—
La Poste	28	36	30
Satellite organizations(1)	—	140	147
Sprint(2)	—	—	10
Thomson (3)	7	—	—
Tower Participations SAS	18	—	—

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Material transactions with related parties

(in millions of euros)		As of
Related party	Type of transaction	December 31, 2003	December 31, 2002	December 31, 2001

AXA(3)	Expenses	(29)	—	—
	Income	5	—	—

La Poste	Jointly managed services	56	42	71

Satellite organizations (1)	Expenses	—	(120)	(248)
	Income	—	20	50

Sprint(2)	Expenses	—	—	(7)
	Income	—	—	38

Thomson (3)	Expenses	(13)	—	—
	Income	22	—	—

Tower Participations SAS	Expenses	(55)	—	—
	Income	23	—	—

(1)	The satellite organizations (Eutelsat, Inmarsat and Intelsat) have not been considered as related parties since 2003.
(2)	Sprint has not been considered as a related party since 2002
(3)	From 2003, related parties include companies for which the Chairman of France Telecom’s Board of Directors is a member of the managing bodies.

Moreover, in 2002, specific agreements were reached with MobilCom as part of the freeze of its UMTS activities (see Note 22), NTL as part of its restructuring plan (see Note 12), and Caisse des Dépôts as part of the TDF divestment (see Note 3).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 28—CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

28.1 Contractual obligations

28.1.1 Contractual obligations reflected on the balance sheet

		Payments due by maturity at December 31, 2003
(in millions of euros)	Note	Total	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	From January 2009

Short-term borrowings	16	1,616	1,616	—	—	—
Long-term borrowings	16	47,827	9,057	12,613	8,116	18,041
— TP SA credit line draw downs(1)	18	1,030	229	403	140	258
— Orange credit line draw downs(2)	18	736	471	166	54	45
— Bonds convertible, exchangeable or redeemable into shares(3)	17	6,838	3,553	3,285	—	—
— Capital leases	See below	355	46	47	81	181

Equant CVR(4)	22	2,077	2,077	—	—	—
Early retirement plan	22	4,570	803	1,806	1,279	682

Total		56,090	13,553	14,419	9,395	18,723

(1)	Amount before swap: €1,065 million.
(2)	Amount before swap: €736 million.
(3)	Maximum amounts assuming no conversion or exchange.
(4)	As part of the Equant acquisition in 2001, France Telecom issued CVRs to certain beneficiaries. This commitment has been provisioned for maximum risk since December 2001 (see Note 22).

28.1.2 Off balance sheet contractual obligations

The following table summarizes off balance sheet contractual obligations, except for the complex commitments described in Note 28.2 and the commitments relating to assets described in Note 28.3.

		Payments due by maturity at December 31, 2003
(in millions of euros)	Note	Total	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	From January 2009

Operating lease	See below	6,766	1,036	1,878	1,730	2,122

Purchase obligations (1)
— Investments re the Polish Treasury (TP Group)	See below	2,626	757	1,344	525	—
— Fixed assets	See below	826	792	27	—	7
— Other goods and services	See below	3,525	1,644	751	446	684

Commitments relating to the public service secondment plan	See below	76	38	38	—	—

Total		13,819	4,267	4,038	2,701	2,813

(1)	Off balance sheet obligations relating to investments in non-consolidated companies are not included in this table (see Note 28.2.1).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

•	Commitments related to leases

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at December 31, 2003:

	As of December 31, 2003
(in millions of euros)	Capital leases (1),(2)	Operating leases (3)

2004	57	1,036
2005	34	958
2006	32	920
2007	68	852
2008	28	878
2009 and beyond	206	2,122

Total minimum future lease payments	425	6,766
Less interest payments	(70)	—

Net present value of minimum commitments	355	6,766

(1)	Included in the borrowings set out in note 16.

(2)	Not including lease payments on capital leases relating to Orange’s “in substance defeasance” transactions (see note 28.3.1).

(3)	Lease payments taking the form of overhead (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003 (see Note 10), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business. Lease payments relating to the real estate divested as part of this program amounted to €290 million in 2003.

Lease payments under operating leases posted to the income statement in 2003 amounted to €1,211 million (€1,096 million in 2002).

•	Commitments related to network construction and operation

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these regulations requires significant investments in future years as part of network development plans in countries where a license was granted. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations towards administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of valued investment programs. These include:

–	As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium (See Note 3), France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2003, the remaining amount to be invested by TP Group under this program amounted to €2,626 million (compared to €4,066 million at December 31, 2002).

–	In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT—the Vietnamese fixed line telephony operator—to provide and install new telephone lines in Ho-Chi-Minh City. The investment initially provided for was US$ 467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed US$ 178 million. In view of the investments already incurred, the residual amount of the commitment is estimated at approximately US$ 84 million at December 31, 2003.

–	On July 15, 2003, Orange and the two other mobile telephone operators in France signed a National Agreement (Convention Nationale) with the French government under which they undertook to cover approximately 3,100 localities, representing deployment on approximately 2,250 sites, in connection with the French government’s requirements for coverage of certain low population zones (so called ‘white zones’). An initial deployment phase concerning approximately 1,250 sites is to be completed by the end of 2004. The amount of capital expenditure which is expected to be incurred by each of the three French mobile operators for this phase is currently estimated at approximately €34 million, taking into account the French government’s contribution The economic terms and conditions of a second deployment phase concerning approximately 1,000 additional sites between 2005 and 2006 will be agreed during the first half of 2004.

•	Commitments relating to purchase and rental of network equipment, terminals and telecommunications lines

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of terminals and other equipment, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2003 relate to the following:

–	the rental of satellite transmission capacity for different engagements with maturities through 2015, depending on the contract, in an overall amount of €1,103 million.

–	the leasing of circuits by Equant in an amount of €439 million.

–	maintaining submarine cables for which France Telecom has joint ownership or user rights. These commitments amount to an overall estimated €308 million.

–	the outsourcing of certain customer services by Orange in France, in an amount of €104 million.

–	purchases of mobile telephone equipment by Orange, in an amount up to €381 million.

– purchases of equipment relating to the deployment of Orange’s UMTS networks in France and the United Kingdom, in an amount of €130 million.

As the financial risks relating to leases are generally offset by income generated with clients and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s management considers that these commitments do not give rise to a material risk.

•	Commitments related to the public service secondment plan

On June 5, 2003, France Telecom signed a group level agreement with union representatives relating to employment and upstream skill-set management. This agreement includes provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. As well as providing for secondment, according to the agreement France Telecom will pay (i) training costs (based on a case-by-case review), (ii) an indemnity—paid at the time of secondment—intended to compensate for the difference between total remuneration received at France Telecom and that received in the new position, where lower, over a period of two years (up to 60% of the former total annual base salary), and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four month’s remuneration. Similar provisions are included for private sector employees moving to the public sector.

Employees choosing secondment under this plan benefit from the provisions decided upon by the French government in decree no. 2003-1038 of October 30, 2003 setting down specific conditions for the secondment of France Telecom civil servants to the public sector. The decree states that where France Telecom civil servants are seconded at their request to any government or public sector establishment or service, none of the provisions in the specific bylaws regulating these establishments or services may prevent said secondment. It also sets down specific induction provisions for seconded civil servants. The decree also enables seconded civil servants to take part in competitive examinations or other procedures for promotions relating to grades and categories within their new position based on their seniority and original grade within France Telecom. It also provides that the secondment of a France Telecom civil servant is not taken into account in the determination of the number of work breaks used to calculate promotion possibilities.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 provides that France Telecom civil servants may be integrated, upon request, into national or local government public sector positions or those in the hospital sector. This integration is subject to a preliminary training period, followed by a specific secondment period. Integration is based on the qualifications of the civil servant concerned irrespective of the normal recruitment rules applicable to the public services accepting the new employees, except those for which a specific title or diploma is required. If the index obtained by the civil servant in the new service is lower than that which he held in his original position, a lump-sum indemnity will be paid by France Telecom. In this case, at the time of his integration, the France Telecom civil servant may request to pay pension contributions based on the salary on which his statutory pension contributions were based in his original position. This option is irrevocable and means that the payment of pension rights will be based on the same salary when the said salary is higher than that stated in the first paragraph of article L15

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

of the Civil and Military Pension Code. The administrations or organizations accepting these employees also benefit from specific financial and other measures provided by France Telecom. The conditions for the application of these provisions will be set by decrees issued by the Conseil d’Etat.

The impact of the group level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on the career development aspirations of France Telecom employees and therefore on the number of volunteers. It will also depend on the volume and type of positions offered by the various public services and whether those positions are suitable for the profiles of the secondment candidates. The consequences of the agreement will also be subject to the decisions made by the body responsible for the organization of integrations at the end of the secondment period. Finally, the number of effective secondments carried out by volunteer civil servants will also depend on the legal and regulatory provisions applicable and the recruitment policies in place within the various public service organizations.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned may be reliably measured. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the secondment organization body.

In 2003, 709 employees were seconded to the public sector, of which 544 under the procedure set up by the agreement of June 5, 2003. Payments made amounted to €10 million and a provision of €9 million was recorded at December 31, 2003 to cover the remaining payments for secondment departures at December 31, 2003. If the volume of secondments observed in the second half of 2003 remains consistent through December 31, 2005 (the expiry date for secondments under the June 5, 2003 agreement), and based on the financial measures provided for under the agreement and the costs observed in 2003, the present value of costs to be incurred would amount to approximately €76 million. For the reasons mentioned above, at December 31, 2003 France Telecom was not in a position to accurately measure the impact of this law.

28.2 Other off balance sheet commitments

28.2.1 Commitments related to investment securities

•	Commitments to acquire or sell securities

(a) As part of the tender offer for, followed by a compulsory purchase of, the outstanding shares in Orange launched on November 20, 2003 (see Note 3), France Telecom undertook to:

–	purchase all Orange shares not tendered to the offer at the price provided for during the offer and at the close thereof. At December 31, 2003, based on the number of Orange shares held by minority shareholders (47.2 million), this commitment amounted to €448 million.

–	purchase all Orange shares issued prior to the closing of the offer upon the exercise of stock options. Based on the stock options outstanding at December 31, 2003 whose exercise period starts at the latest on March 31, 2004—the date on which the offer would be closed if the applications to cancel the COB and CMF’s decisions are rejected (see Note 3), this commitment would amount to €669 million.

As part of the tender offer for, followed by a compulsory purchase of, the outstanding shares in Orange, France Telecom has also announced that it will offer Orange option holders and holders of Orange shares obtained on the exercise of options after the close of the offer, the possibility of entering into a liquidity agreement no later than in three months following the publication date of the notice stating the result of the offer. The terms and conditions for the implementation of the liquidity agreement are described in Note 25.

(b) As part of agreements between France Telecom and its partners within common subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

–	TP S.A.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding has held 47.5% of TP SA since October 31, 2001. The Polish government has undertaken that if it sells its TP SA shares as part of a public offer, it will grant a priority right of purchase to the consortium in relation to 10% of TP SA’s capital. At December 31, 2003, the Polish government’s direct stake in TP SA was less than 4%. In addition the shareholders’ agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding; (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its additional investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of a change of control or of violation of Kulczyk Holding’s obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its additional investment of 3.57% until January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid. In addition, under certain conditions (the insolvency of Kulczyk Holding or default on certain of its financial commitments, failure by France Telecom to respect certain financial ratios—see Note 20), the banks which financed the purchase of TP SA shares by Tele-Invest and Tele-Invest II—100% subsidiaries of Kulczyk Holding—can also demand that France Telecom take possession of all the shares which the banks hold as security (or their rights over these shares) at a price equal to the residual amount due under the credit agreement plus interest. This commitment amounted to € 2,155 million at December 31, 2003 and the commitment at term amounts to approximately €2.5 billion.

France Telecom has recorded a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002, increased to €870 million at December 31, 2003 (See Notes 6 and 22).

If the Kulczyk Holding put option had been exercised at December 31, 2003, France Telecom’s interest in TP SA would have increased from 33.93% to 47.50%. The main result would have been in an increase in borrowings of €2.2 billion, an increase in goodwill of €1.6 billion, and a decrease in minority interest of €0.6 billion. The provision of €870 million at December 31, 2003 would then have represented a partial write-down of the additional goodwill recognized on TP SA.

–	Tower Participations

Pursuant to the agreements signed upon the sale of TDF and the acquisition of approximately 36% of the capital of Tower Participations SAS (See Note 3), France Telecom entered into a joint commitment with the other shareholders of the company to subscribe for convertible bonds and to exercise warrants prorata to its interest in the company, if Tower Participations SAS so thinks fit. For France Telecom this represents a maximum commitment of €50 million.

–	Wirtualna Polska/TP Internet

TP Internet, a 100% subsidiary of TP SA, has granted a put option on the shares of Wirtualna Polska SA held by the other shareholders. The exercise price is indexed on the number of unique users of Wirtualna Polska SA up to a maximum of US$66.40 per share. This option can be exercised between June 1, 2005 and June 1, 2006 provided the average number of users is above 3 million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska SA’s site. In 2003, TP Internet increased its stake in Wirtualna Polska SA from 50% to 80.46% by purchasing additional shares at a price of US$15 per share, representing a total amount of US$20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP SA had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified and it is seeking to enter into negotiations with the minority shareholders to purchase their shares.

TP Internet has also granted a put option over shares of the company Parkiet Media SA held by the other shareholders. As 279,164 shares were purchased by TP Internet in October 2003 , this option only concerns 40,400 shares. It is exercisable for up to 50% of the shares in 2004 and 50% in 2005 at a price indexed on the sales and the net income of Parkiet Media SA for the year preceding the year during which the option is exercised. In 2003 the company had sales of €3 million and net income of €0.2 million. France Telecom does not consider itself exposed to a significant risk related to this option.

–	Orange Romania

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

On December 19, 2003, Wirefree Services Belgium (WSB), a wholly owned subsidiary of Orange, entered into a binding share sale and purchase agreement with one of its co-shareholders in Orange Romania S.A., whereby WSB agreed to purchase 51,052,650 ordinary shares of Orange Romania S.A. (representing around 5.45% of its share capital) for a cash amount of US$58.7 million, i.e. around €46 million. The completion of this transaction is subject to conditions precedent, i.e. the written consent of Orange Romania S.A.’s lenders and the notification of Orange Romania S.A. and its shareholders. The closing is expected to take place by April 30, 2004 at the latest. In the event that, within a period of 12 months following the closing date, Orange acquires shares in Orange Romania S.A. from a third-party, for a consideration in cash or tradable shares, and such acquisition price is greater than US$1.15 per share in Orange Romania S.A., Orange would be obliged to pay a price adjustment to the seller equaling to the excess price per share.

–	Orange Dominicana

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable on a quarterly basis between 2003 and 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. In 2003, the company had €90 million in sales and 562,000 subscribers.

(c) France Telecom has agreed with its partners in certain companies to various clauses for the compulsory or optional transfer of shares. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert. France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom’s interests in normal negotiations between the parties in the event of the transfer clauses being applied.

–	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a process of mediation. These options are in general exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2003, the company had €392 million in sales and 2,065,000 subscribers.

–	BITCO (Thailand)

If one shareholder of BITCO claims that one of its co-shareholders has committed a material breach under the terms of the shareholders’ agreement and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to exercise a call option to buy the defaulting party’s shares at 80% of market value or exercise a put option to sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a Thai telecommunication company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present 49% stake to 50% or above.

France Telecom wrote down in full the value of its stake in this company at December 31, 2003 (see Note 11).

–	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of one party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2003, amounted to €978 million for 100% of the shares.

–	Sweden

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Orange’s co-shareholders in 3G Infrastructure Services AB (“3Gis”), a joint venture formed by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the par value of the shares held by Orange Sverige AB in 3Gis. Following Orange’s decision to withdraw from the Swedish market, Orange’s interests in 3Gis were written down in full at December 31, 2002 (see Note 6). Orange Sverige AB terminated the 3Gis joint-venture agreement as well as all other related contracts (see Note 29), issued formal notice of this decision on May 8, 2003 and entered into an agreement to sell its UMTS license on December 29, 2003 .

–	Denmark

In the event of material default by Orange on its significant obligations under the shareholders’ agreement for Orange Holding A/S, a 67.2%-held Denmark subsidiary, the other shareholders can force Orange to purchase their shares in Orange Holding A/S at market value or, where the default is notified before July 20, 2002, at a price corresponding to the higher of market value and the initial investment amount plus 15% per year. Minority shareholders notified Orange of such a default before July 20, 2002 and are claiming €127 million in damages, excluding interest (see the description of this dispute in Note 29). In the event of a default by the other shareholders on their obligations, Orange and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value.

–	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom S.N.C. has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture. The exercise price of the option is based on a contractual price formula and at December 31, 2003 was estimated to amount to some €35 million.

–	Novis/Clix

The shareholders’ agreement of the Portugal-based Clix which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put or call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise period and price determination. Therefore the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case ), freely by the parties within the framework of a “Texan clause”, or through an auction procedure.

Clix’s 2003 sales were €34 million and at December 31, 2003, it had 180,696 subscribers.

The shareholders’ agreement of Novis, which set out similar provisions, expired on December 31, 2003 and France Telecom has notified Sonae that it does not intend to renew the agreement.

–	Noos

France Telecom holds the right to dispose of its Noos shares if Suez sells its stake in Noos (“Tag Along”). Suez may compel France Telecom to sell its shares in Noos if: (i) Suez sells its entire interest or a major part of its interest in Noos, (ii) such a sale involves at least 50% of Noos’s share capital (“Drag Along”). Finally, Suez and Morgan Stanley Dean Witter Capital Partners IV LLC hold a pre-emptive right on these Noos shares (“Right of First Refusal”). The net book value of France Telecom’s stake in Noos was written down in full at December 31, 2003 (see Note 12).

•	Commitments related to sale of investments

The asset and liability warranties generally granted by France Telecom in connection with the sale of investments are described in Note 28.2.2. In exceptional cases, France Telecom has given or received other commitments, the most significant of which are as follows:

–	TDF

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

As part of the sale of Telediffusion de France (TDF), the shareholders’ agreement concluded between France Telecom, the investment funds and Caisse des Dépôts et Consignations gives control over Tower Participations SAS to the investment funds who have the majority of representatives on the Supervisory Board. In the event of non respect of contractual provisions relating to the composition of the Supervisory Board or majority rules for the general meetings of Tower Participations SAS shareholders are committed to pay a penalty of €400 million to the investment funds on a pro rata basis.

Moreover, the shareholder agreement governs shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

Finally, upon future divestment of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment as follows:

–	between 0 and 12.5% of internal rate of return (IRR), the gain is shared pro rata to the shareholders’ contribution

–	between 12.5 and 25% of IRR, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR,

–	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €300 million bearing interest at 7% per annum.

– Eutelsat

In the context of the Eutelsat divestiture, France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares (see Note 3).

28.2.2 Guarantees

	Commitments due per period at December 31, 2003
	Note	Total	Before end of	Between January	Between January	From January
			December 2004	2005 and	2007 and	2009
(in millions of euros)				December 2006	December 2008

Guarantees given to third parties by France Telecom
—as part of operating activities (1)	See below	322	183	36	8	95
—in relation to disposals (2)	See below	2,494	1,315	375	712	92
—as part of the TPSA acquisition (3)	See Note 28.2.1	2,460			2,460
—sale of carry back receivables	See below	1,706	—	—	1,706	—
—QTE leases	See below	1,506	—	—	—	1,506

Total		8,488	1,498	411	4,886	1,693

(1)	These concern warranties granted to cover the commitments of non-consolidated companies and companies accounted for by the equity method.
(2)	Limited guarantees.
(3)	Guarantees relating to the purchase commitment on Kulczyk shares.

•	Guarantees given in the course of business

The main commitments of France Telecom relating to borrowings are set out in notes 16, 17 and 20.

In the course of its business, the Group grants certain guarantees to third parties (financial institutions, customers, partners and government agencies). These guarantees—which are given to ensure the proper performance of contractual obligations by France Telecom SA or its consolidated subsidiaries in the normal course of their business—do not increase the Group’s commitments unless material minority interests exist in the subsidiaries whose obligations are guaranteed. In December 2003, France Telecom SA undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is USD 500 million. As indicated in footnote (1), this commitment is not included in the table above.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method on an exceptional basis. France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain subsidiaries. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned.

At December 31, 2003, the main guarantees given were as follows:

•	In February 2002, Orange and one of its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favour of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002, i.e. €659 million as at 31 December 2003) granted to TA Orange Company Limited (owned at 99.86% by BITCO). Under this agreement, Orange and one of its co-shareholders in BITCO:

–	have agreed to inject cash in TA Orange Company Limited up to a maximum amount of USD 175 million under limited circumstances (the main one being in the event of a cash shortfall in that company).

–	might incur additional funding commitments towards TA Orange Company Limited in the event of changes in the regulatory environment prevailing in Thailand and if these were combined with a cash shortfall in TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that may be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs already estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a competitive regime for the telecommunications industry, however uncertainties relating to the timing, nature and economic impact on TA Orange Company Limited of such changes currently exist.

–	have committed to procure that TA Orange Company Ltd continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner, and not abandon the project regardless of the basis of its entitlement to operate its network.

In addition Orange must maintain control of WSB, the wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB’s shareholding or voting rights in BITCO should always be, directly or indirectly, more than 40%.

TA Orange Company Limited’ s bridge loan facility (drawn down in an amount of €638 million as at 31 December 2003) matures on March 15, 2004. TA Orange Company Limited has sought the consent of all third-party lenders in order to obtain an extension of the maturity date of the bridge loan from March 15, 2004 to June 30, 2004. In addition, TA Orange Company Limited has entered into negotiations with third-party lenders in order to substitute a long-term credit facility to the existing bridge loan facility. Under the existing sponsor support deed, Orange and one of its co-shareholders in BITCO could be requested, as part of this new financing arrangement and subject to prevailing market conditions, to provide undertakings to third-party lenders on substantially the same terms as those described above. If TA Orange Company Limited was unable to secure a new long term facility or sufficient alternative capital resources or loan facilities by the maturity date of the bridge loan, TA Orange Company Limited would be subject to a cash shortfall that could trigger the sponsors’ commitment (on a joint and several basis) to inject cash in the company up to a maximum amount of USD 175 million, i.e. around €139 million.

Orange has initiated discussions with its co-shareholders in BITCO, with a view to examine the possibility to reduce its current 49% shareholding in BITCO. However, all the existing commitments of Orange under the financing arrangements of TA Orange Company Limited, as described above, remain in place as long as these discussions have not led all concerned parties to enter into a legally binding agreement.

In the event that Orange had to make new contributions in favour of TA Orange Company Limited, Orange’s ability to recover such contributions would depend upon several conditions, and particularly upon the commercial and financial achievements of TA Orange Company Limited.

•	Pursuant to a shareholder support agreement, Orange is required to make a shareholder contribution available to ONE GmbH (previously Connect Austria), a 17.45% owned investment, up to a maximum amount of €68 million. Orange’s obligation under this agreement will be extinguished in 2009.

•	Following the sale of Wind which became effective on July 1, 2003 (see Note 11), all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares) and

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Enel is committed to release France Telecom from all financial commitments related to its 26.58% stake in Wind (including funding commitments and guarantees) which resulted from these agreements.

•	Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial situation.

The following table sets out the term and limits of the main guarantees granted:

(in millions of euros)		Guarantee ceilings and expiry dates as of Dec. 31, 2003
Asset/investment sold	Beneficiary	Ceiling	Before end of December 2004	Between January 2005 and December 2006	Between January 2007 and December 2008	Beyond January 2009

– TDF	Tower Participations and subsidiaries	645	553			92
– Eutelsat	Eurazeo Blue Birds	462			462
– KPN Orange(1)	KPN Mobile International	399	399
– Casema	Cable Acquisitions	250			250
– Stellat	Eutelsat	180		180
– Real estate	Financial institutions	168		168
– Pramindo Ikat	PT Indonesia	130	130
– France Televisions Entreprises (TPS)	TF1	129	129

(1)	This guarantee was released on February 6, 2004.

•	Sale of carry back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7, France Telecom has accepted a habitual clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3 year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

•	QTE Leases

As part of cross-leasing transactions (“QTE leases”) with different third parties, France Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the table concerning minimum future lease payments (see Note 28.1.2). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2003 the guarantee represented €1,506 million.

28.3 Assets covered by commitments

The table below shows the Company’s capacity to freely use its assets as at December 31, 2003.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

(in millions of euros)	Note	December 31, 2003 Total

Assets held under capital leases	See below	896
Fixed assets pledged or mortgaged (1)	See below	10,791
Collateralized assets	See below	785
Outstanding sold receivables (2)	13	1,722

Total(3)		14,194

Pledged consolidated shares (4)	See below	246

(1)	Value in the consolidated accounts of assets given as securitycapi (including pledged non-consolidated shares).
(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(3)	Including €788 million corresponding to assets of companies whose shares have been pledged (see below).
(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

28.3.1 Assets held under capital leases

•	Assets held under capital leases amounted to €896 million at December 31, 2003 including €370 million relating to “in susbstance defeasance” operations.

•	As part of the capital lease agreements concluded in 1995 and 1997, Orange in the United Kingdom has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s rental obligations. These funds, which totaled €1,063 million at December 31, 2003 (€1,157 million at December 31, 2002), together with the interest earned thereon, will be used to settle Orange’s rental obligations under the leases.

These operations, which in substance are the same as early extinguishments of capital lease commitments, result in the offset of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the table in Note 28.1.2. The operations resulted in a net gain which has been recorded in the consolidated balance sheet as deferred income and will be amortized to the statement of income over the lease term on a straight-line basis. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the company’s management.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third party liability insurance, to cover the payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency.

28.3.2 Pledges, mortgages and other securities

•	Various fixed and current assets of the France Telecom Group have been pledged or awarded as guarantees, representing an amount of €11,875 million at December 31, 2003.

Out of this total, €10,885 million concerns assets owned by Orange awarded as guarantees to financial institutions in order to guarantee the repayment of bank loans and credit lines, the used portion amounting to €736 million for the France Telecom Group (€927 million for Orange) and totaling €1,812 million for the France Telecom Group (€2,002 million for Orange) at December 31, 2003.

The main pledged assets relate to the following at December 31, 2003:

–	substantially all of Orange Holdings UK’s and its subsidiaries’ fixed assets in an amount of €8,723 million, as well as current assets and cash balances of Orange subsidiaries in the United Kingdom in an amount of €578 million. On February 4, 2004 the security over these assets was released following the cancellation of the related credit facility;

–	real estate owned by Mobistar S.A (Belgium) in an amount of €485 million, in order to guarantee the payment of a credit line which was repaid before December 31, 2003. However this guarantee has not yet been released;

–	all or part of Orange’s consolidated investments in Romania, Egypt, Cameroon, Botswana, the Dominican Republic and Madagascar and its non consolidated investments in Portugal and Sweden (i.e. the interest held by Orange Sverige AB in 3Gis exclusively) ;

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

–	current assets of the Orange Group in Romania.

•	As part of swaps contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2003 was €910 million (see Note 16.1).

At December 31, 2003, Management considers that, to the best of its current knowledge, there are no existing commitments likely to have a material impact on the current or future financial situation of France Telecom, other than those listed above.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 29—LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, a provision is recorded to provide for the lower end of the range. The amount of the provisions recorded is based on a case by case assessment of the risk level and does not simply depend on the stage of the legal proceedings. However, events arising during the proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, neither France Telecom nor its subsidiaries are parties to any legal or arbitration proceedings (and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties) for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, its activity or its consolidated financial position.

A total of €432 million has been recorded in France Telecom’s accounts by way of provisions to cover the litigation set out below.

Litigation related to competition law

A certain number of claims have been issued by competitors against France Telecom for alleged abuse of dominant position and anti-competitive behavior, particularly in countries where the Group is the historical operator, such as in France or Poland.

With regard to the claims lodged for abuse of dominant position, plaintiffs generally claim all available sanctions under the law, including the termination of anti-competitive practices and fines from the competition authorities, and plaintiffs or other competitors may also claim damages in the proceedings. With regard to competition law, the national and European community antitrust laws provide for fines that can, in theory and in the worst case scenario, amount to as much as 10% of the revenue generated during the period of the violation.

European Commission procedures and requests for information

•	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. France Telecom considers that this procedure will not be continued. In the absence of any formal inquiry proceedings, France Telecom considers that the three-year statutory limitation period should apply, even if the European Commission has not issued a formal decision.

•	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages.

Lyonnaise Cable joined the proceedings as plaintiff in February 1998. In 2000 and 2001, the European Commission requested factual information from France Telecom who provided said information. Since this date, to France Telecom’s knowledge, there have been no further developments with respect to this matter.

•	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo Interactive of claims against the company’s tariffs for the high-speed Internet services Wanadoo ADSL and Pack X-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed Internet access market between March 2001 and October 2002. Wanadoo paid this fine and lodged an appeal against this decision to the European Court on October 2, 2003.

•	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure mainly relates to the financial measures announced by the French State on December 4, 2002. On that date the State announced that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan. The inquiry also covers the French business (“taxe professionnelle”) special tax regime resulting from France Telecom’s historical legal status since 1991. The Commission has not ruled out that the various measures examined gave France Telecom an advantage that constitutes State aid.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

France Telecom believes that the participation of the French State, in its capacity as a majority shareholder, in the company’s action plan is consistent with that of an informed private investor and does not include any elements of State aid. The European Commission has appointed an expert whose mission includes valuing any benefits obtained by France Telecom as a result of this transaction.

With respect to the French business tax (“taxe professionnelle”), until last year, France Telecom was historically subject to a special regime. Although the Company is now subject to direct local taxes under the general tax regime, France Telecom believes that the special tax regime to which it was previously subject did not constitute State aid.

The opening of an investigation procedure does not prejudice the final decision of the Commission.

If at the conclusion of the investigation, the Commission concludes that there was State Aid, it could either authorize the aid, subject to certain conditions and obligations, or declare the aid incompatible with the common market and order the reimbursement of the benefit received, if it has already been granted. To date, France Telecom is not aware of the conditions and obligations which could be imposed by the Commission.

The Commission received observations from France Telecom’s competitors which it forwarded to the French government, which in turn provided responses thereto. These observations related to the issues examined as part of the procedure but also to matters relating to other subjects which do not concern the procedure such as regulatory issues, the regime relating to the employment and pensions of civil services, the universal service etc. The Commission sent additional questions to the French government or requests for further details relating to the issues examined as part of the procedure and the other subjects mentioned by France Telecom’s competitors such as the financing of pensions or universal service.

Competition court procedures

•	On November 18, 1998, NumériCâble applied to the French Competition Council (Conseil de la concurrence) concerning the determination of the fee paid to France Telecom for usage of cable networks for broadcasting. NumériCâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Conseil de la concurrence. The appeals made by France Telecom against this decision were rejected. The Conseil de la concurrence continued its investigation into the substance of the case in June 2003. No decision is expected in this case before the end of 2004.

•	On November 16, 1999 AOL and Cegetel filed a complaint with the Conseil de la concurrence claiming injunctions relating to promotional offers on Wanadoo’s all inclusive Internet access packages known as “Les integrales”. AOL and Cegetel argued that such offers included predatory prices and a discount for joint purchase, leading to a price dumping effect on the Internet access market. The Conseil de la concurrence rejected AOL and Cegetel’s claim for injunctions and the two companies subsequently withdrew their case. The case was therefore closed by the Conseil de la concurrence in October 2003.

•	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (“ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of services offered. In addition, 9Telecom filed with the Conseil de la concurrence a request for a fine against France Telecom for failure to apply the February 18, 2000 decision. In July 2001, the Conseil de la concurrence resolved to issue a stay on the ruling to allow for an additional inquiry. This additional examination took place through hearings involving France Telecom and Wanadoo Interactive in December 2001. An additional report was issued by the Conseil de la concurrence in June 2003, which concluded that France Telecom had not respected the injunction pronounced on February 18, 2000. France Telecom has filed its response to this report and the Conseil de la concurrence is expected to issue its decision in the first quarter of 2004.

•	T-Online, an Internet subsidiary of Deutsche Telekom, applied to the Conseil de la concurrence in relation to alleged abuse by France Telecom of its dominant positions on the high-speed Internet market. On February 27, 2002, the Conseil de la concurrence suspended the marketing and sale of Wanadoo Interactive’s eXtense (Internet ADSL) packages in France Telecom’s sales outlets until July 4, 2002. This order was upheld by a decision of the Paris Court of Appeal dated April 9, 2002. Under this ruling, the suspension would be lifted if France Telecom provided, and two Internet access providers accepted, an extranet server that would allow for the mass marketing of their own high-speed packages. On July 19, 2002, the Conseil de la concurrence confirmed that France Telecom had indeed fulfilled its

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

obligations and lifted the suspension on marketing. In addition, the Conseil de la concurrence rejected similar requests for injunctions by Liberty Surf.

An investigation is currently underway into the substance of these two cases. On January 20, 2003, the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its marketing of all Wanadoo packages in sales outlets. France Telecom is accused of having financially benefited its subsidiary, of having engaged in harmful practices, and having used the information it holds as supplier of fixed line services to promote the marketing of its subsidiary’s services. France Telecom responded in March 2003 to these complaints.

•	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom for restrictive practices and abuse of dominant position. TENOR accuses France Telecom of implementing practices that hinder the rerouting of international calls. Following the first complaint notice dated April 10, 2001, to which France Telecom had responded, a supplementary notice of complaint was sent to France Telecom on June 30, 2003. These complaints are lodged against France Telecom S.A. and Orange, considered as a sole company as defined by competition law, as well as Cegetel, SFR and Bouygues Telecom. In this document, the plaintiff claims that the prices offered to small and large business markets from April 1999 to date for fixed line to mobile calls are lower than the related costs, and protests against the installation of mobile boxes and radio cases which can transform fixed line to mobile calls into mobile-to-mobile calls. France Telecom filed its reply to these claims on September 30, 2003.

•	On September 12, 2003 France Telecom was ordered by the Conseil de la concurrence to pay a fine of €40 million. This order came further to a claim filed by Foneca and Scoot—directory and telephone information companies—that France Telecom had not respected an injunction issued by the Paris Court of Appeal in July 1999 (in the Filetech case) whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner. The Conseil considered that the prices which France Telecom amended in 1999 and 2002 were still not cost-based and that this prevented competition. France Telecom paid the fine and appealed against this decision to the Paris Court of Appeal on October 22, 2003. The decision issued by the Conseil de la concurrence could lead to claims for damages from other operators providing information services.

•	In December 2003, Free and LD Com applied to the Conseil de la concurrence claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of France Telecom’s television offers over telephone lines. The first hearing for this case is scheduled for March 3, 2004.

•	On February 2, 2004 Wanadoo was served notice of an application made by AOL to the Conseil de la concurrence relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and is claiming an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers as well as the related price promotions and advertising campaigns.

•	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities. The European Commission is carrying out an inquiry on international roaming charges, which is mainly focusing on the United Kingdom. However, the Commission has not launched any formal procedure and the inquiry’s timeline remains uncertain. In France, the competition authorities have launched an inquiry on mobile markets. The inquiry is still at a very early stage. In Switzerland, the competition authorities opened an investigation into call termination charges. The investigation is still at an early stage. As highlighted above, these proceedings are generally at an early stage and no assurance can be given as to their outcome.

Civil proceedings

•	On April 16, 1997, a German court of appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

•	Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom’s directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York federal appeal court definitively rejected the claims of Group/address.

Group/address also lodged a claim with the Conseil de la Concurrence for abuse of dominant position on the French market. France Telecom was ordered to pay a fine of FRF 10 million and to give access to the directory data at request using a cost based tariff. France Telecom’s appeal to cancel this decision and a further appeal to the High Court have been rejected.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

As part of a parallel procedure, on June 13, 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases, and to commission an expert enquiry. This enquiry is still in progress. Group/address is claiming damages of €159.1 million. France Telecom considers that the claims made by Group/address are unfounded.

•	In January 2002, France Telecom and Wanadoo Interactive were summoned before the Nanterre Commercial Court by Mangoosta’s liquidator and a number of that company’s other shareholders. The total claim amounted to some €170 million, which, according to the plaintiffs, represents compensation for losses allegedly suffered by Mangoosta and the other shareholders as a result of France Telecom and Wanadoo abusing their dominant position in the ADSL markets, and reimbursement for the shareholders’ capital investments. Conclusions in response were filed in July 2002 and the plaintiffs have obtained a series of reports since then. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unsubstantiated.

•	France Telecom was summoned before the Paris Commercial Court on September 5, 2002 by Cegetel who accused the Company of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cégétel claimed €54 million in damages. By way of a ruling of January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel has appealed against this ruling and has increased the valuation of its total loss to €61.7 million.

On January 7, 2003 France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9 Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its prefix 8, non-compliance with which is subject to a fine of €100 per breach.” . France Telecom was also ordered to pay €7 million in damages to 9 Telecom and has lodged an appeal against the ruling.

Finally, France Telecom was summoned before the court by Télé 2 in relation to the same issue on August 11, 2003. Télé2 claimed €75 million in damages and asked the court to order France Telecom to cease all of the practices of which it was accused and to systematically propose its offers through the prefix 8. Proceedings are currently under way before the Paris Commercial Court and a decision is expected in the first quarter of 2004.

•	On December 10, 2003, France Telecom was given notice that Millenium GmbH—a company controlled by Mrs Schmid-Sindram—intends to apply to the Kiel court to claim damages in its capacity as a former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and concerns France Telecom’s relations with MobilCom between 2000 and 2003 under an alleged “domination agreement” (see Note 22.3). Millenium GmbH intends to claim that France Telecom was responsible for losses caused to MobilCom resulting in particular from its commitment in relation to UMTS, its resulting debt and its sudden withdrawal from UMTS. Millenium GmbH claims that it has suffered losses of €40 million.

In addition, on December 15, 2003 France Telecom was informed that Mrs. Schmid-Sindram and Mr. Marek also intend to apply to the Flensburg court for a claim against France Telecom based on substantially the same facts, in their capacity as MobilCom shareholders. The plaintiffs intend to claim compensation for their MobilCom shares based on a price of between €200 and €335 per share.

•	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming damages of approximately €57 million. Although the outcome of this litigation cannot be determined with any certainty at this stage, Wandaoo considers that the claims are unfounded.

Administrative litigation

•	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is unsubstantiated for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. On March 28, 2003 the Administrative Court ruled that it did not have jurisdiction to hear the case and transferred it to the highest French administrative court, the Conseil d’Etat. However, the Conseil d’Etat referred the case back to the Paris Administrative Court on a definitive basis.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

•	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state operated roads, and particularly the annual amount of fees paid by the operators for the use of state operated motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has wider consequences and applies to all operators. The annual amount of fees paid by France Telecom based on the rates set by the abolished decree, amounts to approximately €50 million. To France Telecom’s knowledge, a new decree is being prepared by the government. However, at December 31, 2003 it was not possible to determine the financial impact of these new regulations.

International Arbitration

•	France Telecom holds 66.7% of FTML, a company formed in 1994, which operated a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (BOT) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and its competitor in advance of term. The termination took effect on August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and had claimed compensation from them. FTML rejected these allegations in arbitration proceedings at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003, with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties—and not only those already lodged with the ICC—will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract under which FTML would operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. The contract was extended several times and will terminate on March 31, 2004 unless a further extension is agreed upon. At the same time, on December 20, 2002, the Lebanese government initiated a procedure to award two mobile telephony licenses or a management contract for the two existing networks. However, this procedure was cancelled by the Lebanese government in 2004 and a new procedure is expected to be launched based on new specifications.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with the UNCITRL arbitration rules, FTML and FTMI valued their claims at May 15, 2003 against the Lebanese government at around US$952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, the arbitrators determining the extension of the BOT contract for frequency pollution reasons. In September 2003 the Lebanese government notified the parties that it was claiming around €1,445 million for breach of the BOT contract.

•	On December 22, 2000, an application for arbitration was made to the International Chamber of Commerce by the minority shareholders of Orange Holding A/S in relation to a dispute with France Telecom, Orange and its wholly-owned subsidiary, Wirefree Services Denmark (WSD). The application was brought in accordance with the Framework Agreement signed in order to transfer to Wanadoo the mass market Internet activities of Orange A/S (wholly owned by Orange Holding A/S). The minority shareholders were claiming damages of €118 million.

The Arbitration decision was issued on March 31, 2003 and France Telecom was ordered to pay the applicants €57.3 million in damages and interest from January 19, 2001 and to pay part of their legal fees. On April 30, 2003, France Telecom met its obligations and paid a total amount of approximately €70.5 million.

•	On July 19, 2003, the minority shareholders in Orange Holding A/S submitted a request for arbitration against Wirefree Services Denmark A/S (“WSD”), the owner of a 67.23% shareholding in Orange Holding A/S, and France Telecom Mobiles International S.A. (“FTMI”), a wholly owned subsidiary of France Telecom, as the sponsor of Orange Holding A/S, alleging that WSD and FTMI were in material breach of their essential obligations under the shareholders’ agreement and associated agreements relating to Orange Holding A/S following publication by the company of an announcement relative to its continued commercialization of fixed line activities. The minority shareholders claim that WSD should comply with their put right and purchase their 32.77% shareholding in Orange Holding A/S at the higher of market value and the initial cost of their investment plus 15% per annum, since they had notified the default before July 20, 2002 (see Note 28). The price claimed for their shares of Orange Holding A/S amounts to DKK 948 million (€127

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

million as at December 31, 2003) plus a carrying cost of 15% per annum between the capital increase or share purchase and the date of exercise of the put right.

This arbitration proceeding is at a very early stage. Though no assurance can be given as to its outcome, WSD and FTMI consider that there has been no material breach of their obligations under the shareholders’ agreement, hence the conditions allowing the minority shareholders in Orange Holding A/S to validly exercise their put right are not met.

•	Orange Sverige AB terminated the joint venture agreement in 3Gis and all contracts connected thereto (and formally notified this decision on May 8, 2003), including a loan agreements to 3Gis and a guarantee granted by Orange SA, on the grounds that 3Gis will be unable to fulfill its fundamental obligation to roll-out the UMTS infrastructure in Sweden by the end of 2003 in light of the present status of the roll-out and due to significant changes in the market conditions prevailing in Sweden since the initial agreement date.

Consequently, on July 21, 2003, Orange Sverige AB requested the Arbitration Institute in Stockholm to order 3Gis to repay the SEK 525 million (€58 million as at 31 December 2003) shareholder loan, plus interest intended to give 3Gis the means to fulfill its obligations to roll-out the UMTS infrastructure.

On 16 May 2003, 3Gis submitted a request for arbitration against Orange alleging that Orange Sverige AB and Orange S.A. had failed to make certain payments to 3Gis in accordance with the loan agreement and the guarantee granted by Orange S.A. The aggregate sum claimed by 3Gis amounts to SEK 475 million (€52 million as at December 31, 2003) plus interest.

At December 31, 2003 the two proceedings were at a very early stage and no assurance can be given as to the financial consequences of their outcome.

•	TP SA and Danish Great Northern Telegraph Company (DPTG) signed a contract in 1991 for the construction of a fiber optic network in Poland, with revenues to be split between the parties. A disagreement exists between the parties as to the basis for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA for an amount of €280 million. The outcome of this procedure cannot be determined at present.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 30—DIRECTORS’ COMPENSATION

The aggregate gross amount (excluding employer social security payments) of remuneration and benefits paid by France Telecom SA and the companies it controls to members of the Board of Directors or Executive Committee of France Telecom SA at the end of December 2003, totaled €11,796,634 million.

France Telecom’s Annual General Meeting held on May 27, 2003 decided to set at €250,000 the amount of attendance fees paid to members of the Board of Directors elected by the shareholders for 2003. Directors representing employees or the government do not receive any compensation for their position, but expenses for attendance at Board Meetings are reimbursed.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 31—SUBSEQUENT EVENTS

The subsequent events until February 11, 2004 are as follows:

Debt management

–	In January 2004, France Telecom issued bonds in an amount of approximately €2.5 billion in three tranches, with an average maturity of 12.5 years (see notes 17.1 and 20.3).

–	On February 6, 2004, France Telecom notified the holders of 1% bonds with exchange options for STMicroelectronics N.V. shares that it had decided to fully redeem the bonds in advance of term on March 9, 2004 at par and in cash. This will enable France Telecom to obtain increased flexibility in relation to the sale of the underlying shares from that date. Based on the number of bonds outstanding at February 6, 2004, the amount of the redemption totals €1,526 million (including accrued interest).

–	€5 billion of the €10 billion tranche B of France Telecom SA’s syndicated credit line unused at December 31, 2003 was cancelled with effect on February 12, 2004. 364 day renewable credit lines were set up in an amount of €1,800 million (see Notes 18 and 20.3).

–	On February 4, 2004, a credit facility totaling €1,428 million as at 31 December 2003 (drawn down in an amount of €367 million as at that date) was cancelled and the used portion was subject to an early repayment. The related security over Orange’s pledged assets in the United Kingdom and all related covenants were released as of that date (see Notes 18 and 28).

Pramindo Ikat

Pt Telekomunikasi Indonésia Tbk (PT Telekom) has announced its intention to redeem in advance of term in March 2004 the promissory notes issued on the sale of PT Pramindo Ikat Nusontara (Pramindo) in August 2002 (see Note 3) which mature in December 2004. Therefore, the securities of Pramindo will be transferred to PT Telkom on that date and the balance of the capital gain which has not yet been recognized will be recorded during the first half of 2004.

Release of security over the Orange group’s pledged assets

On February 4, 2004, the security over the current assets and cash balances of Orange subsidiaries in the United Kingdom was released (see Note 28.3.2)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 32—LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2003

The main changes in consolidation scope in the year ended December 31, 2003 are set out in Notes 3 and 11

Company			Country

France Telecom SA	Parent company		France

Orange Segment

Fully consolidated companies
Company	% interest	% control	Country

Orange SA	99.02	99.02	France
Orange Int. Developments	99.02	100.00	Bahamas
Wirefree Services Belgium	99.02	100.00	Belgium
Mobistar Corporate Solutions	50.29	100.00	Belgium
Mobistar	50.29	50.79	Belgium
Mobistar Affiliates	50.29	100.00	Belgium
Mobinvest	89.12	90.00	Belgium
Orange Botswana	50.50	51.00	Botswana
Orange Cameroun	99.32	100.00	Cameroon
Orange Côte d’Ivoire	84.17	85.00	Ivory Coast
Orange A/S	66.57	100.00	Denmark
Orange Holding A/S	66.57	67.23	Denmark
Orange World Services	99.02	100.00	Denmark
Wirefree Services Denmark	99.02	100.00	Denmark
Orange World	99.02	100.00	USA
Wildfire Communications	99.02	100.00	USA
Orange Ventures 1	99.02	100.00	USA
Orange Services US	99.02	100.00	USA
Inventmobile	100	100.00	France
Mobile et Permission	99.02	100.00	France
Orange Caraïbes	99.02	100.00	France
Orange Distribution	99.02	100.00	France
Orange France	99.02	100.00	France
Orange Réunion	99.02	100.00	France
Orange Réunion Invest	99.02	100.00	France
Orange Promotions	99.02	100.00	France
Orange International SAS	99.02	100.00	France
Orange Supports & Consulting	99.02	100.00	France
Rapp 6	99.02	100.00	France
Telsea Investments	60.30	75.50	Mauritius
Orange Madagascar	39.74	65.90	Madagascar
Castle Worldwide Finance	99.02	100.00	Netherlands
Orange Nederland	99.02	100.00	Netherlands
Orange Retail BV	99.02	100.00	Netherlands
Orange International BV	99.02	100.00	Netherlands
Wirefree Services Nederland	99.02	100.00	Netherlands
Orange Dominicana	85.16	86.00	Dominican Republic
Orange Romania	67.15	67.81	Romania
Ananova	99.02	100.00	UK
Orange plc	99.02	100.00	UK
Orange 3G	99.02	100.00	UK
Orange Cellular Services	99.02	100.00	UK
Orange Direct	99.02	100.00	UK

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Orange Segment

Fully consolidated companies
Company	% interest	% control	Country

Orange Euromessage Ltd	99.02	100.00	UK
Orange Global	99.02	100.00	UK
Orange Holdings and subsidiaries	99.02	100.00	UK
Orange Holdings (UK)	99.02	100.00	UK
Orange Mobile Data	99.02	100.00	UK
Orange Ocean	99.02	100.00	UK
Orange Overseas Holdings n°2 and subsidiaries	99.02	100.00	UK
Orange Paging (UK)	99.02	100.00	UK
Orange Personal Communications Services	99.02	100.00	UK
Orange Retail Ltd	99.02	100.00	UK
Orange Ventures Management	99.02	100.00	UK
Orangedot	99.02	100.00	UK
The Point Telecommunications	99.02	100.00	UK
Orange Slovensko	63.25	63.88	Slovakia
Orange Sverige	99.02	100.00	Sweden
Orange Communications SA (“OCH”)	99.02	100.00	Switzerland

Proportionally consolidated companies
Company	% interest	% control	Country

Egyptian Company for Mobile Services (ECMS)	36.00	71.25	Egypt
MobiNil Services (MMEA)	35.97	71.25	Egypt
MobiNil for Telecommunications	70.55	71.25	Egypt
MobiNil Invest	36.00	71.25	Egypt
Darty France Télécom	49.51	50.00	France
Rann BV	49.51	50.00	Netherlands

Equity accounted companies
Company	% interest	% control	Country

Newstakes (in liquidation)	24.76	25.00	USA
Bangkok Inter Teletech Company (BITCO)	48.52	49.00	Thailand
TA Orange Company	48.45	48.93	Thailand

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Wanadoo segment

Fully consolidated companies
Company	% interest	% control	Country

Wanadoo SA	71.13	71.13	France
Wanadoo International	71.13	100.00	Belgium
Autocity Network	68.53	96.34	Spain
Click Viajes	71.13	100.00	Spain
Wanadoo España (merger of Wanadoo España into eresMas, renamed Wanadoo España	71.13	100.00	Spain
QDQ Media (formerly Indice Multimedia)	71.13	100.00	Spain
Rincon del Vago	64.01	89.99	Spain
eresMas Inc.	71.13	100.00	USA
FIT Production	71.13	100.00	France
Kompass France	71.13	100.00	France
Marcopoly	71.13	100.00	France
Nordnet	71.13	100.00	France
Pages Jaunes	71.13	100.00	France
Wanadoo Data	71.13	100.00	France
Wanadoo E-Merchant	71.13	100.00	France
Wanadoo France (formerly Wanadoo Interactive)	71.13	100.00	France
Wanadoo Maps	71.13	100.00	France
Freeserve Servicos de Internet	71.13	100.00	Madeira
Maroc Connect	71.13	100.00	Morocco
Kompass Nederland	71.13	100.00	Netherlands
Wanadoo Nederland	71.13	100.00	Netherlands
Freeserve holding	71.13	100.00	UK
Icircle (Babyworld.com)	71.13	100.00	UK
Freeserve.com	71.13	100.00	UK
Freeserve Auctions	71.13	100.00	UK
Intracus	71.13	100.00	UK
Freeserve Investment	71.13	100.00	UK
F3B Property Company	71.13	100.00	UK

Equity accounted companies
Company	% interest	% control	Country

Europortal Jumpy	35.57	50.00	Spain
Eurodirectory	35.57	50.00	France

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Fixed line, Distribution, Networks, Large customers and Operators segment

Fully consolidated companies
Company	% interest	% control	Country

Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
Atlas Services Denmark	100.00	100.00	Denmark
Etrali Spain	100.00	100.00	Spain
Etrali North America	100.00	100.00	USA
FT Corporate Solution	100.00	100.00	USA
FTLD USA	100.00	100.00	USA
FT Participations US	100.00	100.00	USA
FTP Holding	100.00	100.00	USA
Globecast N.A	100.00	100.00	USA
Almerys	64.00	64.00	France
Alwino	100.00	100.00	France
Atrium 3	100.00	100.00	France
ATP Egora	100.00	100.00	France
Axilog	100.00	100.00	France
Cogecom	100.00	100.00	France
CV2F	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Etrali France	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
FT Câble	99.69	99.69	France
FT Câble Atlantique	99.69	100.00	France
FT Capital Development	100.00	100.00	France
France Télécom EGT	100.00	100.00	France
FT Encaissements	99.99	99.99	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Immo Investissement	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC	100.00	100.00	France
FT Terminaux	100.00	100.00	France
FT Transmissions Audiovisuelles	100.00	100.00	France
Francetel	100.00	100.00	France
GIE Innovacom	57.62	57.62	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Intelmatique	100.00	100.00	France
Rapp 10	100.00	100.00	France
Rapp 26	100.00	100.00	France

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Fixed line, Distribution, Networks, Large customers and Operators segment

Fully consolidated companies
Company	% interest	% control	Country

Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Setib	99.99	99.99	France
Sofrecom	100.00	100.00	France
Solicia	100.00	100.00	France
TD Com	100.00	100.00	France
Telinvest and subsidiaries	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Chamarel Marine Services	100.00	100.00	Mauritius
Etrali SRL	100.00	100.00	Italy
Globecast Italie	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
Global One Communication Network	100.00	100.00	Japan
Régie T Mexico	75.00	75.00	Mexico
FT Network Services Norway	100.00	100.00	Norway
Dutchtone Group	100.00	100.00	Netherlands
FT Services Nederland	100.00	100.00	Netherlands
TFN	100.00	100.00	Netherlands
Glocall	100.00	100.00	Netherlands
Newsforce and subsidiaries	100.00	100.00	Netherlands
FTLD Czech	100.00	100.00	Czech Republic
FT Network Services UK	100.00	100.00	UK
FT Participations UK	100.00	100.00	UK
Etrali UK	100.00	100.00	UK
Globecast N.E	100.00	100.00	UK
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
Globecast Asie	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Fixed line, Distribution, Networks, Large customers and Operators segment

Proportionally consolidated companies
Company	% interest	% control	Country

DT-FT Italian Holding GmbH	50.00	50.00	Germany
Globecast España S.L.	50.72	50.72	Spain

Equity accounted companies
Company	% interest	% control	Country

CNTP	33.99	33.99	France
Tower Participations SAS and subsidiaries	35.98	35.98	France
Bluebird Participations France	20.00	20.00	France

Equant segment

Fully consolidated companies
Company	% interest	% control	Country

Equant NV and subsidiaries	54.15	54.15	Netherlands

Equant Holdings US and subsidiaries	54.15	100.00	USA
Equant Inc	54.15	100.00	USA
Equant SA and subsidiaries	54.15	100.00	France
Equant Telecommunications	54.15	100.00	France
Gobal One Communications SA	50.90	100.00	France
Equant Network Services International	54.15	100.00	Ireland
Equant Network Systems	54.15	100.00	Ireland
Equant Finance BV and subsidiaries	54.15	100.00	Netherlands
EGN BV and subsidiaries	54.15	100.00	Netherlands
Equant Holdings UK	54.15	100.00	UK
Equant Network Services	54.15	100.00	UK

Equity accounted companies
Company	% interest	% control	Country

Radianz	26.53	49.00	USA

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

TP Group segment

Fully consolidated companies
Company	% interest	% control	Country

TPSA	33.93	47.50	Poland

Incenti	17.30	51.00	Poland
ORE	33.93	100.00	Poland
OTO Lublin	33.93	100.00	Poland
Parkiet Media	33.74	99.45	Poland
PTK Centertel	56.39	100.00	Poland
TP Ditel	33.93	100.00	Poland
TP Edukacja i Wypoczynek	33.93	100.00	Poland
TP Emitel	33.93	100.00	Poland
TP Internet and subsidiaries	33.93	100.00	Poland
TP Invest and subsidiaries	33.93	100.00	Poland
TP Sircom	33.93	100.00	Poland
TP Teltech	33.93	100.00	Poland
TPSA Finance	33.93	100.00	Poland
TPSA Eurofinance	33.93	100.00	Poland
Wirtualna Polska	27.30	80.46	Poland

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Other International segment

Fully consolidated companies
Company	% interest	% control	Country

CI-Telcom	45.90	51.00	Ivory Coast
Catalana	75.00	75.00	Spain
Uni2	100.00	100.00	Spain
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d’Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FTFI	100.00	100.00	France
FT Services	100.00	100.00	France
Rincom	100.00	100.00	Mauritius
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	30.71	72.55	Mali
Voxtel	53.61	54.90	Moldavia
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
FCR Vietnam PTE	74.00	74.00	Vietnam

Proportionally consolidated companies
Company	% interest	% control	Country

Telecom Mauritius	40.00	40.00	Mauritius
Cell Plus	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
JTC	35.20	40.00	Jordan
Mobilecom	35.20	40.00	Jordan

Equity accounted companies
Company	% interest	% control	Country

Intelig	25.00	25.00	Brazil
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 13, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information